     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 5, 1999


                                                      REGISTRATION NO. 333-72941

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                      ------------------------------------

                               Amendment No. 1 to

                                    Form S-3
                             REGISTRATION STATEMENT
                                   UNDER THE
                             SECURITIES ACT OF 1933
                      ------------------------------------
                           LASER VISION CENTERS, INC.
                   (Exact name of registrant in its charter)

           DELAWARE                                                             43-1530063
   (State of jurisdiction of                                                 (I.R.S. Employer
incorporation or organization)                                            identification number)

                     540 MARYVILLE CENTRE DRIVE, SUITE 200
                           ST. LOUIS, MISSOURI 63141
                                 (314) 434-6900
         (Address and telephone number of principal executive offices.)

                              ROBERT W. MAY, ESQ.
                     540 MARYVILLE CENTRE DRIVE, SUITE 200
                           ST. LOUIS, MISSOURI 63141
                                 (314) 434-6900
           (Name, address and telephone number of agent for service)

                                With copies to:

            JAMES R. DANKENBRING, ESQ.                             J. MARK KLAMER, ESQ.
   DANKENBRING GREIMAN OSTERHOLT & HOFFMANN P.C.                      BRYAN CAVE LLP
           120 SOUTH CENTRAL, SUITE 500                     ONE METROPOLITAN SQUARE, SUITE 3600
             ST. LOUIS, MISSOURI 63105                           ST. LOUIS, MISSOURI 63102
                  (314) 863-7733                                      (314) 259-2000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
    As soon as possible following the effectiveness of this registration statement.
    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plan, check the following box. [ ]
    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                      ------------------------------------
                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------
                                                                          PROPOSED MAXIMUM
           TITLE OF EACH CLASS OF                   AMOUNT TO BE         AGGREGATE OFFERING           AMOUNT OF
         SECURITIES TO BE REGISTERED               REGISTERED(1)            PRICE(1)(2)            REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------
Common stock, par value $0.01 per share......        1,978,000              $54,395,000                $15,122
-----------------------------------------------------------------------------------------------------------------------

(1) Includes 258,000 shares that the underwriters have the option to purchase from Laser Vision to cover over-allotments, if any.
(2) Estimated solely for the purposes of computing the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
    An Index of the Exhibits to this registration statement can be found at page II-2.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                   SUBJECT TO COMPLETION, DATED APRIL 2, 1999


                                1,720,000 SHARES
                                      LOGO
                                  COMMON STOCK
                            ------------------------

     Laser Vision is offering 1,000,000 shares and the selling stockholders are offering 720,000 shares. Our common stock is listed on the Nasdaq National Market under the symbol "LVCI." On April 1, 1999, the reported last sale price of the common stock on the Nasdaq National Market was $39.75 per share.

                            ------------------------
                 INVESTING IN THE COMMON STOCK INVOLVES RISKS.

                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                            ------------------------

                              PRICE $39.75 A SHARE

                            ------------------------

                                                                  Per Share              Total
                                                             -------------------  -------------------
Public offering price.......................................          $                    $
Underwriting discount.......................................          $                    $
Proceeds, before expenses, to Laser Vision..................          $                    $
Proceeds, before expenses, to the selling stockholders......          $                    $

     We have granted the underwriters the right to purchase up to an additional 258,000 shares of common stock to cover over-allotments. The underwriters expect
to deliver the shares to purchasers on           , 1999.

     The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                            ------------------------

A.G. EDWARDS & SONS, INC.                                  PRUDENTIAL SECURITIES


                      Prospectus dated             , 1999

                             OUR ACTIVE U.S. SITES


[Depicted is a map of the U.S. showing our ten fixed laser sites and the sites served by our 25 U.S. mobile lasers and our 23 mobile cataract systems.]


                    "ROLL-ON/ROLL-OFF" EXCIMER LASER SYSTEM

[Picture showing a mobile excimer laser system being loaded from its specially modified delivery vehicle.]

     LASERVISION(R), LASERVISION CENTERS AND DESIGN(R), LASERVISION CENTERS(R), LASERVISION CENTER(R), MOBILEXCIMER(R), LVC(R), LVCI(R) and the Laser Vision logo are registered U.S. servicemarks of Laser Vision.

     Some of the statements in this prospectus contain forward looking information. These statements are found in the sections entitled "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." They include statements concerning our business strategy, liquidity and capital expenditures, use of proceeds from this offering, our financing plans, trends in our industry, trends in government regulation and the payment of dividends.

     You can identify these statements by forward looking words such as "expect," "believe," "goal," "plan," "intend," "estimate," "may" and "will" or similar words. You should be aware that these statements are subject to known and unknown risks, uncertainties and other factors, including those discussed in the section entitled "Risk Factors," that could cause the actual results to differ materially from those suggested by the forward looking statements. See "Forward Looking Statements."

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including the documents incorporated by reference into it, particularly the section entitled "Risk Factors" and the consolidated financial statements and the notes to the consolidated financial statements. In this prospectus, "Laser Vision," "we," "us" and "our" refer to Laser Vision Centers, Inc., including its divisions and consolidated subsidiaries.

OUR BUSINESS


     We are one of the world's largest providers of excimer lasers, related equipment and support services for the treatment of nearsightedness, farsightedness and astigmatism. Our customers, who are eye surgeons, use our excimer lasers to eliminate or reduce the need for eyeglasses or contact lenses by reshaping the curvature of the cornea. Eye surgeons share access to our equipment and pay us a fee for each procedure they perform. This allows them to use sophisticated laser equipment without investment risk or maintenance responsibility and allows us to more efficiently use our equipment. We provide many of our eye surgeons with mobile excimer lasers that can be moved from location to location. For eye surgeons who perform a high volume of laser procedures, we provide excimer lasers at fixed sites. Our flexible delivery system enlarges the pool of potential locations, eye surgeons and patients that we can serve. We believe our flexible delivery system is our primary competitive advantage since it allows us to effectively respond to changing market demands.



     We also provide mobile equipment and support services for the treatment of cataracts. Eye surgeons treat cataract disorders by removing the cloudy lens of the eye and replacing it with a permanent implant lens. We believe we are the world's largest provider of such cataract equipment and services. Our mobile cataract business focuses on providing this equipment and the related services to hospitals in smaller communities that do not have a resident eye surgeon.



     We began providing commercial excimer lasers in Canada in 1991, and expanded into Europe in 1993 and the U.S. in 1995. As of January 31, 1999, we owned 28 mobile excimer lasers and 15 fixed site excimer lasers serving over 490 eye surgeons in over 180 locations. In addition, as of January 31, 1999, we owned 23 mobile cataract units serving over 140 eye surgeons in over 220 locations. Most of our revenue is generated in the U.S.



     During the nine months ended January 31, 1999, eye surgeons performed 40,003 excimer laser procedures using our equipment and services. This represents a 105% gain over the 19,467 procedures performed for the nine months ended January 31, 1998. Revenue increased to $33.6 million for the nine months ended January 31, 1999 representing a 114% increase from $15.7 million for the nine months ended January 31, 1998. Net income increased to $3.6 million for the nine months ended January 31, 1999 from a net loss of $3.6 million for the nine months ended January 31, 1998. We experienced losses in every quarter from our inception through the quarter ended January 31, 1998.

OUR INDUSTRY IS GROWING



     An industry source estimates that over 160 million Americans currently require eyeglasses or contact lenses. Our excimer lasers and services directly address the needs of most of this segment of the population. Industry sources estimate that approximately 480,000 excimer laser procedures were performed in the U.S. during 1998, an increase of 123% over the 215,000 procedures performed during 1997. Industry sources project that the number of vision correction surgeries will expand to 750,000 procedures in 1999 or a 56% increase over 1998 procedures. Additionally, cataract surgery is the most common therapeutic surgical procedure performed on Americans age 65 and older. Over 1.3 million cataract procedures are performed annually.



RECENT DEVELOPMENTS


     In September 1998 we acquired Refractive Surgical Resources, Inc. ("RSR") for $468,000 in cash and $2.1 million in notes payable. We believe RSR is the world's largest provider of microkeratome access. The microkeratome is a device which allows eye surgeons to perform the most popular type of excimer laser surgery. Prior to the acquisition, approximately 60% of procedures performed with our lasers included Bausch & Lomb microkeratomes provided by RSR. RSR is now fully integrated into our refractive operations and as of January 31, 1999 we operated 43 microkeratomes. With increased demand for excimer laser procedures, the availability of microkeratomes has become limited. The RSR acquisition has helped increase our access to the supply of microkeratomes needed to meet customer demands.

     In December 1998 we acquired Midwest Surgical Services, Inc. ("MSS") for $3.8 million in cash and notes (including accrued dividends), and may be required to pay up to approximately $8.3 million in additional consideration, depending upon the performance of MSS through July 2001. MSS is a mobile provider of access to all the equipment required to convert a certified surgical suite into a cataract surgical suite. This acquisition expanded our range of products and services. It also allows us to market our excimer laser services to eye surgeons served by MSS, most of whom do not presently perform excimer laser surgery.

                                  THE OFFERING

Common stock offered:

  By Laser Vision...............    1,000,000 shares

  By the selling stockholders...     720,000 shares

Common stock outstanding after
the offering(1)(2)..............   12,017,134 shares

Use of proceeds by Laser
Vision..........................   Future payments relating to recent strategic
                                   acquisitions, the purchase of additional equipment, funding for possible future strategic acquisitions, the expansion of patient financing programs and working capital and general corporate purposes. Laser
                                   Vision will not receive any proceeds from the sale of shares by the selling stockholders.
                                   See "Use of Proceeds."

Nasdaq National Market symbol...   LVCI
---------------

(1) Assumes the sale of all shares offered by this prospectus, but does not include any over-allotments. A total of 258,000 additional shares may be sold by the underwriters through full exercise of their over-allotment option.

(2) Does not include 2,897,120 shares reserved for issuance upon exercise of outstanding options, warrants and convertible preferred stock.

                             SUMMARY FINANCIAL DATA
          (IN THOUSANDS, EXCEPT PER SHARE AND SELECTED OPERATING DATA)

    The consolidated statement of operations data set forth below for the years ended April 30, 1996, 1997 and 1998 are derived from the respective audited consolidated financial statements of Laser Vision which are incorporated by reference into and included in this prospectus. The statement of operations data set forth below with respect to the years ended April 30, 1994 and 1995 are derived from audited financial statements of Laser Vision which are not included in or incorporated by reference into this prospectus. The following summary interim financial data as of January 31, 1999 and for the nine months ended January 31, 1998 and 1999 are unaudited and are derived from the interim financial statements incorporated by reference and included in this prospectus. In the opinion of management, the unaudited data have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation. Results for interim periods are not indicative of results for a full year. The data set forth below should be read in conjunction with the consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

    The unaudited pro forma information for the fiscal year ended April 30, 1998 and the unaudited pro forma information for the nine months ended January 31, 1999 give effect to the acquisitions of RSR and MSS as if the acquisitions had occurred as of May 1, 1997.


    The as adjusted presentation below gives effect to the sale by us of 1,000,000 shares of common stock offered hereby at an assumed offering price of $39.75, after deducting estimated underwriting discounts and commissions and estimated offering expenses and including $3,257,297 which we will receive upon exercise of 420,000 options and warrants to purchase common stock being offered by certain selling stockholders.



                                                                                                          NINE MONTHS ENDED
                                                     FISCAL YEARS ENDED APRIL 30,                            JANUARY 31,
                                     ------------------------------------------------------------   -----------------------------
                                                                                        PRO FORMA                       PRO FORMA
                                      1994      1995      1996       1997      1998       1998       1998      1999       1999
                                     -------   -------   -------   --------   -------   ---------   -------   -------   ---------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenue............................  $ 2,106   $ 3,311   $ 3,918   $  8,238   $23,469    $31,266    $15,666   $33,574    $39,805
Cost of revenue....................    1,768     3,375     4,240      7,590    16,750     21,359     11,732    22,346     26,484
                                     -------   -------   -------   --------   -------    -------    -------   -------    -------
Gross profit (loss)................      338       (64)     (322)       648     6,719      9,907      3,934    11,228     13,321
Selling, general and administrative
 expense...........................    2,238     3,144     5,831      9,719     9,592     12,377      7,078     7,927      9,704
Fixed asset impairment provision...       --        --     3,063      2,772        --         --         --        --         --
                                     -------   -------   -------   --------   -------    -------    -------   -------    -------
Income(loss) from operations.......   (1,900)   (3,208)   (9,216)   (11,843)   (2,873)    (2,470)    (3,144)    3,301      3,617
Other income (expense).............     (310)      (89)      413       (226)     (623)    (1,280)      (479)     (551)      (884)
                                     -------   -------   -------   --------   -------    -------    -------   -------    -------
Net income (loss) before taxes.....   (2,210)   (3,297)   (8,803)   (12,069)   (3,496)    (3,750)    (3,623)    2,750      2,733
Income tax benefit.................       --        --        --         --        --         --         --       802        802
                                     -------   -------   -------   --------   -------    -------    -------   -------    -------
Net income (loss)..................   (2,210)   (3,297)   (8,803)   (12,069)   (3,496)    (3,750)    (3,623)    3,552      3,535
Preferred dividends................       --        --      (439)      (126)     (198)      (198)      (155)     (122)      (122)
                                     -------   -------   -------   --------   -------    -------    -------   -------    -------
Net income (loss) applicable to
 common stockholders...............  $(2,210)  $(3,297)  $(9,242)  $(12,195)  $(3,694)   $(3,948)   $(3,778)  $ 3,430    $ 3,413
                                     =======   =======   =======   ========   =======    =======    =======   =======    =======
Net income (loss) per share --
 basic.............................  $ (0.66)  $ (0.82)  $ (1.75)  $  (1.45)  $ (0.40)   $ (0.43)   $ (0.42)  $  0.34    $  0.34
Net income (loss) per share --
 diluted...........................  $ (0.66)  $ (0.82)  $ (1.75)  $  (1.45)  $ (0.40)   $ (0.43)   $ (0.42)  $  0.31    $  0.31
Weighted average number of common
 shares outstanding -- basic.......    3,356     4,001     5,278      8,421     9,178      9,178      9,055     9,987      9,987
Weighted average number of common
 shares outstanding -- diluted.....    3,356     4,001     5,278      8,421     9,178      9,178      9,055    11,574     11,574
SELECTED OPERATING DATA:
Excimer laser procedures...........    3,217     4,494     4,765      9,716    29,408     29,408     19,467    40,003     40,003



                                                                   JANUARY 31, 1999
                                                                -----------------------
                                                                 ACTUAL     AS ADJUSTED
                                                                --------    -----------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................    $  8,272     $ 48,877
Working capital.............................................       5,778       46,383
Total assets................................................      49,895       90,500
Total debt, excluding current portion.......................       8,581        8,581
Accumulated deficit.........................................     (28,455)     (28,455)
Total stockholders' equity..................................      24,872       65,477

                                  RISK FACTORS

     You should carefully consider the following factors and other information in this prospectus before deciding to purchase shares of our common stock.

SIGNIFICANT DECREASES IN EXCIMER LASER PRICES COULD HARM OUR BUSINESS BY MAKING IT MORE ATTRACTIVE
FOR EYE SURGEONS TO BUY THEIR OWN LASERS AND BY FORCING US TO LOWER PRICES

     A significant reduction in the price of excimer lasers could reduce demand for our services by making it economically more attractive for eye surgeons to buy excimer lasers for themselves instead of paying us a per procedure fee. Also, excimer laser price decreases could force us to reduce our fees in response to this reduction in demand or as a means to remain competitive with other laser access providers. The excimer lasers we use currently have a retail price of $525,000.

AN INCREASE IN THE NUMBER OF EYE SURGEONS WHO PERFORM ENOUGH EXCIMER LASER PROCEDURES TO ECONOMICALLY JUSTIFY THE PURCHASE OF THEIR OWN LASERS MAY HARM OUR BUSINESS

     As excimer laser surgery becomes more commonplace, the number of eye surgeons who can economically justify the purchase of their own laser may increase. Unless the number of laser surgeries performed by eye surgeons who use our services significantly increases as well, our business could be materially harmed. Laser surgery is still a relatively new procedure for most eye surgeons, and it generally takes time for eye surgeons to build up their case volume. Eye surgeons who use our services perform an average of 20 to 30 procedures a month. We estimate that an eye surgeon or practice group needs to perform approximately 60 procedures a month in one location in order to economically justify the purchase of an excimer laser. This estimate is based upon a number of factors including current prices for excimer lasers, current procedure fees charged by eye surgeons and our current per procedure fee. This estimate does not take into consideration the value an eye surgeon may place on our maintenance and support services.

WE FACE INCREASING COMPETITION AND MUST CONTINUALLY ADAPT TO TECHNOLOGICAL CHANGES AND
ADVANCES IN ORDER TO SUCCEED

     The market for providing access to excimer lasers is increasingly competitive. We also compete with other treatments for vision disorders, including eyeglasses, contact lenses, incisional refractive surgery and corneal rings. Further, we expect that our competitors may attempt to develop new products that compete directly with the excimer lasers we use. In order to compete successfully, we must adapt to technological changes and advances in the treatment of vision disorders.

     In certain markets, we compete with locally owned and operated laser centers or eye surgeons who have purchased their own lasers and microkeratome equipment. We compete with several other companies, including at least one manufacturer of laser equipment, in providing access to excimer lasers. Four excimer laser manufacturers have secured FDA approval and other manufacturers are currently in the process of obtaining FDA approval for their lasers. These manufacturers may choose to compete with us. LaserSight, Inc. and Autonomous Technologies, Inc., manufacturers of excimer laser systems, have indicated that they plan to compete with us. Non-manufacturing companies which compete with us are:

     -  Clear Vision Laser Centers, Inc.

     -  LCA Vision, Inc.

     -  NovaMed Eyecare Management, LLC

     -  Omega Health Systems, Inc.

     -  Physicians Resource Group, Inc.

     -  TLC The Laser Center, Inc.

     -  Vision Twenty-One, Inc.

     These or other companies could also introduce new or enhanced products with features which would make our equipment obsolete or less marketable. For example, KeraVision, Inc., a manufacturer of an implantable corneal ring for correction of mild nearsightedness, recently received a recommendation for FDA approval from an FDA advisory panel. Several other companies, including Staar Surgical, Inc., are developing other implantable technology. Patients and surgeons may choose other alternatives over our technology. If this occurs, we may not be able to secure new equipment to allow us to compete effectively.


     Patients in the U.S. pay from $1,500 to $2,500 per eye for excimer laser surgery. However, future price levels may decline in response to competition. This could cause our eye surgeon customers to seek lower pricing from us in order to compete. We have experienced price cutting in Europe and Canada, where the regulatory environment is less stringent and there are no per procedure royalties paid to laser manufacturers, making it easier to offer lower pricing. Price cutting may occur in the U.S. This could force us to lower prices, which could negatively affect our revenue and profitability. For a more thorough discussion of our competitors, see "Business -- Competition" at page 38.



COMPETITORS MAY ATTEMPT TO USE OUR EXCLUSIVE INTELLECTUAL PROPERTY OR PROPRIETARY TECHNOLOGY WHICH COULD WEAKEN OUR COMPETITIVE ADVANTAGES



     We have secured patents for portions of the equipment we use to transport our mobile lasers. Our patents and other proprietary technology offer us a competitive advantage in the marketplace and are important to our success. Our patents could be challenged, invalidated or circumvented in the future. Litigation regarding intellectual property is common and our servicemark registrations and patents may not adequately protect our intellectual property. The defense and prosecution of intellectual property proceedings is costly and involves substantial commitments of management time. Failure to successfully defend our rights with respect to our intellectual property could have a material adverse effect on our business, financial condition and results of operations. In March 1999, we filed suit against one of our competitors and a former employee for misappropriation of our proprietary technology. We cannot assure you that this suit will be successful. For a more detailed description of this suit, see "Business -- Legal Proceedings" at page 43.


EXCIMER LASER SURGERY MAY NOT ACHIEVE BROAD MARKET ACCEPTANCE WHICH WOULD LIMIT OUR PROFITABILITY AND GROWTH


     The failure of excimer laser surgery to achieve broad market acceptance would limit eye surgeon demand for our equipment and services and have a material adverse effect on our business, financial condition and results of operations. To date, excimer laser surgery has not achieved widespread market acceptance. We cannot give you any assurance that excimer laser surgery will be widely accepted by either the medical community or the general population as an alternative to existing methods of treating vision disorders. We also cannot assure you that there will be any increase in the availability of insurance coverage for laser eye surgery. The acceptance of excimer laser surgery may be adversely affected by the following:


     - the cost of procedures which are not now generally reimbursed by insurers or other third parties

     -  concerns about safety and effectiveness

     -  general resistance to surgery

     -  the effectiveness of alternative methods of correcting vision disorders

     -  the lack of long-term follow-up data

     -  the possibility of unknown side effects

     Any adverse reactions or other unfavorable publicity involving patient outcomes could also adversely affect public acceptance of excimer laser surgery. Market acceptance could also be affected by the lack of a broad population of eye surgeons trained in excimer laser surgery. Promotional efforts by suppliers of products or procedures which are alternatives to excimer laser surgery procedures, including eyeglasses and contact lenses, may also adversely affect market acceptance.

THE LACK OF LONG-TERM FOLLOW-UP DATA AND POTENTIAL COMPLICATIONS OR SIDE EFFECTS ASSOCIATED WITH EXCIMER LASER SURGERY COULD ADVERSELY AFFECT OUR BUSINESS


     Long-term follow-up data could reveal additional complications that may have a material adverse effect on acceptance of laser eye surgery. We have not, either alone or in collaboration with others, attempted to collect any data on post-surgical problems resulting from laser surgery. Concern over the safety of excimer laser procedures could adversely affect market acceptance of laser eye surgery or result in adverse regulatory action, including product recalls. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.


     Concerns with respect to the safety and effectiveness of excimer laser eye surgery include predictability and stability of results. Potential complications and side effects include:

     -  post-operative discomfort

     - an increase in the light scattering properties of the cornea during healing (corneal hazing)

     -  glare/halos (undesirable visual sensations produced by bright lights)

     -  decreases in contrast sensitivity

     -  temporary increases in pressure within the eye in reaction to medication

     -  modest fluctuations in focusing capabilities during healing

     -  modest decreases in best corrected vision (i.e., with corrective lenses)

     -  unintended over or under-corrections

     -  decline in corrective effect

     -  disorders of corneal healing, corneal scars and corneal ulcers

     -  induced astigmatism


WE DEPEND ON LIMITED SOURCES OF EXCIMER LASERS, MICROKERATOMES AND DISPOSABLE BLADES AND SHORTAGES OF THESE ITEMS COULD HINDER OUR ABILITY TO INCREASE THE VOLUME OF OUR BUSINESS


     We currently use only one supplier, VISX, Incorporated ("VISX") for our excimer lasers. If VISX became unable or unwilling to supply their lasers, repair parts or services to us, our business could be materially adversely affected.


     We are primarily dependent on Chiron Vision, a subsidiary of Bausch & Lomb, Incorporated to provide the microkeratomes, blades and other disposable items we provide to eye surgeons for the most popular type of excimer laser surgery. There are a limited number of manufacturers of microkeratomes and there can be no assurance that microkeratomes and microkeratome blades will be available in the amounts or within the time frames we require. Any shortages in our supplies of this equipment could limit our ability to increase our volume of excimer laser surgeries.


WE HAVE A LIMITED HISTORY OF PROFITABLE OPERATIONS AND OUR PLANNED EXPANSION COULD CAUSE NET LOSSES

     We commenced operations in 1989 and have posted net losses in every fiscal year since inception. We achieved profitability for the fourth quarter ended April 30, 1998, posting $127,000 in net income before taxes. In the first, second and third quarters of this fiscal year, we posted $333,000, $958,000, and $1.5 million in net income before taxes. However, we may experience net losses as a result of our planned expansion of U.S. operations, and we cannot assure you that our recent profitability will be ongoing.


OUR RECOGNITION OF NET DEFERRED TAX ASSETS MAY SUBSTANTIALLY INCREASE OR DECREASE OUR EARNINGS PER SHARE AND AS A RESULT QUARTER-TO-QUARTER COMPARISONS MAY BE UNRELIABLE UNLESS THEY ARE ADJUSTED TO ACCOUNT FOR THIS EFFECT

     The amount of tax benefit or expense we recognize in the future may fluctuate significantly and will depend upon our estimates of future taxable income. If we can increase our estimates of future taxable income because of continued earnings, we may be able to record additional tax benefits. However, if we are unable to sustain our current level of profitability, we may have to decrease our estimates of future taxable income and reverse the net tax benefit previously recorded.

     In prior fiscal years, we generated significant net operating losses, which are available to be carried forward for a limited number of years to offset against future taxable income. Due to our history of losses, we could not previously conclude that there would be any future taxable income with which to offset the net operating loss carry forwards prior to their expiration. As a result, no net tax benefit was recorded for the tax effect of the net operating loss carry forwards until the quarter ended January 31, 1999.

     For the nine months ended January 31, 1999, we had net income before taxes of $2.8 million. Because we have now reached a significant level of profitability and have had four consecutive quarters of profitable operations, we are for the first time able to conclude under generally accepted accounting principles that we will likely have taxable income in the future. Accordingly, we have recorded a tax benefit for the portion of the net operating loss carry forwards that we believe will likely be used in the next fiscal year.


FUTURE SALES OF LARGE AMOUNTS OF OUR UNRESTRICTED COMMON STOCK COULD DEPRESS OUR SHARE VALUE



     Sales of substantial amounts of common stock in the public market following this offering, or the perception that such sales will occur, could cause the market price of our common stock to drop. These factors could also make it more difficult for us to raise funds through future offerings of common stock.



     There will be 12,017,134 shares of common stock outstanding immediately after this offering. Of these shares, 11,229,706 will be freely transferable without restriction or further registration under the Securities Act unless held by affiliates, as defined under Rule 144 under the Securities Act. As of February 24, 1999, an additional 2,897,120 shares of common stock were reserved for issuance upon exercise of outstanding options, warrants and convertible preferred stock. These shares of common stock have been registered and will be freely transferable by non-affiliates upon exercise. For a more in-depth discussion of these shares see "Shares Eligible for Future Sale".



     In connection with this offering, Laser Vision, its directors, executive officers and certain of its shareholders have agreed not to sell any shares of common stock without the consent of A.G. Edwards & Sons, Inc. for 90 days after the date of this prospectus. For further information on the underwriting arrangements see "Underwriting".



WE MAY EXPERIENCE DIFFICULTIES IN MANAGING OUR GROWTH, INCLUDING THE ACQUISITION OR INTEGRATION OF OTHER COMPANIES, WHICH COULD IMPAIR OUR BUSINESS



     To accommodate our recent growth, we will need to implement a variety of new or expanded business and financial systems, procedures and controls, including the improvement of our accounting, marketing and other internal management systems. There can be no assurance that such systems, procedures and controls can be successfully implemented without disruption of our operations. Our expansion could significantly strain our management, financial and other resources. In addition, we have hired and may need to hire substantial numbers of new employees. We cannot assure you that our systems, procedures, controls and staffing will be adequate to support our operations. Failure to manage our growth effectively could have a material adverse effect on our business, financial condition and results of operations.


     As part of our business, we may pursue acquisitions of complementary companies, products and technologies. Our growth may be impeded to the extent that we encounter difficulties in pursuing such acquisitions.

     We may experience increased competition for acquisition candidates. This would mean that fewer acquisition opportunities would be available to us and that acquisition prices could increase. Additionally, businesses that we acquire could experience problems that we are not aware of at the time of the acquisitions. Such problems might include unknown liabilities, Year 2000 problems, software bugs or adverse litigation or claims.

     Integrating the management and operations of the businesses we acquire is time consuming. We cannot guarantee that we will achieve any of the anticipated synergies and other benefits we expect to realize from acquisitions, including those reflected in our unaudited pro forma financial data. We may face the following difficulties as a result of business integration:

     - difficulty integrating the financial, operational and administrative functions of acquired businesses

     -  difficulty integrating the products and services of acquired businesses

     - delays in realizing the benefits of our strategies for acquired businesses

     -  diversion of management's attention from our existing operations

     -  difficulty operating in markets in which we have little experience

     -  inability to retain customers of acquired businesses

     - inability to retain key employees necessary to continue the operations of acquired businesses


WE ARE DEPENDENT ON JOHN J. KLOBNAK AND JAMES C. WACHTMAN DUE TO THEIR VITAL ROLE IN ESTABLISHING OUR BUSINESS RELATIONSHIPS AND PLAN OF OPERATION



     Our success depends in part on our ability to recruit and retain certain key personnel. The loss of the services of John J. Klobnak, Chairman of the Board and Chief Executive Officer, and James C. Wachtman, President and Chief Operating Officer, or other key personnel could have a material adverse effect on Laser Vision. Laser Vision is the beneficiary of $2.0 million and $1.0 million key-man life insurance policies on Mr. Klobnak and Mr. Wachtman, respectively, but there can be no assurance that the benefits under these policies will be sufficient to compensate us for the loss of their services.



OUR BUSINESS MAY BE IMPAIRED DUE TO GOVERNMENT REGULATIONS WHICH COULD RESTRICT OUR EQUIPMENT (INCLUDING OUR MOBILE TRANSPORT SYSTEM), SERVICES AND RELATIONSHIPS WITH EYE SURGEONS


     We and laser manufacturers are subject to extensive federal, state, local and foreign laws, rules and regulations, including:


     -  restrictions on the approval, distribution and use of medical devices


     -  anti-kickback statutes

     -  fee-splitting laws

     -  corporate practice of medicine restrictions

     -  self-referral laws

     -  anti-fraud provisions

     -  facility license requirements and certificates of need

     -  conflict of interest regulations

     -  sales and use taxes

     Many of these laws and regulations are ambiguous, and courts and regulatory authorities have provided little clarification. Moreover, state and local laws vary from jurisdiction to jurisdiction. As a result, we may not always be able to accurately interpret applicable law, and some of our activities could be challenged.


     The MobilExcimer has been approved by the FDA for certain uses. The Roll-On/Roll-Off laser system consists of an excimer laser mounted on a motorized, air suspension platform and transported in a specially modified truck. We believe that use of this transport system does not require FDA approval; the FDA has taken no position in regard to such approval. The FDA could, however, take the position that excimer lasers are not approved for use in this transport system. Such a view by the FDA could lead to an enforcement action against us, which could impede our ability to maintain or increase our volume of excimer laser surgeries. This could have a material adverse effect on our business, financial condition and results of operations. Similarly, we believe that FDA approval is not required for our mobile use of microkeratomes or the cataract equipment transported by MSS. The FDA, however, could take a contrary position. This could result in an enforcement action which could adversely affect our business, financial condition and results of operations.



     The lasers we provide are medical devices that in the United States are subject to the jurisdiction of the FDA. In addition to FDA approval for the initial uses of these lasers, new uses require separate approval. Obtaining such approval can be an expensive and time consuming process, the success of which cannot be guaranteed. The failure of our suppliers to obtain regulatory approvals for any additional uses of lasers or otherwise comply with regulatory requirements could have a material adverse effect on our business, financial condition or results of operations.



     Failure to comply with applicable FDA requirements could subject us, our eye surgeon customers or laser manufacturers to enforcement actions, including product seizure, recalls, withdrawal of approvals and civil and criminal penalties. Any such enforcement action could have a material adverse effect on our business, financial condition and results of operations. Further, failure to comply with regulatory requirements, or any adverse regulatory action could result in limitations or prohibitions on our use of excimer lasers. This could have a material adverse effect on our business, financial condition and results of operations.


     The regulatory environment in which we operate may change significantly in the future. Numerous legislative proposals have been introduced in Congress and in various state legislatures over the past several years that could cause major reforms of the U.S. health care system. We cannot predict whether any of these proposals will be adopted or how they might affect our business. New or revised legislation could have a material adverse effect on our business, financial condition and results of operations.


     For a more thorough description of these laws and regulations, see "Business -- Government Regulation" at page 39.


WE MAY EXPERIENCE ADVERSE EFFECTS FROM THE FDA INVESTIGATION OF THE INTERNATIONAL CARD


     On March 11, 1998, we were served with a subpoena by the U.S. Department of Justice pertaining to an investigation of the so-called "international card" software. We have provided the documents requested by the subpoena and intend to continue to fully cooperate in this matter. This investigation could have a material adverse effect on our business, financial condition and results of operations. For more information on the investigation see "Legal Proceedings" at page 43.



THE YEAR 2000 COULD NEGATIVELY AFFECT THE COMPUTER PROGRAMS AND SYSTEMS UPON WHICH WE DEPEND


     Many currently installed computer systems, software programs and embedded chips were designed to use only a two digit date field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. Until the date fields are updated, systems and programs could fail or give erroneous results when referencing dates following December 31, 1999. Such failures or errors could occur prior to the actual turn of the century. We rely on computer applications to manage and monitor our accounting, sales, development and administrative functions. Further, the sophisticated equipment that we provide to our clients is dependent on computer applications and embedded technology for its operation. In addition, our customers, suppliers and service providers are reliant upon computer applications, some of which may contain technology which will fail as a result of the upcoming change in century. Such failures could affect the interactions of these third parties with Laser Vision. While we do not believe our computer systems, applications or embedded technologies currently in use will be materially adversely affected by the upcoming change in century, we or our technology may be adversely affected by the change in century. Failure of our software, hardware or embedded technology or that of our customers, suppliers or service providers could have a material adverse impact on our business, financial condition and results of operations. For a more detailed discussion of Year 2000 readiness issues, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Compliance" at page 29.



WE COULD BE SUED FOR PATIENT INJURIES, AND SUCH CLAIMS COULD NEGATIVELY AFFECT OUR BUSINESS TO THE EXTENT THEY ARE UNINSURED



     A partially or completely uninsured claim against us could have a material adverse effect on our business, financial condition and results of operations. The procedures performed with our equipment involve the potentially significant risk of physical injury to patients. Such risk could result in product liability, malpractice or other claims brought against us based upon injuries or alleged injuries associated with a defect in a product's performance or malpractice by a physician or technician. Some injuries or defects may not become evident for a number of years. Therefore, the operation of any excimer laser, microkeratome or cataract equipment may result in substantial claims against us by patients who allege they were injured as a result of surgical procedures. Although we have "umbrella" product and professional liability insurance in the amount of $1.0 million per occurrence and $5.0 million in the aggregate, we primarily rely and intend to continue to rely on physicians' professional liability insurance policies and manufacturers' insurance policies for product liability coverage. We require our eye surgeon customers to maintain certain levels of professional liability insurance, and our agreements with eye surgeon customers contain certain cross-indemnification provisions. We cannot assure you that these eye surgeons will carry sufficient insurance.

                                  THE COMPANY

     Laser Vision is incorporated in Delaware. Our principal executive offices are located at 540 Maryville Centre Drive, Suite 200, St. Louis, Missouri 63141, and our telephone number is (314) 434-6900.

                                USE OF PROCEEDS


     We estimate that our net proceeds from this offering will be approximately $37.3 million (approximately $47.1 million if the underwriters' over-allotment option is exercised in full). We base this estimate on an assumed public offering price of $39.75 per share, the closing price of the common stock on the Nasdaq National Market on April 1, 1999. We have deducted estimated underwriting discounts and commissions and estimated offering expenses. We will not receive any of the proceeds from the sale of common stock by the selling stockholders.


     While we currently have no specific plan for the net proceeds we will receive from this offering, the principal reasons for this offering are:

     -  future payments relating to recent strategic acquisitions

     -  the purchase of additional equipment

     -  funding for possible future strategic acquisitions

     -  the expansion of patient financing programs

     -  working capital and general corporate purposes


     We currently have no agreements or understandings with respect to any material future acquisition. Until we use the proceeds for business purposes, we intend to invest the net proceeds from this offering in short-term, government securities and other investment-grade, interest-bearing securities.

                          PRICE RANGE OF COMMON STOCK

     Since 1996 the common stock has been traded on the over-the-counter market through the Nasdaq National Market under the symbol "LVCI." Prior to that time, our common stock was traded on the over-the-counter market through the Nasdaq SmallCap Market, and on the Boston Stock Exchange.

     The following table sets forth the high and low sale prices of the common stock as reported by the Nasdaq National Market for the period commencing November 18, 1996, and the high and low bid prices of the common stock on the Nasdaq SmallCap Market for the period from May 1, 1995 to November 15, 1996. The Nasdaq SmallCap Market prices reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not reflect actual transactions.


                                                                   PRICE RANGE
                                                                ------------------
                                                                 HIGH        LOW
                                                                -------    -------
FISCAL YEAR ENDED APRIL 30, 1996
  First Quarter.............................................    $ 8.750    $ 7.875
  Second Quarter............................................     16.375      8.500
  Third Quarter.............................................     16.875     11.375
  Fourth Quarter............................................     15.250     12.375
FISCAL YEAR ENDED APRIL 30, 1997
  First Quarter.............................................    $14.500    $ 7.000
  Second Quarter............................................      9.125      6.875
  Third Quarter.............................................      7.625      4.938
  Fourth Quarter............................................      6.625      5.125
FISCAL YEAR ENDED APRIL 30, 1998
  First Quarter.............................................    $ 8.250    $ 6.000
  Second Quarter............................................     10.063      6.750
  Third Quarter.............................................      9.000      6.500
  Fourth Quarter............................................     14.500      6.875
FISCAL YEAR ENDING APRIL 30, 1999
  First Quarter.............................................    $16.875    $10.125
  Second Quarter............................................     13.125      8.500
  Third Quarter.............................................     29.500     10.750
  Fourth Quarter (through April 1, 1999)....................     40.625     25.250



     On April 1, 1999, the last reported sale price of the common stock on the Nasdaq National Market was $39.75 per share. As of such date, there were approximately 357 holders of record of the common stock.

                                 CAPITALIZATION
                                 (IN THOUSANDS)


     The following table sets forth the unaudited capitalization of Laser Vision as of January 31, 1999 and as adjusted to reflect the estimated net proceeds to Laser Vision from this offering and $3,257,297 from the exercise of 420,000 warrants and options by certain selling stockholders. We base this estimate on an assumed public offering price of $39.75 per share, the closing price of the common stock on the Nasdaq National Market on April 1, 1999 and the application of the estimated net proceeds from this offering. The table set forth below should be read in conjunction with the consolidated financial statements, related notes and other financial information included elsewhere in this prospectus.



                                                                   JANUARY 31, 1999
                                                                ----------------------
                                                                ACTUAL     AS ADJUSTED
                                                                -------    -----------
Cash and cash equivalents...................................    $ 8,272      $48,877
                                                                =======      =======
Current portion of notes payable and capitalized lease
  obligations...............................................      6,816        6,816
                                                                =======      =======
Non-current portion of notes payable and capitalized lease
  obligations...............................................      8,581        8,581
                                                                -------      -------
Stockholders' equity:.......................................
  Preferred stock: 6,000 shares of Series B Convertible
     issued at $1,000 par value, 3,250 shares outstanding
     (includes preferred dividends).........................      3,512        3,512
  Common stock par value $.01 per share: 50,000,000 shares
     authorized, 10,568,694 (11,988,694, as adjusted) issued
     and outstanding(1).....................................        106          120
  Warrants and options......................................      1,387        1,365
  Paid-in-capital...........................................     48,322       88,935
  Accumulated deficit.......................................    (28,455)     (28,455)
                                                                -------      -------
Total stockholders' equity..................................     24,872       65,477
                                                                -------      -------
  Total capitalization......................................    $33,453      $74,058
                                                                =======      =======


---------------
(1) Does not include any over-allotments which may be included as part of this offering and 2,897,120 shares reserved for issuance upon exercise of options, warrants and convertible preferred stock.

                                    DILUTION



     The tangible book value of Laser Vision at January 31, 1999 was approximately $17.7 million, or approximately $1.68 per share of common stock. Net tangible book value represents the amount of Laser Vision's tangible assets less total liabilities, divided by total number of shares of common stock outstanding.



     Dilution per share represents the difference between the amount per share paid by investors in this offering and the net tangible book value per share at January 31, 1999 as adjusted to give effect to this offering. After giving effect to the sale of the shares of common stock by Laser Vision hereby at an assumed offering price of $39.75 per share (the closing price on April 1, 1999) and the receipt and application of the estimated net proceeds therefrom (approximately $40.6 million after deducting underwriting discounts and commissions and estimated offering expenses payable by Laser Vision and adding $3,257,297 from the exercise of 420,000 warrants and options by certain selling stockholders) the net tangible book value of Laser Vision on a pro forma as adjusted basis as of January 31, 1999 would have been $58.3 million or $4.86 per share of common stock. This represents an immediate increase in net tangible book value of $3.18 per share to existing shareholders and an immediate dilution of $34.89 per share to purchasers participating in this offering.



     The following table illustrates the dilution per share described above:



Offering price per share of common stock....................              $39.75
  Net tangible book value per share at January 31, 1999.....    $ 1.68
  Increase in net tangible book value per share attributable
     to the issue of shares of common stock.................    $ 3.18
                                                                ------
Pro forma net tangible book value per share after the issue
  of shares of common stock.................................              $ 4.86
                                                                          ------
Dilution per share to investors in this offering............              $34.89
                                                                          ------

                      SELECTED CONSOLIDATED FINANCIAL DATA
          (IN THOUSANDS, EXCEPT PER SHARE AND SELECTED OPERATING DATA)

     The consolidated statement of operations data set forth below for the years ended April 30, 1996, 1997 and 1998 and the balance sheet data at April 30, 1997 and 1998 are derived from the respective audited consolidated financial statements of Laser Vision which are incorporated by reference and included in this prospectus. The statement of operations data set forth below with respect to the years ended April 30, 1994 and 1995 and the balance sheet data at April 30, 1994, 1995 and 1996 are derived from the audited financial statements of Laser Vision which are not included or incorporated by reference in this prospectus. The following summary interim financial data as of January 31, 1999 and for the nine months ended January 31, 1998 and 1999 are unaudited and are derived from the interim financial statements incorporated by reference and included in this prospectus. In the opinion of management, the unaudited data have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation. Results for interim periods are not indicative of results for a full year. The data set forth below should be read in conjunction with the consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.


                                                                                                                  NINE MONTHS
                                                                                                                     ENDED
                                                                    FISCAL YEARS ENDED APRIL 30,                  JANUARY 31,
                                                          -------------------------------------------------   -------------------
                                                           1994      1995      1996       1997       1998       1998       1999
                                                          -------   -------   -------   --------   --------   --------   --------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenue.................................................  $ 2,106   $ 3,311   $ 3,918   $  8,238   $ 23,469   $ 15,666   $ 33,574
Cost of revenue.........................................    1,768     3,375     4,240      7,590     16,750     11,732     22,346
                                                          -------   -------   -------   --------   --------   --------   --------
Gross profit (loss).....................................      338       (64)     (322)       648      6,719      3,934     11,228
Selling, general and administrative expense.............    2,238     3,144     5,831      9,719      9,592      7,078      7,927
Fixed asset impairment provision........................       --        --     3,063      2,772         --         --         --
                                                          -------   -------   -------   --------   --------   --------   --------
Income (loss) from operations...........................   (1,900)   (3,208)   (9,216)   (11,843)    (2,873)    (3,144)     3,301
Other income (expense)..................................
 Interest income and other..............................       21        37       437        268        377        257        306
 Interest expense.......................................     (156)     (242)     (216)      (597)    (1,000)      (736)      (835)
 Minority interest in net (income) loss of subsidiary...       --       116       192        103         --         --        (22)
 Provision for loss on advance..........................     (175)       --        --         --         --         --         --
                                                          -------   -------   -------   --------   --------   --------   --------
Other income (expense), net.............................     (310)      (89)      413       (226)      (623)      (479)      (551)
                                                          -------   -------   -------   --------   --------   --------   --------
Net income (loss) before taxes..........................   (2,210)   (3,297)   (8,803)   (12,069)    (3,496)    (3,623)     2,750
Income tax benefit......................................       --        --        --         --         --         --        802
                                                          -------   -------   -------   --------   --------   --------   --------
Net income (loss).......................................   (2,210)   (3,297)   (8,803)   (12,069)    (3,496)    (3,623)     3,552
Preferred dividends.....................................       --        --      (439)      (126)      (198)      (155)      (122)
                                                          -------   -------   -------   --------   --------   --------   --------
Net income (loss) applicable to common stockholders.....  $(2,210)  $(3,297)  $(9,242)  $(12,195)  $ (3,694)  $ (3,778)  $  3,430
                                                          =======   =======   =======   ========   ========   ========   ========
Net income (loss) per share -- basic....................  $ (0.66)  $ (0.82)  $ (1.75)  $  (1.45)  $  (0.40)  $  (0.42)  $   0.34
Net income (loss) per share -- diluted..................  $ (0.66)  $ (0.82)  $ (1.75)  $  (1.45)  $  (0.40)  $  (0.42)  $   0.31
Weighted average number of common shares outstanding --
 basic..................................................    3,356     4,001     5,278      8,421      9,178      9,055      9,987
Weighted average number of common shares outstanding --
 diluted................................................    3,356     4,001     5,278      8,421      9,178      9,055     11,574
SELECTED OPERATING DATA:
Excimer laser procedures................................    3,217     4,494     4,765      9,716     29,408     19,467     40,003


                                                                                   APRIL 30,
                                                               -------------------------------------------------   JANUARY 31,
                                                                1994     1995       1996       1997       1998        1999
                                                               ------   -------   --------   --------   --------   -----------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................   $  706   $ 2,126   $ 12,672   $  3,794   $  8,430    $  8,272
Working capital (deficit)...................................     (244)   (1,301)    10,002      1,654      5,554       5,778
Total assets................................................    9,135    11,318     28,913     22,870     30,829      49,895
Total debt, excluding current portion.......................    2,464       406      1,375      6,133      6,585       8,581
Convertible preferred stock with mandatory redemption
 provision in 2005..........................................       --        --     14,539         --         --          --
Accumulated deficit.........................................   (4,342)   (7,639)   (16,442)   (28,511)   (32,007)    (28,455)
Total stockholders' equity..................................    4,594     6,349      7,453     10,276     15,493      24,872

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the unaudited interim and unaudited pro forma financial statements and related notes and the consolidated financial statements of Laser Vision and related notes included elsewhere in this prospectus. This discussion contains forward looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section entitled "Risk Factors."

OVERVIEW


General


     Laser Vision was incorporated in Delaware in 1988 and initially provided medical advertising and marketing services in the U.S., primarily to eye surgeons. By 1991, we shifted our strategic emphasis to emerging eye surgery technology based on the use of excimer lasers.


     After purchasing our first excimer laser, we determined that FDA approval for laser surgery in the U.S. would require a lengthier process than originally anticipated. As a result, we decided to enter the international market for excimer laser access where regulatory restrictions were less prohibitive. Between late 1991 and mid-1992, we acquired three commercial laser centers in Canada and began developing the first MobilExcimer system. In July 1993, we opened a fourth Canadian center and purchased six excimer lasers installed in Europe. In April 1994, we acquired eight additional lasers installed in Europe. The first procedure on our MobilExcimer system was performed in Ontario, Canada in September 1994. For a description of our mobile systems, see "Business -- Mobile Systems" at page 35.


     In December 1994, Laser Vision became the primary provider of excimer lasers to Columbia/HCA ambulatory surgery centers. In addition, by the fall of 1995, we extended testing of our MobilExcimer system to England, opened two European centers and acquired an additional MobilExcimer unit.

     In October 1995 and March 1996, the FDA approved the use of the excimer lasers manufactured by Summit Technology, Inc. ("Summit") and VISX to treat low to moderate nearsightedness. This made it possible for us to begin providing U.S. eye surgeons with access to excimer lasers. In the nine months ended January 31, 1996, we opened three fixed site laser centers in the U.S. During the quarter ended April 30, 1996, we purchased assets from a former competitor for approximately $300,000 in cash to expand our European operations and used our MobilExcimer system to service and consolidate a number of European locations which had previously been fixed sites.

     At the beginning of fiscal 1997, it was clear that the domestic market for excimer laser surgery was developing more slowly than most experts had anticipated. In 1997 and 1998, we responded by expanding our capacity to provide mobile services through the development of our flexible delivery system which includes our "Roll-On/Roll-Off" method of providing laser equipment to surgeons as well as our strategy involving selected fixed site locations. Consequently, we converted the majority of our fixed site lasers (including those located at Columbia/HCA ambulatory surgery centers) to Roll-On/Roll-Off use. The Roll-On/Roll-Off delivery system increased our flexibility to serve multiple sites and allowed us to more efficiently use our equipment.


     During the last two years we have closed centers and consolidated operations outside of the U.S. We anticipate further declines in the significance of our international operations both relative to our U.S. business and in terms of total revenue. We believe that our equipment and services are not as attractive to eye surgeons internationally because foreign health care consumers seem less willing to pay for procedures which are not reimbursed by health care plans. We continue to concentrate our efforts primarily on small to medium sized markets in the U.S. which we believe provide the best opportunities for growth.

History of Operating Results:



     We have experienced losses in each fiscal year since the inception of our business through fiscal 1998. The quarter ended April 30, 1998 (the last quarter of fiscal 1998) was our first profitable quarter, and our profits have increased in each quarter since then. Many of the factors described above contributed to our history of losses. First, because the FDA approval process for excimer lasers took more than two years longer than we anticipated when we became a public company in 1991, we were unable to provide services in the U.S. for an extended period. Our operations in Canada and Europe have not been profitable because these markets have greater competition and excimer laser surgery still has generally not achieved wide acceptance in these markets. These factors led to price cutting in those markets which compounded the effect of low demand. In fiscal 1996 and 1997, the Company recorded charges for the impairment of fixed assets in those markets which also increased our international losses.



     Meanwhile in the U.S. the first excimer laser was finally approved by the FDA in late 1995 for a limited range of refractive problems. This laser was manufactured by Summit. The VISX laser was approved in March, 1996. Our volume of U.S. procedures, however, did not increase rapidly. There are several reasons for this, some of which affected the industry as a whole, others of which primarily pertained to our business. Factors which affected the entire industry included the following: shipments of lasers took longer than expected; it took several months for a significant number of eye surgeons to be trained to perform excimer laser surgery; the limited range of refractive problems approved by the FDA; and public awareness and acceptance of excimer laser surgery was much lower than expected. With respect to our business specifically, our initial strategy of installing fixed lasers at the Columbia/HCA surgery centers proved unsuccessful, and we were unable to produce enough procedure volume to break even.



     In early 1997 we broadened our strategy to include mobile lasers. This allowed us to increase the use of our lasers, and proved to be an effective way of entering new markets, introducing new eye surgeons to excimer laser surgery and competing in smaller markets where there was less competition. In addition, 1997 saw the beginning of an upsurge in the acceptance of excimer laser surgery by both eye surgeons and their patients. Finally, the FDA broadened the range of approved uses of the VISX laser in 1997, which contributed to the potential market.



     In 1997 and 1998, we added technicians, support personnel and support systems at a rate much greater than our business was increasing. This made our losses increase. But as our procedure volume began to increase at a greater rate, and our addition of new personnel slowed to a rate more consistent with our overall growth, our losses began to decrease. As noted above, we first achieved profitability in the last quarter of fiscal 1998. Our profits have increased since then as our procedure volume per laser has continued to increase and our number of lasers has grown.

     The following table provides a history of our operating results by geographic area and fiscal period. "Domestic operations" reflect the operating results for both U.S. refractive operations and the related marketing and training programs. The table also includes the fixed asset impairment provisions for the corresponding geographic area.



                                                        FISCAL   FISCAL   FISCAL   NINE MONTHS ENDED
                  (IN MILLIONS OF $)                     1996     1997     1998    JANUARY 31, 1999
                  ------------------                    ------   ------   ------   -----------------
Domestic operations...................................  $(3.6)   $ (6.7)  $(2.1)         $ 3.3
Domestic fixed asset impairment.......................     --      (2.4)     --             --
Domestic cataract operations..........................     --        --      --            0.1
Canadian operations...................................   (0.6)     (0.5)    0.0            0.0
Canadian fixed asset impairment.......................   (0.7)     (0.2)     --             --
European operations...................................   (1.9)     (1.8)   (0.8)          (0.1)
European fixed asset impairment.......................   (2.4)     (0.2)     --             --
                                                        -----    ------   -----          -----
Income (loss) from operations.........................   (9.2)    (11.8)   (2.9)           3.3
Net interest income (expense).........................    0.2      (0.4)   (0.6)          (0.5)
Minority interest.....................................    0.2       0.1      --             --
                                                        -----    ------   -----          -----
Operating results before taxes........................   (8.8)    (12.1)   (3.5)           2.8
Income tax benefit....................................     --        --      --            0.8
                                                        -----    ------   -----          -----
Net income (loss).....................................  $(8.8)   $(12.1)  $(3.5)         $ 3.6
                                                        =====    ======   =====          =====



Trends and Uncertainties



     We have identified certain trends in our core refractive surgery business which we believe may have a material effect on our future financial condition or results of operation. We can not quantify the rates at which these trends will occur.



     We expect the refractive surgery market will continue grow at least in the near term and that this growth will have a positive effect on our business by increasing the number of refractive procedures performed on our lasers. We also expect a gradual decline in the price we pay for excimer laser equipment, which together with the increase in our expected number of mobile systems and fixed sites, will gradually reduce our cost of providing a procedure.



     The acquisition of RSR has enabled us to provide microkeratome access and the acquisition of MSS has allowed us to provide mobile cataract services. In future periods we expect RSR revenues to profitably contribute to the growth of the domestic refractive business.



     In future periods we expect MSS operations to continue to contribute to the Laser Vision results of operations. Due to seasonal factors in the markets which MSS serves, the amount of operating profit which MSS is expected to provide to us will vary from quarter to quarter. In addition, the amount of operating profit which MSS is expected to provide from December 4, 1998 to July 31, 2000 will affect the contingent payments to the former MSS shareholders and the final amount of the goodwill associated with this acquisition.



     We have identified several other trends which may have a negative effect on our business. We cannot quantify the rates at which these trends will occur. These trends are a decline in our revenue per procedure, an increase in our proportion of domestic fixed laser sites which have lower revenue per procedure than our mobile lasers and increasing competitive effects from additional domestic lasers and laser access providers. These competitive effects may force us to lower our prices. In addition, lower laser prices may induce eye surgeons to purchase their own lasers. For a more complete description of these possible effects, see the first three risk factors on page 6.

     Other uncertainties exist which could have a material effect on our future financial position or results of operation but are not considered likely to occur. These include:



     - the timing of any changes in the amount of the royalty fee we pay on refractive laser procedures



     -  the effects of the FDA investigation on international cards usage



     -  the rate of increase in the number of non-laser refractive procedures



     -  the rate of change in the cost of refractive laser surgery to patients



     - the influence of third party providers on both the price and number of refractive procedures.



     If profitability continues to increase in future periods, Laser Vision may record additional income tax benefits in the fourth quarter of fiscal 1999 and during fiscal 2000. If the market value of Laser Vision's common stock is significantly above the exercise price of vested non-qualified options and warrants when the option and warrant holders choose to exercise, Laser Vision could receive income tax deductions which would reduce future taxable income payable in cash. The income tax expense reported in operating results would not benefit from the tax deductions associated with non-qualified options and warrants, as such benefits will be recognized directly in stockholders' equity.


Revenue Recognition


     Laser revenue and cataract revenue are recognized when the surgical procedures are performed. Advertising revenue is recognized as earned, upon delivery of print media or upon broadcast of TV or radio advertisements. Revenue for conducting training sessions for eye surgeons is recognized as earned, upon completion of the course.



     Cost of revenue includes royalty fees and professional medical services, depreciation and amortization and other costs. Other costs include laser maintenance including optics and gasses, mobile equipment travel, laser and cataract technician salaries, and medical supplies for the LaserVision Centers division. For the MarketVision division and training programs, client media and production costs are expensed when revenue is earned. Advertising costs are expensed as incurred and included in selling, general and administrative expenses for the LaserVision Centers division.

RESULTS OF OPERATIONS



     The following table breaks out revenue by source. This table also includes "net revenue contribution." Net revenue contribution is revenue less royalty fees paid to VISX and amounts paid to eye surgeons for professional medical services rendered at our fixed laser sites. Net revenue contribution should not be considered as an alternative to gross profit, operating profit and net income as a measure of profitability. Finally, the table includes certain profitability amounts as a percentage of total revenue and net revenue contribution.



                                                                                           NINE MONTHS ENDED
                                                     FISCAL YEAR ENDED APRIL 30,              JANUARY 31,
                                                  ----------------------------------      --------------------
                                                   1996          1997         1998         1998         1999
                                                  -------      --------      -------      -------      -------
                                                                        ($ IN THOUSANDS)
REVENUE
  Domestic refractive.......................      $   286      $  4,094      $19,699      $12,940      $29,174
  International refractive..................        2,198         2,959        2,748        2,090        2,062
  Cataract..................................            0             0            0            0        1,323
  Marketing and training....................        1,434         1,185        1,022          636        1,015
                                                  -------      --------      -------      -------      -------
TOTAL REVENUE...............................        3,918         8,238       23,469       15,666       33,574
  Royalty fees and professional medical
    services................................          448         2,063        8,036        5,389       11,416
                                                  -------      --------      -------      -------      -------
REVENUE LESS ROYALTY FEES AND PROFESSIONAL
  MEDICAL SERVICES, "NET REVENUE
  CONTRIBUTION".............................        3,470         6,175       15,433       10,277       22,158
GROSS PROFIT................................      $  (332)     $    648      $ 6,719      $ 3,934      $11,228
  % of total revenue........................           (8%)           8%          29%          25%          33%
  % of net revenue contribution.............          (10%)          10%          44%          38%          51%
INCOME (LOSS) FROM OPERATIONS...............      $(9,216)     $(11,843)     $(2,873)     $(3,144)     $ 3,301
  % of total revenue........................         (235%)        (144%)        (12%)        (20%)         10%
  % of net revenue contribution.............         (266%)        (192%)        (19%)        (31%)         15%
NET INCOME (LOSS) BEFORE TAXES..............      $(8,803)     $(12,069)     $(3,496)     $(3,623)     $ 2,750
  % of total revenue........................         (225%)        (147%)        (15%)        (23%)          8%
  % of net revenue contribution.............         (254%)        (195%)        (23%)        (35%)         12%



     RSR revenues for September 1998 through January 1999 are included in domestic refractive revenues. MSS revenues for December 1998 and January 1999 are shown as cataract revenues.


Nine Months Ended January 31, 1999 Compared to the Nine Months Ended January 31, 1998


     Laser Vision has continued to provide excimer laser access to additional sites throughout the U.S. In addition, the acquisition of RSR on September 1, 1998 has enabled us to provide microkeratome access and the acquisition of MSS on December 4, 1998 has allowed us to provide cataract services.



     Revenue. Total revenue increased by 114% or $17.9 million to $33.6 million for the nine months ended January 31, 1999 from $15.7 million for the nine months ended January 31, 1998.



     The increase is attributable to higher domestic refractive revenue of $16.2 million, cataract revenue of $1.3 million and a $379,000 increase in marketing and training revenue. The $16.2 million increase in domestic revenue is attributable to an increase of $14.6 million related to the number of procedures performed by our eye surgeon customers in the U.S. and $1.6 million from the RSR acquisition. The cataract revenue is attributable to the acquisition of MSS.



     Cost of Revenue/Gross Profit (Loss). Cost of revenue increased by 90% or $10.6 million to $22.3 million for the nine months ended January 31, 1999 from $11.7 million for the nine months ended January 31, 1998. Royalty fees and medical services increased to $11.4 million from $5.4 million in these respective periods due to the increased number of procedures performed on our lasers in the U.S. Depreciation and amortization increased by 21% or $661,000 to $3.9 million from $3.2 million in these respective periods. This was primarily due to a $817,000 increase in depreciation from lasers and mobile equipment purchases partially offset by a $156,000 decrease from the amortization of a management services contract which has been terminated.



     Other costs of revenue increased by 126% or $3.9 million to $7.0 million for the nine months ended January 31, 1999 from $3.1 million for the nine months ended January 31, 1998. This was primarily due to increased costs, including mobile laser engineer salaries, travel and set-up related costs of $2.2 million, an increase in medical supplies of $479,000 and an increase in laser and equipment maintenance costs of $511,000. Other costs of revenue related to cataract services were $660,000.



     Total gross profit improved by 185% or $7.3 million to $11.2 million for the nine months ended January 31, 1999 from $3.9 million for the nine months ended January 31, 1998. The variable gross profit, excluding depreciation, increased to $15.1 million from $7.2 million. This was primarily due to a $6.7 million increase from the increase in the number of laser procedures performed in the U.S., $0.7 million from the MSS acquisition, and $0.5 from the RSR acquisition. Variable gross profit excludes the fixed costs of depreciation and amortization and thus shows the benefit of incremental revenue changes. Variable gross profit should not be considered as an alternative to gross profit, operating profit and net income as a measure of profitability. As a percentage of total revenue, total gross profit increased to 33% from 25% for the nine months ended January 31, 1999 and 1998, respectively.



     Operating Expense. Selling, general and administrative expense increased by 12% or $849,000 to $7.9 million for the nine months ended January 31, 1999 from $7.1 million for the nine months ended January 31, 1998. This is primarily attributable to an increase of $329,000 related to the MSS acquisition and an increase of $876,000 in salaries and related expenses partially offset by a decrease of $75,000 in general and administrative expenses and a decrease of $302,000 in selling and marketing expenses. The $876,000 increase in salaries and related expenses includes a $989,000 domestic increase due to annual raises, additional marketing and accounting support personnel and variable compensation related to revenue and profitability and was offset by a $111,000 decrease in European salaries at fixed sites which were closed. The $302,000 decrease in selling and marketing expense reflects a $99,000 decrease in Canadian media marketing for a fixed site which was closed, a $38,000 decrease in European fixed site marketing and a $165,000 decrease in U.S. marketing (which was offset by U.S. marketing salaries). Operating expenses for the nine months ended January 31, 1999 include $122,000 of goodwill amortization for the RSR and MSS acquisitions. As a percentage of total revenue, operating expense decreased from 45% to 24% for the nine months ended January 31, 1998 and 1999, respectively. Operating expenses as a percentage of total revenue decreased by 22% because of the leverage resulting from a 114% growth in total revenues compared to a 12% growth in operating expenses.



     Income (Loss) from Operations. Income from operations increased by $6.4 million to $3.3 million during the nine months ended January 31, 1999 from a loss of $3.1 million during the nine months ended January 31, 1998. This was primarily due to the $5.4 million increased profit on the increase in U.S. revenues, a $0.1 million increase in Canadian profits and a $0.9 million increase in European profits. As a percentage of total revenue, income from operations was 10% for the nine months ended January 31, 1999.



     Other Income (Expense). Higher interest expense and minority interest in net income of subsidiary partially offset by higher interest income caused a 15% or $72,000 increase to a net $551,000 in other expense during the nine months ended January 31, 1999 from a net $479,000 in other expense during the nine months ended January 31, 1998. This was primarily due to $96,000 of interest from the RSR and MSS acquisitions.



     Net Income (Loss). Net income increased by $7.2 million to $3.6 million for the nine months ended January 31, 1999 from a net loss of $3.6 million for the nine months ended January 31, 1998. This was primarily attributable to a $6.3 million increase related to the increased volume of domestic refractive procedures involving our equipment and $.8 million from the recognition of income tax benefits in the nine months ended January 31, 1999. As a percentage of total revenue, net income was 11% for the nine months ended January 31, 1999.

Fiscal Year Ended April 30, 1998 Compared to Fiscal Year Ended April 30, 1997

     During the year ended April 30, 1998, we continued to develop the U.S. market by targeting eye surgeons in medium-sized markets. We served these markets primarily with our newly developed Roll-On/Roll-Off mobile system.

     Revenue. Total revenue increased by 185% or $15.2 million to $23.5 million for the year ended April 30, 1998 from $8.2 million for the year ended April 30, 1997.


     The increase in revenue was attributable to a $15.6 million increase in domestic revenue, a $211,000 decrease in European and Canadian revenue and a $163,000 decrease in marketing and training revenue. The increase in domestic revenue was attributable to an increase both in the number of U.S. lasers in operation and the number of procedures performed by our eye surgeon customers on each laser in the U.S. The decrease in European and Canadian revenue was attributable to the closing of certain unprofitable fixed sites and the conversion of most of them to mobile sites during the year. The decrease in marketing and training revenue was due to lower marketing revenues resulting from our focus on the domestic refractive market as opposed to third party marketing.



     Cost of Revenue/Gross Profit. Cost of revenue increased by 121% or $9.2 million to $16.8 million for the year ended April 30, 1998 from $7.6 million for the year ended April 30, 1997. This was primarily due to an increase of $5.4 million in total domestic per procedure royalties, an increase of $2.0 million in mobile laser engineer salaries and travel costs, an increase of $963,000 in depreciation expense and an increase of $894,000 in professional medical services costs.



     Total gross profit increased by 937% or $6.1 million to $6.7 million for the year ended April 30, 1998 from $648,000 for the year ended April 30, 1997. The variable gross profit, excluding depreciation, increased by 171% or $7.0 million to $11.2 million from $4.1 million for the year ended April 30, 1997. This was primarily due to higher volumes of procedures performed with our equipment at an increased number of sites. As a percentage of total revenue, total gross profit increased to 29% from 8% for the years ended April 30, 1998 and 1997, respectively.



     Operating Expense. Selling, general and administrative expense decreased by 1% or $127,000 to $9.6 million for the year ended April 30, 1998 from $9.7 million for the year ended April 30, 1997. Decreases for the year ended April 30, 1998 in general and administrative expense of $310,000 and selling and marketing expense of $839,000 were partially offset by increases in salaries and related expenses of $970,000 and depreciation and amortization expense of $52,000. The $970,000 increase in salaries and related expenses was attributed to a $1,091,000 domestic increase (more employees, annual raises and variable compensation based on operating results), a $36,000 Canadian decrease primarily due to the closing of a fixed site and a $85,000 European decrease primarily due to the closing of two fixed sites. The $839,000 decrease in selling and marketing expenses was attributed to a $448,000 domestic decrease primarily because of the conversion from fixed sites to mobile systems, a $169,000 Canadian decrease due to the closing of a fixed site and a $222,000 European decrease due to the closing of two fixed sites.



     Income (Loss) from Operations. The loss from operations decreased by 76% or $9.0 million to $2.9 million for the year ended April 30, 1998 from $11.8 million for the year ended April 30, 1997. This was primarily due to the $4.6 million operating profit earned on the increase in U.S. revenues, a decrease in fixed asset impairment provisions of $2.8 million, a $0.6 million reduced operating loss from the Canadian operations and a $1.0 million reduced operating loss from the European operations. Both international operations benefitted from the closing of unprofitable fixed sites.


     Other Income (Expense). Other income (expense) increased by 176% or $397,000 to a net expense of $623,000 for the year ended April 30, 1998 from a net expense of $226,000 for the year ended April 30, 1997. This increase was primarily due to an increase of $403,000 in interest expense.

Fiscal Year Ended April 30, 1997 Compared to Fiscal Year Ended April 30, 1996

     During the year ended April 30, 1997, we focused on the development of the U.S. market. During the last quarter of fiscal 1997 we began aggressively pursuing our mobile strategy in the U.S. by redeploying several of our fixed site lasers and utilizing our newly developed Roll-On/Roll-Off strategy.


     Revenue. Total revenue increased by 110% or $4.3 million to $8.2 million for the year ended April 30, 1997 from $3.9 million for the year ended April 30, 1996.



     The increase in total revenue was attributable to a $3.6 million increase in U.S. revenue, a $776,000 increase in European revenue and a $249,000 decrease in marketing and training. The increase in U.S. revenue for the LaserVision Centers division was attributable primarily to the increased number of lasers in operation and procedures performed on each laser in the U.S. The increase in European revenue was attributable to the increased number of procedures performed in the Solihull and Edinburgh centers and the increased number of procedures performed on the MobilExcimer system. The decrease in marketing and training revenue was due to reduced marketing revenues from third parties as we refocused our marketing efforts on the rapidly growing domestic refractive market.



     Cost of Revenue/Gross Profit (Loss). Cost of revenue increased by 79% or $3.4 million to $7.6 million for the year ended April 30, 1997 from $4.2 million for the year ended April 30, 1996. This increase was partially attributable to a $1.5 million or 76% increase in depreciation expense to $3.5 million from $2.0 million in these respective periods due to the increased inventory of lasers and other medical equipment.


     Excluding laser and medical equipment depreciation expense, cost of revenue increased by 82% or $1.9 million from $2.3 million to $4.1 million for the years ended April 30, 1996 and 1997 respectively. This $1.9 million increase was primarily due to an increase of $1.1 million in total domestic per procedure royalties, $548,000 in professional medical services, $142,000 in laser gas costs on higher volumes of laser procedures and the addition of certain new centers.

     Total gross profit increased by 301% or $970,000 to $648,000 for the year ended April 30, 1997 from a loss of $322,000 for the year ended April 30, 1996. The variable gross profit, excluding depreciation, increased to $4.1 million in the year ended April 30, 1997 from $1.7 million in the year ended April 30, 1996. This increase was primarily due to higher volumes of laser procedures. As a percentage of total revenue, total gross profit for the year ended April 30, 1997 was 8%.


     Operating Expense. Selling, general and administrative expense increased by 67% or $3.9 million to $9.7 million for the year ended April 30, 1997 from $5.8 million for the year ended April 30, 1996. This was primarily due to an increase of $1.6 million in general and administrative expense, an increase of $1.3 million in salaries and related expenses, an increase of $208,000 in depreciation and amortization expense and an increase of $868,000 in selling and marketing expenses. The $1.3 million increase in salaries and related expenses was attributed to a $1.1 million domestic increase (more employees, annual raises and variable compensation based on operating results) and a $0.2 million European increase for a new European general manager and two new fixed sites. The $868,000 increase in selling and marketing expenses was attributable to a $771,000 domestic increase for new fixed site refractive centers, a $36,000 Canadian increase for new mobile locations and a $61,000 European increase associated with two new fixed sites.



     Income (Loss) from Operations. The domestic loss from operations increased by 156% or $5.6 million to $9.2 million for the year ended April 30, 1997 from $3.6 million for the year ended April 30, 1996. This was primarily due to a $2.3 million write-down of lasers and related equipment, a $2.1 million increase in the loss from U.S. laser operations, and an $891,000 increase in payroll.



     The Canadian loss from operations decreased by 46% or $625,000 to $725,000 for the year ended April 30, 1997 from $1.4 million for the year ended April 30, 1996. This was primarily due to a decrease of $477,000 in the write-down of lasers and related medical equipment and a decrease in the loss from operations of $114,000 in a Canadian center which became a MobilExcimer site.

     The European loss from operations decreased by 54% or $2.3 million to $2.0 million for the year ended April 30, 1997 from $4.3 million for the year ended April 30, 1996. This was primarily due to a decrease in the write-down of lasers and related medical equipment of $2.2 million.

     Other Income (Expense). Other income (expense) decreased to a net expense of $226,000 during the year ended April 30, 1997 from a net income of $413,000 during the year ended April 30, 1996. This decrease was due to a $169,000 decrease in interest income and other, a $381,000 increase in interest expense and an $89,000 decrease in minority interest in the net loss of a subsidiary.

LIQUIDITY AND CAPITAL RESOURCES


General



     Laser Vision's primary sources of liquidity for the next year are expected to consist of cash generated by operations, vendor financing, proceeds from the exercise of options and warrants, and the proceeds from this offering. We believe we could raise additional cash from borrowing or the sale of debt or additional equity securities, if necessary.



     We have generated positive cash flow from operations for every quarter since the quarter ended April 30, 1998. Our cash flow from operations for the nine months ended January 31, 1999 was sufficient to cover ongoing operations for that period, including the amount of the purchase price of new equipment not covered by financing, but not including the acquisitions of RSR and MSS. We expect that normal ongoing liquidity needs will continue to be covered from the operations of the business.



     Laser Vision has access to financing on a laser by laser basis for up to 90% of the purchase price of such lasers. We expect to continue to have access to this financing option for at least the next nine months. Other equipment vendors do not provide equipment financing.



     Certain of the selling stockholders will exercise options to purchase a total of 420,000 shares of common stock for sale in this offering, which will yield proceeds to Laser Vision of $3.26 million. Laser Vision expects that other option and warrant holders will exercise options and warrants prior to their expiration, but we cannot predict when such exercises will occur.



     The net proceeds of this offering are expected to total approximately $37.3 million. Together with the cash flow from operations, proceeds from the exercise of options and warrants and laser financing, we believe this will be sufficient to fund our expected cash needs as described below for the foreseeable future, exclusive of any acquisitions.



     Our principal cash needs include normal operating expenses, the purchase of additional equipment, the payments of contingent consideration for RSR and MSS, the expansion of patient financing programs and any cash needs for any future acquisitions.



     Our normal operating expenses include procedure royalty fees, salaries, travel and lodging, medical supplies, equipment maintenance, professional fees, rent and utilities.



     We expect to purchase about $11 million of new equipment in fiscal year 2000. As noted above, we have available laser financing for up to 90% of the purchase price of excimer lasers. Alternatively, we may choose to pay a larger proportion of the purchase price in cash, and may also choose to accelerate the purchase of our equipment if we believe demand for our services warrants it. We believe we would be able to obtain third party financing for excimer lasers if we lost access to our current financing source, although we do not know the terms on which such financing may be available.



     The RSR acquisition requires an additional $1.8 million in payments including interest in addition to the $500,000 that was paid on February 28, 1999. The MSS acquisition requires a non-contingent payment of $1 million on April 30, 1999 and up to $8.25 million of contingent consideration in cash and Laser Vision common stock. The contingent consideration is based upon MSS meeting certain operating income targets for the five-month period ending April 30, 1999, the twelve-month period ending April 30, 2000, and the three-month period ending July 31, 2000. Up to 50% of the contingent consideration may be paid in Laser Vision common stock valued at market rate, with the balance to be paid in cash. The amount of contingent consideration paid in common stock is at the sole discretion of Laser Vision.



     Laser Vision currently offers a program for patient financing, the funds for which are provided primarily by a third party lender. The amount of such financing currently is $2.3 million. We expect that we will expand this program this year by up to $5 million. We may fund this program ourselves. We believe we could find a third party lender to provide financing for the expected expansion.



     If cash generated from our normal operations is significantly less than anticipated, we have several strategies to deal with it. First, we can use the maximum amount of financing available for the purchase of new equipment. Second, we can slow down the purchase of new equipment. Third, we can choose the option of funding 50% of the contingent consideration for the MSS acquisition with common stock. Fourth, we can fund the patient financing program from a third party or choose not to expand this program. Fifth, we can delay any potential acquisitions, or attempt to fund such acquisitions with stock or cash raised from third party sources. Finally, Laser Vision believes it would be able to raise additional money through the borrowing of funds or the sale of debt or additional equity securities.



Working Capital



     Cash and cash equivalents decreased by 2% or $158,000 to $8.3 million at January 31, 1999 from $8.4 million at April 30, 1998. At January 31, 1999, working capital had increased by 4% or $224,000 to 5.8 million from $5.6 million at April 30, 1998. The ratio of current assets to current liabilities at January 31, 1999 was 1.36 to one, compared to 1.64 to one at April 30, 1998.



     Accounts receivable increased $4.7 million from April 30, 1998 to January 31, 1999 and $1.8 million from April 30, 1997 to April 30, 1998 primarily due to increased procedures performed in the U.S. and an increased number of customers being invoiced monthly instead of weekly.



     The increases of $1.0 million in inventory, $1.2 million of prepaid expenses and other current assets, and $3.1 million of accounts payable from April 30, 1998 to January 31, 1999, as well as the $1.2 million increase in other accrued liabilities, from April 30, 1997 to April 30, 1998 are primarily attributable to the increased procedures performed in the U.S.


Cash Flows -- Operating Activities


     Net cash provided by operating activities increased by $5.4 million to $4.3 million for the nine months ended January 31, 1999 from a use of $1.0 million for the nine months ended January 31, 1998. The cash flows provided by operating activities during the nine months ended January 31, 1999 primarily represent the net income in the period plus depreciation and amortization and a net increase in current liabilities, less increases in accounts receivable, deferred taxes, and prepaid expenses and other current assets. The increases in current liabilities, accounts receivable, and prepaid expenses and other current assets are a result of increased procedure volumes. Net cash used in operating activities during the nine months ended January 31, 1998 primarily represents the net loss incurred in this period less depreciation and amortization plus increases in accounts receivable and prepaid expenses and other current assets partially offset by increases in current liabilities.



     Net cash provided by operating activities increased $6.7 million to $1.0 million for fiscal 1998 from a use of $5.7 million for fiscal 1997 which was an increase in cash used of 101% or $2.9 million from a use of $2.8 million for the fiscal year ended 1996. The cash flows provided by operating activities during fiscal 1998 primarily represent the net loss incurred in this period less depreciation and amortization and an increase in accounts payable and accruals, offset by an increase in accounts receivable and inventory. The cash flows used by operating activities during fiscal 1997 primarily represent the net loss incurred in this period less depreciation, amortization and fixed asset impairment and an increase in accounts payable, offset by an increase in accounts receivable. The cash flows used for operating activities in fiscal 1996 primarily represent the net loss incurred less depreciation, amortization and fixed asset impairment.

Cash Flows -- Investing Activities


     Net cash used in investing activities increased by 140% or $4.2 million to $7.2 million for the nine months ended January 31, 1999 from $3.0 million for the nine months ended January 31, 1998. Cash used for investing during the nine months ended January 31, 1999 was used to acquire equipment for the expanding U.S. market and for the acquisitions of MSS and RSR. Cash used for investing during the nine months ended January 31, 1998 was used to acquire equipment for the expanding U.S. market. At January 31, 1999, we had made deposits with VISX to purchase five new excimer lasers for use in the U.S. at three fixed sites and on two mobile units. We will owe $1.6 million when these excimer lasers and mobile units are delivered. Laser Vision expects capital expenditures for equipment to continue at or above recent levels during the next 12 months.



     Net cash used in investing activities decreased by 11% or $534,000 to $4.1 million for fiscal 1998 from $4.7 million in fiscal 1997 which was a decrease of 41% or $3.2 million from $7.9 million in fiscal 1996. These changes were primarily due to the acquisition of equipment, equipment deposits and acquisitions.


Cash Flows -- Financing Activities

     Net cash provided by financing activities decreased by 64% or $4.8 million to $2.7 million for the nine months ended January 31, 1999 from $7.4 million for the nine months ended January 31, 1998. Cash provided by financing during the nine months ended January 31, 1999 was primarily provided by the exercise of stock options and warrants, offset by principal payments under capitalized lease obligations and notes payable. Cash provided by financing during the nine months ended January 31, 1998 was primarily provided by a private placement of preferred stock, proceeds from the exercise of stock options and warrants, and proceeds from loan financings, partially offset by principal payments under capitalized lease obligations and notes payable.


     Net cash provided by financing activities increased by 421% or $6.3 million to $7.8 million for fiscal 1998 from $1.5 million for fiscal 1997 which was a decrease of 93% or $19.8 million from $21.3 million for fiscal 1996. Net cash provided by financing for fiscal 1998 was primarily due to proceeds from a private offering of preferred stock, notes payable and exercise of stock options and warrants offset by the repayment of notes payable and capitalized lease payments. Net cash provided by financing activities during fiscal 1997 was primarily due to proceeds received from notes payable and the exercise of stock options offset by the repayment of certain notes payable and capitalized lease obligations. Net cash provided by financing for fiscal 1996, was primarily due to proceeds received from a private placement of our convertible preferred stock with a provision for mandatory redemption in 2005 and the exercise of warrants.


     The Company expects to continue to fund future operations from existing cash and cash equivalents, revenues received from providing laser access and marketing services, the exercise of stock options and warrants and future debt or equity financing as required. There can be no assurance that capital will be available when needed or, if available, that the terms for obtaining such funds will be favorable to Laser Vision.

Income Taxes


     At April 30, 1998, Laser Vision had approximately $31 million of net operating losses available to be carried forward to offset future taxable income and which expire in the years 2006 through 2013. However, as a result of the history of losses incurred by Laser Vision, at April 30, 1998 there was insufficient objective evidence of future taxable income to utilize the net operating loss carryforwards ("NOL's") prior to their expiration. As a result, a valuation allowance was recorded for substantially all of the estimated $13 million of deferred tax assets which are principally associated with the net operating losses at April 30, 1998, as management believed it was more likely than not that they would not be realized before expiration.

     In the fourth quarter of fiscal 1998, Laser Vision's operations became profitable. For the nine months ended January 31, 1999, Laser Vision had pretax income of approximately $2.8 million. Because of the improving levels of and trend in profitability, management was able for the first time to conclude based on objective evidence that Laser Vision will likely have taxable income in the next fiscal year. As a result, a portion of the valuation allowance was reduced and Laser Vision recognized a $0.8 million net tax benefit during the three months ended January 31, 1999, as management believed it was more likely than not that a portion of the deferred tax assets would be realized before expiration.


     Management will continue to review and assess the realizability of the deferred tax assets on a quarterly basis. The amount of net tax benefit or expense recognized in the future may fluctuate significantly depending on management's estimates of future taxable income. If Laser Vision's profitability continues to improve, additional reductions in the valuation allowance may be recognized. Generally, the benefit arising from the reduction in the valuation allowance is reflected in the statement of operations as a reduction of income tax expense. However, if an incremental tax benefit is attributed to certain equity transactions that did not impact operating results, such as those arising from the exercise of non-qualified stock options and warrants, the tax benefit of the release of the valuation allowance would be reflected directly in stockholders' equity.

     Regardless of when the reduction in the valuation allowance is recognized or whether the tax benefit is recognized in the statement of operations or directly in equity, the utilization of the NOL's will substantially reduce Laser Vision's cash obligations for the payment of any income taxes otherwise due over the next several years.


YEAR 2000


Year 2000 Compliance


     We are aware that some information technology systems may not function properly at the onset of the year 2000. These systems record only the last two digits of a date's year instead of the full four digits. For example, they would record "00" as the year for dates in both 1900 and 2000. This could cause those systems to process and record information incorrectly or possibly fail to function in the year 2000.



     Our services, operations, customers, suppliers and service providers all rely on information technology systems, both hardware and software, to function properly. This includes readily apparent systems such as those controlling VISX excimer lasers used as a key part of our services as well as less obvious ones such as those required to provide electricity to our main facility.



     Suppliers: We have been surveying existing suppliers about the ability of their systems and products to properly handle dates for the year 2000 and beyond. VISX has advised us that its lasers will remain fully functional from a medical standpoint through the year 2000 and beyond. VISX has determined that the laser systems do not properly print or store patient report dates and procedures performed in the year 2000 or beyond. VISX is in the process of developing and testing a solution to this problem and expects to have it available to us by the middle of 1999.



     The cataract equipment used by MSS and the microkeratome equipment used for LASIK procedures are not affected by the Year 2000 situation and will remain fully functional from a medical viewpoint according to the cataract and microkeratome equipment manufacturers.



     If our other suppliers do not reply or cannot provide Year 2000 compliant products, we may need to locate alternative sources for goods and services.



     Operations: We have been gathering information from vendors about Year 2000 compliance for each of the major elements of our internal information technology systems. Based on the statements from vendors, we understand the following:



     Our operating systems, which include MS Windows NT, MS Windows 98, MS Windows 95 and Novell IntraNetware, are all Year 2000 compliant in their latest versions. We will need to run a service pack for our MS Windows NT and Novel IntraNetware systems to bring them up to the current version. We expect to complete this by the second quarter of calendar 1999.



     Our key applications which include MS exchange server, Solomon financial software for Windows, MS Office 97 and Microbilt Credit Commander will be Year 2000 compliant after running a service pack for the applications to bring them up to the current version of software. We expect to complete this during the second and third quarters of calendar 1999.



     Our Mitel SX-200 telephone system is Year 2000 compliant. Our Colorado Replay Plus Active Voice 1400 voicemail system is not Year 2000 compliant. We expect to replace this system by the third quarter of calendar 1999.



     Our computer hardware, which is all PC based, is Year 2000 compliant with the exception of a few older personal computers. The hardware used to control our local area network is Year 2000 compliant. We expect to install any necessary upgrades or replace any computers that are not Year 2000 compliant during the second and third quarters of calendar 1999.



     We have received notification from the owners and managers of our facility that it is Year 2000 compliant with regard to building security, heating, and lighting controls.



Costs to Address Year 2000 Issues



     We expect that any remaining costs for Year 2000 compliance will be less than $100,000 and that the majority of these disbursements will be for equipment purchases and therefore will be capitalized and depreciated. The total anticipated costs for Year 2000 compliance (past and future) is expected to be less than $150,000. However, we may spend more money than we have estimated, and this could have a material adverse effect on our results of operations and financial condition. At this stage in the assessment process, we do not believe that the Year 2000 issue will materially impact our financial position, results of operations or cash flows in future periods. There can be no assurance that operating problems or expenses related to the Year 2000 issue will not arise with our computer systems and software or that our customers or suppliers will be able to resolve their Year 2000 issues in a timely manner. Accordingly, we plan to devote the necessary resources to resolve all significant Year 2000 issues in a timely manner.



Contingency Plans



     The most reasonably likely worst case Year 2000 scenario would be that a solution to the VISX laser printing and storing of patient report dates for procedures performed in the year 2000 and beyond is not corrected in a timely manner. To the extent that any computer documentation of procedures is unavailable, we are prepared to manually produce the necessary reports. As we complete our internal review and external surveys we will prepare additional contingency plans to prepare for the problems that we believe are reasonably likely to arise. However, despite our best efforts, we may not anticipate all problems that may ultimately arise.



Risks of Year 2000 Issues



     We will continue preparations with the goal of ensuring that the information technology relating to our services, operations and suppliers will recognize dates and function properly in the year 2000 and beyond. However, unanticipated problems could affect our ability to provide services to our customers or interrupt or prevent deliveries from suppliers at the onset of the year 2000. As a result, we could suffer a material adverse impact to our business, financial position and results of operation due to a loss of revenue, legal claims or extra expenses caused by unanticipated year 2000 computer problems.

                              INDUSTRY BACKGROUND

REFRACTIVE VISION DISORDERS

     The human eye functions much like a camera, incorporating a lens system which focuses light (the cornea and the lens), a variable aperture system which regulates the amount of light passing through the eye (the iris), and film which records the image (the retina). Light from a distant object passes through the cornea, iris, and lens, which together focus the light on the retina. The retina contains light sensitive receptors which transmit the image through the optic nerve to the brain. Seventy-five percent of the focusing power of the eye is provided by the curvature of the cornea.

     Refractive disorders prevent the eye from properly focusing images on the retina. Nearsightedness (myopia), farsightedness (hyperopia) and other irregularities in the shape of the cornea (astigmatism) are the most common refractive disorders. If the cornea is too steep or too flat, the eye cannot properly focus the light passing through it onto the retina, and the individual sees a blurred image. Historically, consumers have most often chosen eyeglasses or contact lenses to correct refractive disorders.

Excimer Laser Surgical Procedures


     The excimer laser is used to treat nearsightedness, farsightedness and astigmatism. Excimer laser surgery corrects the amount of curvature of the cornea, which in turn eliminates or reduces the need for corrective lenses. An excimer laser emits energy in a pulse lasting only several billionths of a second. High-energy ultraviolet light produced by the excimer laser creates a "non-thermal" process known as ablation, which does not damage adjacent tissue. The laser manufactured by VISX, which is the laser we provide, is currently approved to treat nearsightedness of up to -12 diopters with astigmatism of up to -4 diopters and farsightedness of up to +6 diopters. To date, this is the widest range of indications for any FDA-approved laser. Lasers manufactured by Summit, Autonomous Technologies, Inc. ("Autonomous") and Nidek, Inc. ("Nidek") have also received FDA approval, though for more limited overall indications.


     There are primarily two procedures that use the excimer laser to correct vision disorders: Laser In-Situ Keratomileusis ("LASIK") and Photorefractive Keratectomy ("PRK"). Prior to performing these procedures, the eye surgeon determines the correction required and programs the excimer laser. The excimer laser software then calculates the optimal number of pulses needed to achieve the intended correction. Both LASIK and PRK are done on an outpatient basis without general anesthesia, using only topical anesthetic eye drops. During these procedures, the patient wears an eyelid holder to prevent blinking. The patient reclines in a chair and looks at a target while the surgeon prepares the patient's eye for the procedure. The surgeon uses a foot pedal to trigger a rapid succession of excimer laser pulses. The typical procedure takes 15 to 30 minutes from set-up to completion. The excimer laser itself is generally used for less than 40 seconds.

     LASIK

     LASIK came into widespread commercial use in 1997. With LASIK, an eye surgeon uses a microsurgical instrument called a microkeratome to open a thin flap of tissue on the surface of the cornea. The flap is only about 30% of the cornea's thickness. The eye surgeon lays the flap back and applies excimer laser pulses to the cornea to treat the eye according to the patient's prescription. The eye surgeon then folds the cornea flap back into place and it naturally re-adheres and heals. With LASIK, the patient experiences virtually no discomfort. The LASIK procedure offers two additional advantages over the PRK procedure: LASIK usually allows the eye surgeon to treat both eyes of a patient on the same day and LASIK patients experience much more rapid recovery. Most LASIK patients see well enough to resume most normal activities the day after the procedure and heal completely within one to three months. Currently, most excimer laser procedures in the U.S. and Canada are LASIK.

     PRK

     PRK has been used commercially since 1985. With PRK, the eye surgeon prepares the eye by gently removing the surface layer of the cornea called the epithelium. The surgeon then reshapes the curvature of the cornea using the excimer laser. Since the layer removed is extremely thin, the cornea maintains its strength. Following PRK, a patient typically experiences blurred vision and discomfort until the epithelium heals. The patient usually experiences a substantial improvement in clarity of vision within a few days following PRK. However, it generally takes a patient one month, but may take up to six months, to realize the full benefit of PRK.

Other Refractive Surgical Procedures

     Refractive disorders may also be treated by other surgical techniques such as radial keratotomy ("RK"). RK is a procedure used to correct nearsightedness in which an eye surgeon uses a scalpel to make a series of cuts in a radial pattern around the outer portion of the cornea. The healing of the incisions causes a flattening of the cornea and corrects small to moderate amounts of nearsightedness. RK is a manual procedure that is highly dependent on the skill of the eye surgeon. In addition, RK involves incisions into the corneal tissue which weakens the structure of the cornea. We believe that RK is used in a small percentage of the surgeries performed to treat refractive disorders.

CATARACT VISION DISORDERS

     Cataracts are a common vision disorder affecting many individuals as they age. A cataract is a cloudy or opaque area in the normally transparent lens of the eye. As the cloudiness increases, it prevents light rays from passing through the lens and focusing on the retina, the light sensitive tissue lining the back of the eye. As the cataract initially develops, it may not disturb vision. But as the cataract worsens, several specific symptoms may develop, including blurred vision, sensitivity to light and glare, increased nearsightedness, or distorted images.

Cataract Surgical Procedures

     Currently eye surgeons treat a cataract by surgical removal and implant. In cataract surgery, the eye surgeon removes the cloudy lens, and in most cases replaces it with a permanent artificial lens which restores the focusing power of the eye. Cataract surgery is generally done on an outpatient basis. During the procedure, eye drops and medications are administered to help the patient relax, and a local anesthetic is given to make the surgery essentially painless. Most cataract removals now do not require stitches or the use of a patch. After the procedure, a patient is able to go home within a few hours.

     While cataract surgery does not require the use of an excimer laser, a YAG laser is used in a follow-up procedure after approximately 25% to 40% of cataract removals. The YAG laser is a small, relatively inexpensive solid state laser. It is used to break up the haziness which may develop in the eye's central membrane three or four months after cataract removal.

                                    BUSINESS

     Laser Vision provides excimer lasers and other equipment to eye surgeons for the treatment of nearsightedness, farsightedness, astigmatism and cataracts. We also provide related support services. We are one of the largest providers of access to such equipment and services in the U.S. Much of our equipment is mobile, and we routinely move it from location to location in response to customer demand. We also provide our equipment at fixed locations. Our flexible delivery system enlarges the pool of potential locations, eye surgeons and patients that we can serve, and allows us to effectively respond to changing market demands.

     Eye surgeons pay us a fee for each procedure they perform using our equipment. We typically provide each piece of equipment to many different eye surgeons, which allows us to more efficiently use the equipment and offer it at an affordable price. We refer to our practice of providing equipment to multiple eye surgeons as "shared access".

     Eye surgeons take advantage of our shared access and flexible delivery system for a variety of reasons including the ability to:

     -  avoid a large capital investment

     - eliminate the risks associated with buying high-technology equipment that may rapidly become obsolete

     -  use the equipment without responsibility of maintenance or repair

     - cost effectively serve small to medium-sized markets and remote locations

     -  serve satellite locations even in large markets


     We provide a broad range of value-added services to the eye surgeons who use our equipment, including initial training, technical support and equipment maintenance, marketing, clinical advisory service, patient financing and practice satelliting. Eye surgeons who are developing their practices, or who perform limited numbers of procedures, find our support services particularly attractive. We continue to look for ways to expand our support services, so that we can offer value to those surgeons who perform enough procedures to otherwise justify the purchase of their own equipment. For a thorough description of our support services, see "Value-Added Support Services" at page 36.



     We provide mobile cataract equipment and services through our MSS subsidiary which focuses on developing relationships between local hospitals, referring optometrists and eye surgeons in small to medium sized markets. In this way, we expand the demand for "close to home" cataract surgery which we make economically feasible through our shared-access approach and mobile systems.


     Our excimer laser and cataract businesses are operated relatively separately at this time. We entered the cataract business only recently with our purchase of MSS in December 1998. At the time of that purchase, approximately 80% of the eye surgeons using MSS services were not performing excimer laser surgery. We expect over time to cross market both our excimer laser and cataract services to the eye surgeons we serve.

MARKET TRENDS

The Refractive Market

     An industry source estimates that over 160 million Americans currently require eyeglasses or contact lenses. Approximately 100 million Americans purchased eye wear in 1997. Consumers in the U.S. spent approximately $15.4 billion on eyeglasses, contact lenses and other corrective lenses in 1997 according to industry sources.


     Industry sources estimate that in 1998, 480,000 excimer laser correction procedures were performed in the U.S., an increase of 123% from the 215,000 procedures performed in 1997. Industry sources project excimer laser correction procedures will expand to 750,000 procedures in 1999, a 56% increase over 1998 procedures. In November 1998 the VISX excimer laser was approved for the treatment of farsightedness. This recent approval broadens the potential market for excimer laser surgery.


The Cataract Market

     In the U.S., cataract surgery currently is the most common therapeutic surgical procedure performed on Americans age 65 and older. Medicare pays $3.4 billion a year for 1.0 million of the 1.3 million cataract procedures performed annually. There are currently 34 million Americans who are age 65 and older. This segment of the population is growing at an annual rate of 1.2%.

     According to the American Academy of Ophthalmology, individuals between the ages of 52 and 64 have a 50% chance of having a cataract. By age 75, almost everyone has a cataract. Fifty percent of the people between the ages of 75 and 85 with cataracts have lost some vision as a result. According to the National Eye Institute, cataracts account for approximately 42% of all blindness even though an effective surgical treatment is available.

BUSINESS STRATEGY

     Our strategy is to provide eye surgeons cost-effective access to surgical equipment used for excimer laser and cataract procedures.

     Our business strategy includes the following elements:

     - Offering a Flexible Delivery System. Our focus on a flexible delivery system of mobile and fixed locations is unique. Our mobile system incorporates patented technology and provides us with advantages over our competitors. We are able to address growing markets and meet the needs of customers who do not initially and may never have the procedure volume to warrant the fixed investment of purchasing an excimer laser. In addition, our flexible delivery system allows us to provide our customers with options to address changes in demand. For eye surgeons with increased procedure volumes, we provide fixed site lasers. This allows surgeons to continue to take advantage of our support services while avoiding the risks associated with purchasing their own equipment.

     - Increasing Penetration in New and Existing Markets. We intend to increase our market penetration in existing markets and to expand into new markets. We primarily target eye surgeons in smaller or middle sized markets that would not otherwise be able to support the substantial investment required to purchase and maintain a laser. These underserved markets typically have less competition. For any new market, our mobile lasers allow us to enter with lower initial procedure volume because we can spread our investment over multiple locations. It also allows us to enter a new market with less risk because we do not have to make a large fixed investment, and can easily discontinue service to a location if procedure volumes do not increase sufficiently. We provide access to our excimer lasers to eye surgeons or practice groups who intend to perform as few as five procedures. We seek to increase the number of eye surgeons and locations we serve. We continue to expand our geographic coverage by adding mobile and fixed excimer lasers. We anticipate adding six mobile lasers and twelve fixed site lasers in fiscal year 2000.

     - Maximizing the Use of Our Equipment. We attempt to maximize the use of each of our lasers and cataract equipment. For our mobile systems, we try to reduce the size of the geographic region served by each mobile system and to increase the number of eye surgeons and locations served within a region. We also strive to optimize the routing schedules of our equipment. For eye surgeons at both mobile and fixed sites our support services help identify ways to increase case volume. In addition, all of our certified engineers are trained by the laser manufacturer and Laser Vision to service, repair and maintain the laser, which helps us reduce the set-up and down time of our equipment.

     - Providing Value-Added Services to Eye Surgeons. Our value-added support services help surgeons to adopt excimer laser surgical procedures and enhance their practices and procedure growth. These services include training, technical support and equipment, maintenance, marketing, clinical advisory service, patient financing and clinical practice satelliting. For a more complete description of these services see "Value-Added Services" at page 36.


     - Expanding Our Products and Services. Our eye surgeon customers need many types of equipment and services to perform various surgeries. We intend to explore expansion of our equipment and services to help us provide additional value to our current customers as well as attract new ones. We seek to internally develop or acquire these products and services. Our acquisition of MSS and RSR are two recent examples. The RSR acquisition allows us to provide equipment complementary to our existing laser surgery business. The MSS acquisition has allowed us to expand into the cataract market which we did not previously serve.

EXCIMER LASER BUSINESS


     Eye surgeons use the excimer laser to reshape the curvature of the cornea in order to correct nearsightedness, farsightedness and astigmatism. Most of the laser procedures performed by eye surgeons using our equipment also involve a microkeratome. Our excimer laser and microkeratome services are provided through our flexible delivery system including both mobile systems and fixed site locations.


Mobile Systems

     Our mobile laser systems are typically used by eye surgeons who perform fewer than 20 procedures per month. One of our certified laser engineers accompanies each of our mobile excimer lasers. If an eye surgeon uses our microkeratomes, we generally supply two microkeratomes and a second Laser Vision employee, who is trained by the microkeratome manufacturer and us as a surgical technician. Our mobile laser equipment is provided in two ways: the "Roll-On/Roll-Off" and the "MobilExcimer" laser systems.

     Roll-On/Roll-Off Laser System

     The Roll-On/Roll-Off laser system consists of an excimer laser mounted on a motorized air suspension platform. This system allows an excimer laser to be moved upon reaching its destination. We transport the Roll-On/Roll-Off laser system between locations in a specially modified truck. We have patented certain aspects of this transport system. Due to the design of the Roll-On/Roll-Off system, our lasers usually require only minor adjustments and minimal set-up time at each destination. Eye surgeons use our Roll-On/Roll-Off system in their offices and at hospitals and ambulatory surgical centers. As of January 31, 1999, we had 25 Roll-On/Roll-Off systems in operation, all but two of which were located in the U.S.

     MobilExcimer

     The MobilExcimer is a self-contained mobile suite with all the equipment necessary to perform laser procedures. We have patented certain aspects of this system. This system is most appropriate for serving eye surgeons, hospitals and ambulatory surgical centers that cannot accommodate a Roll-On/Roll-Off system. As of January 31, 1999 we had three MobilExcimer systems in operation, two in the U.S. and one in Canada.

Fixed Site Lasers


     Our fixed site lasers are dedicated to single locations where eye surgeons perform at least 75 procedures per month. As of January 31, 1999 we had ten U.S. sites, one Canadian site and four European sites. We own two of these fixed sites and the remainder are owned by third parties. Currently all of our fixed sites are used by more than one surgeon. Some fixed sites exclusively serve single practice groups and others are located in ambulatory surgery centers where they can be used by any qualified eye surgeon. We anticipate that fixed site lasers in the U.S. will make up an increasing percentage of our overall business.

Microkeratomes



     Since the acquisition of RSR in September 1998, we have provided increased microkeratome access for excimer laser procedures. We now own 43 microkeratomes which allows us to offer microkeratome access to both our excimer laser customers and our non-excimer laser customers. Microkeratomes are used in over 90% of the procedures performed with our excimer lasers. In January 1999 we provided 46% of the microkeratomes for these procedures.



Procedure Volume



     Approximately 91% of the procedures performed on our excimer lasers in the U.S. for the nine month period ended January 31, 1999 were LASIK surgeries. During the same period, approximately 8% of those procedures were PRK surgeries. A small number constituting approximately 1% of procedures on our lasers, were phototherapeutic keratectomy procedures, which is a non-refractive procedure used to treat certain disorders such as corneal scars, and in some cases, is an alternative to corneal transplant.



     The table below illustrates the quarterly growth in the number of excimer laser procedures performed by our customers since the fourth quarter of fiscal year 1996.

                  [QUARTERLY PROCEDURE VOLUME WORLDWIDE CHART]

QUARTER ENDED      NUMBER OF EXCIMER LASER PROCEDURES
April 1996                        1,465
July 1996                         1,799
Oct. 1996                         2,272
Jan. 1997                         2,475
April 1997                        3,170
July 1997                         4,846
Oct. 1997                         6,830
Jan. 1998                         7,791
April 1998                        9,941
July 1998                        11,297
Oct. 1998                        12,767
Jan. 1999                        15,939

CATARACT BUSINESS

     We believe that our MSS subsidiary is the world's largest provider of mobile equipment and services necessary to convert a certified surgical center into a cataract surgical suite. One of our certified surgical technicians transports this equipment from one surgery location to the next and prepares the equipment at each stop so that the operating room is ready for cataract surgery. Through this mobile approach, local optometrists are able to refer their patients, the majority of which are elderly, to eye surgeons who offer the convenience of "close to home" sophisticated cataract surgical services. As of January 31, 1999 we operated 23 mobile cataract systems.

VALUE-ADDED SUPPORT SERVICES

     We offer eye surgeons value-added support services that distinguish us from our competitors, enhance our ability to compete for business and enable us to grow with our customers by offering them various service and support arrangements. The following value-added services help our eye surgeon customers to expand their practices thereby increasing the use of our equipment and services:

     - Training. We conduct regular training sessions throughout the U.S. in conjunction with laser and microkeratome manufacturers. These sessions are designed to certify new eye surgeons in the use of excimer lasers and microkeratomes. We also provide ongoing clinical training for all of our engineers and technicians.

     - Technical Support and Equipment Maintenance. As of January 31, 1999 we employed 26 certified laser engineers, 17 microkeratome technicians and 23 cataract equipment technicians. Our laser engineers perform most of our laser maintenance. Having our own certified laser engineers helps ensure rapid response to any repair needs for our excimer lasers.

     - Marketing. We offer a comprehensive marketing program that includes print and broadcast advertising, Internet web pages, direct mail and other media based programs. We assist our customers in directing their marketing efforts. Strategies include direct mailings with information related to excimer laser surgery, collateral and point of purchase materials to reach patients during office visits, and videotape presentations which can be used to educate patients about laser surgery. In addition, we work to form relationships between eye surgeons and optometrists. These optometric networks are valuable in referring patients to eye surgeons who use our equipment and services. We help to form these referral networks by training optometrists, who are then able to provide pre-operative screenings as well as post-surgical follow-up to their patients. We also provide our eye surgeon customers with marketing materials designed to foster these referrals and generate new patients.

     - Clinical Advisory Service. We maintain a Clinical Advisory Board which conducts regular conference calls with our eye surgeon customers. These conference calls are chaired by our clinical advisors, who are eye surgeons with extensive clinical experience. In addition, we conduct clinical advisory meetings at the two major ophthalmic conferences each year. Our clinical advisors also make themselves available to consult with our eye surgeon customers outside of regularly scheduled conference calls and meetings.


     - Patient Financing. We offer our eye surgeon customers a comprehensive patient financing program. Under this program, offered through a third party consumer finance company, our eye surgeon customers may offer their patients the ability to finance their excimer laser surgery. Eye surgeons pay us a one-time fee for each patient who takes advantage of this program. We guarantee the repayment of amounts financed under this program. We intend to expand our patient financing programs with certain proceeds from this offering.


     - Practice Satelliting. We assist eye surgeons with high-volume practices who desire to serve smaller markets through satellite surgical locations. This program allows our eye surgeon customers to leverage their time performing eye surgery.

SALES AND MARKETING

Refractive Surgery

     Our refractive surgery sales force consists of six regional managers, five practice group members and four part-time telemarketing employees. Our telemarketing employees regularly contact eye surgeons throughout the U.S. in order to develop interest in, and demand for, our services. Our regional managers develop sales leads which come from sources such as telemarketing and customer contact through trade shows and professional organizations. After identifying a prospective eye surgeon customer, the regional manager guides the eye surgeon through the contract process. Our practice development group then arranges the necessary training and marketing assistance required by each individual customer. Once an eye surgeon is prepared to initiate surgeries using our services and equipment, our operations department assumes primary responsibility for the ongoing relationship. In response to our anticipated growth, we intend to hire an additional two regional managers and five practice group members.

Cataract Surgery

     Our MSS sales staff focuses on identifying small to medium sized markets which do not have convenient access to the services of a cataract eye surgeon. After identifying such a market, our sales staff will contact the local hospital and local optometrists to develop interest in "close to home" cataract surgery services. When there is sufficient interest, our sales staff brings the hospital and optometrists in contact with an eye surgeon who is willing to provide services to that local market. By bringing these various parties into contact, we increase demand for our mobile cataract services.


Provision of Credit



     We extend credit to our eye surgeon customers with terms of "net 15" from the invoice date. Invoices are generated weekly or monthly based upon contracts signed by the eye surgeon that outlines per procedure pricing. Each eye surgeon is responsible for collecting procedure fees from the patient at the time of surgery. We then invoice the physicians for our fee. Our collection experience with eye surgeons has historically been very good. We have reserved for anticipated uncollectable amounts.



     We also offer a financing program for patients as a value-added service to our eye surgeon customers. This program enables patients to finance the procedure fee through a third-party consumer finance company. Laser Vision guarantees the repayment of credit extended pursuant to this program in exchange for a fee paid by the eye surgeon. Total fees received by Laser Vision for providing the guarantee have historically not been significant and were less than $100,000 in the fiscal year ended April 30, 1998. As of January 31, 1999, the loan portfolio balance for the financing program was $2,295,000. Bad debts have constituted less than 5% of the total amounts financed and management provides an allowance for all anticipated uncollectable amounts.


SUPPLIERS

     The current retail cost of a VISX excimer laser is $525,000. The purchase price includes a one-year warranty on all parts except the optics (mirror and glass components), which carry a 30-day warranty. We are required to pay a royalty fee of $250 to VISX for each procedure performed.

     As of January 31, 1999, we had 43 active excimer lasers worldwide. We currently use VISX lasers only, but we have the flexibility to utilize lasers produced by any of the currently approved manufacturers, depending on the eye surgeon's preference and sales structures or inducements which may be offered by the manufacturer. We currently have an additional five excimer lasers on order from VISX.

     The retail cost of a Bausch & Lomb microkeratome is approximately $55,000. We currently purchase all of our microkeratomes and microkeratome blades from Bausch & Lomb.


SIGNIFICANT CUSTOMERS



     Fees collected from Minnesota Eye Consultants, P.A. constituted 21%, 24% and 3% of our total revenues in fiscal 1998, 1997 and 1996, respectively. These fees were generated at multiple locations from the use of both mobile and fixed site lasers. The loss of this customer would have a material adverse effect on Laser Vision. Minnesota Eye Consultants is an eye surgeon practice group whose president is Richard L. Lindstrom, M.D. Dr. Lindstrom is a member of our board of directors and is our medical director. Minnesota Eye Consultants is also limited partner in a limited liability partnership established by Laser Vision to own and operate one mobile laser in Minnesota.


COMPETITION

Refractive Surgery


     The market for providing access to excimer lasers is highly competitive. We compete with laser centers operated by local operators and eye surgeons who have purchased their own laser. We also compete with several other companies, including at least two manufacturers of laser equipment, in providing access to excimer lasers in the U.S. Other companies are currently in the process of gaining FDA approval for their lasers, and these companies may elect to enter the laser center business. Other non-manufacturing companies which have indicated they intend to operate or already operate laser centers in the U.S. are Clear Vision Laser Centers, Inc., LCA Vision, Inc., NovaMed Eyecare Management, LLC Omega Health Systems, Inc., Physicians Resource Group, Inc., TLC The Laser Center, Inc. and Vision Twenty-One, Inc. Omega Health Systems, Inc. recently announced that it intends to pursue a mobile strategy, and we understand that Nidek is also pursuing a mobile strategy. We will monitor any such efforts closely and will enforce the exclusivity of our patents and other intellectual property. We have filed suit against Nidek and a former employee for misappropriation of our proprietary technology, among other things. For a more detailed description of this suit, see "Business -- Legal Proceedings" at page 43.


     The services and equipment we offer also compete with other forms of treatment for refractive disorders, including eyeglasses, contact lenses, radial keratotomy, corneal rings and other technologies currently under development. We expect that companies may attempt to develop new products directly competitive with our excimer lasers. Other companies could introduce new or enhanced products with features which render our equipment obsolete or less marketable. Our success will depend in large part on our ability to adapt to technological changes and advances in the treatment of refractive vision disorders.

Cataract Surgery

     Our MSS subsidiary competes with several other companies that provide mobile cataract services including Vantage Technology, Inc., Southeastern Instruments, Inc. and American Eye Instruments, Inc. MSS also competes with local hospitals and surgery centers which offer cataract surgery.


     For further discussion regarding potential competition see "Risk Factors -- We face increasing competition and must continually adapt to technological changes and advances in order to succeed" at page 6.


PATENTS AND TRADEMARKS


     LASERVISION(R), LASERVISION CENTERS AND DESIGN(R), LASERVISION CENTERS(R), LASERVISION CENTER(R), LVC(R), LVCI(R), and MOBILEXCIMER(R) are registered U.S. servicemarks of Laser Vision. In addition, we own servicemark registrations in a number of foreign countries. We have also secured patents for the MobilExcimer mounting system, and for certain aspects of our Roll-On/Roll-Off system. Our intellectual property, including servicemarks, patents and other proprietary technology give us a competitive advantage in the marketplace and are important to our success. See "Risk Factors -- Competitors may attempt to use our exclusive intellectual property or proprietary technology which could weaken our competitive advantages" at page 7.


GOVERNMENT REGULATION


     Excimer lasers used in the U.S. are regulated by the FDA and cannot be sold in the U.S. until the FDA grants approval for the device. In the U.S., VISX, Summit, Autonomous and Nidek are the only excimer laser manufacturers with FDA approval to market their lasers. In addition, we have obtained, as a manufacturer, FDA approval of the MobilExcimer. Excimer laser manufacturers that obtain FDA approval for use of their excimer lasers are subject to continuing regulation by the FDA, including periodic inspections to determine compliance with regulations. Although the FDA has not sought to regulate surgeons' use of approved and unmodified excimer lasers, it enforces numerous regulations including regulations prohibiting the sale and promotion of lasers for non-indicated uses.


     While excimer lasers are not approved by the FDA for LASIK, surgeons in the U.S., including those affiliated with us and our competitors, have performed LASIK using their discretion as a practice of medicine matter. The FDA may seek to challenge this practice in the future.

     The following is a more detailed description of certain laws and regulations that affect our operations.

Restrictions on Medical Devices


     In the U.S., the FDA regulates the manufacturing, labeling, distribution and marketing of medical devices, including excimer lasers, microkeratomes and certain equipment we provide for use in cataract surgery. The excimer lasers and other major equipment that we use have been authorized by the FDA for certain uses, as has the MobilExcimer.



     Once FDA approval is obtained, however, medical device manufacturers are subject to continuing FDA obligations. For example, the FDA requires that medical devices be manufactured in accordance with its Quality System Regulations. In essence, this means that medical devices must be manufactured and records must be maintained in a prescribed manner with respect to production, testing and control activities. In addition, the FDA sometimes imposes restrictions and requirements regarding the labeling and promotion of medical devices, with which users (such as Laser Vision) as well as manufacturers must comply. Non-compliance with FDA requirements could subject manufacturers and Laser Vision to enforcement action, including:


     -  product seizures

     -  recalls

     -  withdrawal of approvals

     -  civil and criminal penalties

Any such enforcement action could have a material adverse effect on our business, financial condition and results of operations.


     To authorize new uses of medical devices, manufacturers are required to obtain a supplemental FDA authorization. Obtaining these authorizations is time consuming and expensive, and we cannot be sure that manufacturers of the devices we use will be able to obtain any such additional FDA authorizations. Further, later discovery of problems with the medical devices we use or the manufacture or failure to comply with manufacturing or labeling requirements may result in restrictions on use of the devices or enforcement action against the manufacturers, including withdrawal of devices from the market. Changes in legislation or regulation could affect whether and how we can use the devices. These and other regulatory actions could limit the supply of devices we use or our ability to use them, which could have a material adverse effect on our business, financial condition and results of operations.


Anti-Kickback Statutes

     In the U.S., the federal anti-kickback statute prohibits the knowing and willful solicitation, receipt, offer or payment of any kickback in connection with:

     -  the referral of patients

     - the ordering or purchasing of items or services payable in whole or in part under Medicare, Medicaid or other federal health care programs

     Some courts have interpreted the federal anti-kickback statute broadly to prohibit payments intended to induce the referral of Medicare or Medicaid business, regardless of any other legitimate motives. Sanctions for violations of the anti-kickback statute include:

     -  criminal penalties

     -  civil penalties of up to $50,000 per violation

     -  exclusion from Medicare, Medicaid and other federal programs

     According to the U.S. Office of the Inspector General, eye surgeons and optometrists who engage in agreements to refer business may be violating the anti-kickback statute. Further, violations may occur even with respect to non-Medicare or Medicaid services if the arrangement has an impact on the referral pattern for Medicare or Medicaid services.

     Some states have enacted statutes similar to the federal anti-kickback statute which are applicable to all referrals of patients. Although we have endeavored to structure our contractual relationships in compliance with these laws, authorities could determine that our business practices are in violation of such laws. This could have a material adverse effect on our business, financial condition and results of operations.

Fee-Splitting

     Many states prohibit professionals (including eye surgeons and optometrists) from paying a portion of a professional fee to another individual unless that individual is an employee or partner in the same professional practice. Violation of a state's fee-splitting prohibition may result in civil or criminal fines, as well as loss of licensing privileges. Many states offer no clear guidance on what relationships constitute fee-splitting, particularly in the context of providing management services for doctors. Although we have endeavored to structure our contractual relationships in material compliance with these laws, state authorities could find that fee-splitting prohibitions apply to our business practices. This could have a material adverse effect on our business, financial condition and results of operations.

Corporate Practice of Medicine and Optometry

     The laws of many states prohibit business corporations, such as Laser Vision, from practicing medicine and employing or engaging physicians to practice medicine. Some states prohibit business corporations from practicing optometry or employing or engaging optometrists to practice optometry. Such laws preclude companies that are not owned entirely by eye care professionals from:

     -  employing eye care professionals

     -  controlling clinical decision making

     - engaging in other activities that are deemed to constitute the practice of optometry or ophthalmology

     This prohibition is generally referred to as the prohibition against the corporate practice of medicine or optometry. Violation of this prohibition may result in civil or criminal fines, as well as sanctions imposed against the professional through licensing proceedings. Although we have endeavored to structure our contractual relationships in compliance with these laws, if any aspect of our operations were found to violate state corporate practice of medicine or optometry prohibitions, this could have a material adverse effect on our business, financial condition and results of operations.

Self-Referral Laws

     The U.S. federal self-referral law (the "Stark Law") prohibits physicians (including optometrists) from referring their Medicare or Medicaid patients for certain health services to any provider with which they (or their immediate family members) have a financial relationship. Certain referrals, however, fit within specific exceptions in the statute or regulations. The penalties for violating the Stark Law include:

     -  denial of payment for the health services performed

     - civil fines of up to $15,000 for each service provided pursuant to a prohibited referral

     -  a fine of up to $100,000 for participation in a circumvention scheme

     -  possible exclusion from Medicare and Medicaid programs

     At this time it is unclear how eye doctors are affected under the law. While we believe that our present business practices will not be affected, there can be no assurance that we fully comply with the Stark Law or similar state laws. This could have a material adverse effect on our business, financial condition and results of operations.

Other Anti-Fraud Provisions

     Certain federal and state laws impose penalties on health care providers and those who provide services to such providers (including businesses such as Laser Vision) that fraudulently or wrongfully bill government or other third-party payors for health care services. Such penalties include substantial civil and criminal fines and imprisonment. In addition, the federal law prohibiting false Medicare/Medicaid billings allows a private person to bring a civil action in the name of the U.S. government for violations of its provisions. Such private individuals can obtain a portion of the false claims recovery if the action is successful. We believe that we operate in material compliance with these laws. We do not know whether any of our activities will be challenged or reviewed by governmental authorities or private parties asserting false claims. Any such actions could have a material adverse effect on our business, financial condition and results of operations.

Facility Licensure and Certificate of Need

     State Departments of Health may require us to obtain licenses in the various states in which we initiate or acquire business operations. We believe that we have obtained the necessary licensure in states where licensure is required and that we are not required to obtain licenses in other states. However, some of the regulations governing the need for licensure are unclear and there is little guidance available regarding certain interpretative issues. Therefore, it is possible that a state regulatory authority could determine that we are improperly conducting business operations without a license. This could subject us to significant fines or penalties, result in our being required to cease operations in that state and could otherwise have a material adverse effect on our business, financial condition and results of operations. We have no reason to believe that we will be unable to obtain necessary licenses without unreasonable expense or delay, but there can be no assurance that we will be able to obtain any required license.

     Some states require permission by the State Department of Health in the form of a Certificate of Need ("CON") prior to the construction or modification of an ambulatory care facility or the purchase of certain medical equipment in excess of a certain amount. We believe that we have obtained the necessary CONs in states where a CON is required. However, some of the regulations governing the need for CONs are unclear and there is little guidance to cover certain interpretive issues. Therefore, it is possible that a state regulatory authority could determine that we are improperly conducting business operations without a CON. This could have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that we will be able to acquire a CON in all states where it is required.

Health Care Reform

     Health care reform is considered by many in the U.S. to be a national priority. Several states are also currently considering health care proposals. We cannot predict what additional action, if any, the federal government or any state may ultimately take with respect to health care reform or when any such action will be taken. Health care reform may bring radical changes in the financing and regulation of the health care industry, which could have a material adverse effect on our business, financial condition and results of operations.

EMPLOYEES

     As of January 31, 1999, we had 170 employees. None of our employees is subject to a collective bargaining arrangement. We consider our relations with our employees to be good. As we expand, we expect to hire additional employees in technical, marketing and management positions.

DESCRIPTION OF PROPERTY

     We lease 9,970 square feet of space in St. Louis County, Missouri for our corporate headquarters and will lease an additional 4,500 square feet beginning in April 1999. We also utilize 2,700 square feet of space in St. Louis County, Missouri for our St. Louis LaserVision Center, under a five-year lease.

     MSS occupies 7,000 square feet of office/warehouse space in Bloomington, Minnesota under a lease expiring in July 2001.

     LaserVision Europe Limited, our wholly-owned European subsidiary, leases approximately 3,000 square feet of space on Harley Street in London, England, which houses the Harley Street Laser Vision Centre.

     All other lasers operated by Laser Vision are used in centers owned or leased by other parties. Laser Vision does not have any material lease obligations associated with such centers.

LEGAL PROCEEDINGS


     In March 1998, Laser Vision was served with a subpoena by the U.S. Department of Justice. We understand that the subpoena is part of an industry-wide investigation into the so-called "international card" software that enabled excimer lasers to be used to perform laser eye surgeries for higher nearsightedness (greater than -6.0 diopters) than were initially approved by the FDA. The FDA subsequently approved use of an excimer laser for higher nearsightedness in January 1998. Many eye surgeons have taken the position that FDA restrictions on use of laser equipment through software control, rather than the traditional means of labeling, deny physicians the flexibility to treat individual patients as the physician deems medically necessary, and represent an unwarranted intrusion upon the physicians' right to practice medicine according to their best medical judgment. The subpoena requested several categories of documents, including documents describing the Laser Vision correspondence and agreements with VISX, and documents relating to Laser Vision's use of international cards, which we have provided. We intend to continue to fully cooperate in this matter. As discussed above under "-- Government
Regulation -- Restrictions on Medical Devices," non-compliance with FDA requirements could subject Laser Vision to various enforcement actions. We are unable to assess the effect, if any, of this investigation on our financial condition or results of operations. See "Risk Factors -- We may experience adverse effects from the FDA investigation of the international card."



     On March 12, 1999, we filed suit in U.S. District Court for the Eastern District of Missouri against Nidek, Custom Trailerwerks, Inc. and a former employee of Laser Vision. In this suit, we allege infringements of Laser Vision's patents, breaches of a confidentiality and non-competition agreement, unfair competition, and misappropriation of Laser Vision's trade secrets and confidential information. This suit arises from the defendants' development of a mobile laser system that is substantially similar to the proprietary technology we employ in our Roll-On/Roll-Off system. At this time, all of the defendants have not been served and no answer has been filed in this suit. We are, therefore, unable to currently assess the outcome.


     We are currently involved in other, non-material litigation. Other than as described above, we do not expect that any outstanding or pending legal proceedings, individually or in the aggregate, will have a material adverse effect upon our future results of operations, liquidity or financial condition.

                        DIRECTORS AND EXECUTIVE OFFICERS

     The directors, executive officers and key personnel of Laser Vision, their positions with Laser Vision, and their ages are as follows:

NAME                                        AGE                         POSITION
----                                        ---                         --------
John J. Klobnak(1)(3).....................  48    Chairman of the Board and Chief Executive Officer
Robert W. May(1)..........................  51    Vice-Chairman of the Board, General Counsel and
                                                  Secretary
James C. Wachtman.........................  38    President and Chief Operating Officer
B. Charles Bono III.......................  51    Executive Vice President, Chief Financial Officer and
                                                  Treasurer
James B. Tiffany..........................  42    Vice President of Sales
Thomas L. Eakins..........................  44    President and Chief Executive Officer, MSS
Dr. Henry Simon(3)........................  68    Director
James M. Garvey(1)(2).....................  51    Director
Richard Lindstrom, M.D.(3)................  52    Director
Steven C. Straus(2).......................  42    Director

---------------

(1) Member of the Executive Committee

(2) Member of the Audit Committee

(3) Member of the Compensation Committee

JOHN J. KLOBNAK. Mr. Klobnak has served as Chairman of the Board and Chief Executive Officer of Laser Vision since July 1993. From 1990 to 1993, Mr. Klobnak served as Laser Vision's Chairman, President and Chief Executive Officer. From 1986 to 1990, he served as Chief Operating Officer and subsequently President of MarketVision, a partnership acquired by Laser Vision upon its inception in 1990. Prior to 1986, Mr. Klobnak was engaged in marketing and consulting.

ROBERT W. MAY. Mr. May joined Laser Vision as its Vice-Chairman and General Counsel in September 1993. Prior to joining Laser Vision as a full-time employee, Mr. May served as Corporate Secretary, General Corporate Counsel and a director of Laser Vision. He was engaged in private legal practice in St. Louis, Missouri from 1985 until 1993.

JAMES C. WACHTMAN. Mr. Wachtman joined Laser Vision as Chief Operating Officer of North America operations effective June 1996 and became President in August 1998. From 1983 until he joined Laser Vision, Mr. Wachtman was employed in various positions by McGaw, Inc., a manufacturer of medical disposables. Most recently, he served as Vice President of Operations of CAPS, a hospital pharmacy division of McGaw.

B. CHARLES BONO III. Mr. Bono joined Laser Vision as Executive Vice President, Chief Financial Officer and Treasurer in October 1992. From 1980 to 1992, Mr. Bono was employed by Storz Instrument Company (a global marketer of ophthalmic devices and pharmaceutical products that is now a part of Bausch and Lomb Surgical) serving as Vice President of Finance from 1987 to 1992.

JAMES B. TIFFANY. Mr. Tiffany joined Laser Vision in December 1998 as Vice President of Sales. For the prior thirteen years, Mr. Tiffany held a number of positions with Storz Instrument Company and Bausch and Lomb Surgical. While with Storz, Mr. Tiffany served as Director of Marketing and Vice President of Sales and Marketing. From January 1998, he served as Vice President for Commercial Operations for the U.S., Canada and Latin America for Bausch and Lomb Surgical.

THOMAS L. EAKINS. Mr. Eakins is President and Chief Executive Officer of MSS, which Laser Vision acquired in December 1998. He formerly served in that capacity from 1993 to 1996. He has been involved in the ophthalmic industry since 1976.

DR. HENRY SIMON. Dr. Simon has served as a director of Laser Vision since November 1995. Since 1996, he has served as Chairman of Schroder Venture International Life Sciences Advisers, a venture capital advisory company ("SVILSA"). From 1993 to 1996 he served as Chief Executive Officer and Managing Partner of SVILSA. Dr. Simon has served as Chairman of Mitel, Inc., a manufacturer of telecommunications equipment and Shire Pharmaceutical Group plc, a British company.

JAMES M. GARVEY. Mr. Garvey has served as a director of Laser Vision since November 1995. Mr. Garvey serves as Chief Executive Officer and Managing Partner of Schroder Ventures Life Sciences Advisors, a venture capital advisory company which he joined in May 1995. From 1989 to 1995, Mr. Garvey was Director of Allstate Venture Capital, the $600 million venture capital division of Allstate Corp. after initially directing Allstate Venture Capital's health care investment activity. Mr. Garvey is currently a director of JCN Healthcare, Mednova Ltd., Orthovita, Inc. and has served as director and Chairman of several public and private healthcare companies.

RICHARD L. LINDSTROM, M.D. Dr. Lindstrom has served as a director of Laser Vision since November 1995. Since 1979, Dr. Lindstrom has been engaged in the private practice of ophthalmology and has been the President of Minnesota Eye Associates P.A. (formerly Lindstrom, Samuelson & Hardten Ophthalmology Associates, P.A.) since 1989. In 1989, Dr. Lindstrom founded the Phillips Eye Institute Center for Teaching & Research, a ophthalmic research and surgical skill education facility, and he currently serves as the Center's Medical Director. Dr. Lindstrom has served as an Associate Director of the Minnesota Lions Eye Bank since 1987. From 1980 to 1989, he served as a Professor of Ophthalmology at the

University of Minnesota. Dr. Lindstrom received his M.D., B.A. and B.S. degrees from the University of Minnesota.

STEVEN C. STRAUS. Mr. Straus has served as a director of Laser Vision since January 1996. He currently serves as President and Chief Operating Officer of the Jordan Industries, Inc. Healthcare Products Group. Prior to 1998, Mr. Straus was Senior Vice President of the Ambulatory Surgery Division of Columbia/HCA and was employed in a similar capacity with Medical Care America, Inc. from 1993 until Medical Care America was merged into Columbia/HCA in 1994. From 1986 to 1993, Mr. Straus held various positions with Baxter Healthcare Corporation.

There are no family relationships between any of the directors or executive officers of Laser Vision.

                CERTAIN RELATIONSHIPS OF OFFICERS AND DIRECTORS

     We have entered into a limited partnership agreement with Minnesota Eye Consultants, P.A. for the operation of one of our Roll-On/Roll-Off mobile systems. Dr. Richard Lindstrom, a director and medical director of Laser Vision, is president of Minnesota Eye Consultants. Laser Vision is the general partner and owns 60% of the partnership. Minnesota Eye Consultants, P.A. is a limited partner and owns 40% of the partnership. Laser Vision contributed equipment valued at $650,000 to the partnership and will receive $260,000 from Minnesota Eye Consultants. Laser Vision receives a revenue-based management fee from the partnership. Dr. Lindstrom receives compensation from Laser Vision in his capacity as medical director.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table and notes set forth certain information with respect to the beneficial ownership of Laser Vision's common stock as of January 31, 1999, both before and after giving effect to the sale of shares of common stock in this offering (excluding over allotments, if any) for the following:

     - all those known by Laser Vision to be beneficial owners of more than 5% of Laser Vision's common stock

     -  all of Laser Vision's directors

     -  the selling stockholders

     -  all directors and executive officers of Laser Vision as a group


     The table below sets forth the names of the selling stockholders and the number of shares which may be sold respectively by the selling stockholders pursuant to this prospectus as of the date of this prospectus. "Shares Beneficially Owned" prior to and after the offering include those shares that could be acquired through the possible exercise of outstanding options and warrants granted under the Incentive Stock Option Plan, the Non-Qualified Stock Option Plan and the Non-Qualified Warrant Plan and other unregistered warrants which are presently exercisable.



     Pursuant to the rules of the Commission, shares of common stock which an individual or group has a right to acquire within sixty days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage of ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown on the table.


     The information included below is based upon information provided by the selling stockholders. Because this offering may not result in the sale of all additional shares pursuant to overallotments, no definitive estimate as to the percentage of common shares that will be held by the selling stockholders after this offering can be provided. The table below has been prepared on the assumption that all of the shares offered under this prospectus will be sold to unaffiliated parties. See "Underwriting."


                                                           SHARES BENEFICIALLY OWNED              SHARES BENEFICIALLY OWNED
                                                             PRIOR TO THE OFFERING     SHARES         AFTER THE OFFERING
                                                           -------------------------    BEING    ----------------------------
NAME OF BENEFICIAL OWNER                                    NUMBER        PERCENTAGE   OFFERED      NUMBER        PERCENTAGE
------------------------                                   ---------      ----------   -------   ------------    ------------
John J. Klobnak..........................................    413,832         3.79%      50,000      363,832          2.95%
Robert W. May............................................    199,922         1.84%      50,000      149,922          1.23%
Dr. Henry Simon(1).......................................    884,761         8.29%     250,000      634,761          5.25%
James M. Garvey(1).......................................    884,361         8.29%     250,000      634,361          5.25%
Richard L. Lindstrom, M.D.(2)............................    196,481         1.81%     120,000       76,481          0.63%
Steven C. Straus.........................................     17,474         0.17%      14,000        3,474          0.03%
James C. Wachtman........................................    175,893         1.62%      50,000      125,893          1.03%
B. Charles Bono..........................................    153,863         1.43%      50,000      103,863          0.85%
James B. Tiffany.........................................      1,375         0.01%          --        1,375          0.01%
All officers and directors as a group (9 persons)(3).....  2,061,275        17.70%     584,000    1,477,275         11.56%
Alan F. Gillam...........................................     80,079         0.75%      80,000           79          0.00%
T. Wesley Dunn...........................................     62,862         0.59%      21,000       41,862          0.35%
Frank J. Bono, III.......................................     37,435         0.35%      20,000       17,435          0.14%
Rikki L. Bradley.........................................     22,750         0.21%      10,000       12,750          0.11%
Robert M. Freyman........................................     10,736         0.10%       5,000        5,736          0.05%
Schroder Ventures
International Life Sciences Fund LP1.....................    328,683         3.08%      94,810      233,873          1.94%
Schroder Ventures
International Life Sciences Fund LP2.....................     73,041         0.69%      21,069       51,972          0.43%
Schroder Ventures
International Life Sciences Trust........................    115,694         1.09%      33,372       82,322          0.68%
Schroder Ventures Managers Limited,
as Investment Manager for the Schroder Ventures
International Life Sciences Co-investment Scheme.........      2,602         0.02%         751        1,851          0.02%
Barings (Guernsey) Limited,
as Trustee of the Schroder UK Venture I Extension Fund...     65,000         0.61%      18,750       46,250          0.38%
Schroder UK Venture Fund III Trust.......................    114,207         1.07%      32,944       81,263          0.67%
Schroder UK Venture Fund III LP1.........................    111,640         1.05%      32,203       79,437          0.66%
Schroder UK Venture Fund III LP2.........................     55,820         0.52%      16,101       39,719          0.33%
Vinik Asset Management, L.P., VGH Partners, L.L.C., Vinik
Partners, L.P., Vinik Asset Management, L.L.C., Jeffrey
N. Vinik, Michael S. Gordon and Mark D. Hostetter, 260
Franklin Street, Boston, Massachusetts 02110(4)..........    902,900         8.47%          --      902,900          7.48%
RGC International Investors, LDC(5)......................    642,978         5.69%          --      642,978          5.05%



(1) Beneficial ownership established by virtue of membership on the Board of Directors of Laser Vision as the representative of Schroder Ventures Life Science Advisors, Inc., an affiliate of the holders of 866,687 shares of Laser Vision's common stock. The shares being offered are held by various entities represented by Schroder Ventures Life Science Advisors, Inc.



(2) Includes presently exercisable warrants and options to purchase common stock granted to Dr. Lindstrom by the Board of Directors pursuant to the Non-Qualified Option Plan and Non-Qualified Warrant Plans as a director and medical director to Laser Vision and to acquire an excimer laser from Dr. Lindstrom.



(3) Includes presently exercisable options and warrants to purchase an aggregate of 757,575 shares of common stock granted to four executive officers (two of which are also directors) of Laser Vision. The shares offered by the officers and directors will be the result of their exercise of 284,000 of such options and warrants. An additional 493,625 options and warrants to purchase shares of common stock are owned but are not presently exercisable by these executive officers. Includes presently exercisable options and warrants to purchase an aggregate of 669,000 shares of common stock granted to directors (two of which are also executive officers of Laser Vision). An additional 441,700 options and warrants to purchase shares of common stock are owned but not presently exercisable by these directors or their affiliates.


(4) Vinik Asset Management, L.P. and Vinik Partners, L.P. are Delaware limited partnerships. VGH Partners, L.L.C. and Vinik Asset Management, L.L.C. are Delaware limited liability companies. Jeffrey N. Vinik, Michael S. Gordon and Mark D. Hostetter are U.S. citizens.



(5) RGC International Investors, LDC owns 200,000 vested warrants and 325,000 shares of Series B Convertible Preferred Stock, which could convert within 60 days into 442,978 shares of common stock.



     The following table sets forth the number of exercisable warrants and options held by persons included on the preceding table, the number of warrants and options held by such persons that are not presently exercisable, and the number of warrants and options which each such person will exercise to obtain shares to be included in this offering.



                                                 EXERCISABLE         WARRANTS AND         WARRANTS AND
                                                 WARRANTS AND    OPTIONS NOT PRESENTLY    OPTIONS BEING
NAME OF BENEFICIAL OWNER                           OPTIONS            EXERCISABLE           EXERCISED
------------------------                         ------------    ---------------------    -------------
John J. Klobnak..............................      248,250              150,000
Robert W. May................................      197,450               95,000               50,000
Dr. Henry Simon..............................       17,074               32,926
James M. Garvey..............................       17,074               32,926
Dr. Richard L. Lindstrom.....................      177,074               92,926              120,000
Steven C. Straus.............................       17,074               32,926               14,000
James C. Wachtman............................      173,000              115,000               50,000
B. Charles Bono..............................      137,500               95,000               50,000
James B. Tiffany.............................        1,375               38,625
All officers and directors as a group (9
  persons)...................................      985,871              685,329              284,000
Alan F. Gillam...............................       80,000                                    80,000
T. Wesley Dunn...............................       62,500               22,500               21,000
Frank J. Bono, III...........................       36,750                7,500               20,000
Rikki L. Bradley.............................       22,750               25,000               10,000
Robert M. Freyman............................       10,250                8,750                5,000
                                                                                             -------
                                                                                             420,000
                                                                                             =======


     As required by the Securities and Exchange Commission rules under Section 16 of the Securities and Exchange Act of 1934, Laser Vision notes that during the fiscal year ended April 30, 1998 and subsequent interim periods, all reports regarding transactions in Laser Vision's common stock were timely filed.

                           DESCRIPTION OF SECURITIES


     The Shares offered hereby are shares of common stock of Laser Vision. Dividends may be paid on the common stock of Laser Vision at the discretion of the Board of Directors, but no dividend or distribution may be made to holders of common stock other than a dividend payable in common stock of Laser Vision until all accrued dividends on preferred stock of Laser Vision have been paid. We have never declared or paid any cash dividends. We anticipate that for the foreseeable future we will follow a policy of not declaring dividends and instead retaining earnings, if any, for use in our business. The common stock has exclusive voting power except as required by law and except to the extent that voting rights are granted in connection with the issue of preferred stock. There are no preemptive rights in conjunction with ownership of the common stock of Laser Vision.


     Laser Vision's Amended Certificate of Incorporation contains an anti-takeover provision which makes it a less attractive target for an acquisition of control by an outsider who does not have the support of Laser Vision's Board of Directors. This provision requires an affirmative vote of 80% of all outstanding shares to approve certain business combinations involving entities owning beneficially at least 10% of Laser Vision's shares. It also requires that such business combinations be approved by a majority of the outstanding shares, excluding any shares owned beneficially by entities seeking to participate in such business combinations.

     Laser Vision's Amended Certificate of Incorporation authorizes the issuance of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of Laser Vision's common stock, thus making it difficult for a third party to obtain voting control of Laser Vision. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of Laser Vision.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the offering, there will be 12,017,134 shares of common stock outstanding (assuming no exercise of the underwriters' over-allotment option or any outstanding warrants, options or convertible preferred stock, except for exercises of warrants and options by selling stockholders resulting in the issuance of shares sold in this offering). Of these 12,017,134 shares of common stock, 11,229,706 shares (including the 1,720,000 shares sold in this offering), will be freely tradable without restriction or further registration under the Securities Act, except that (i) 772,644 of such shares are subject to 90 day lock-up agreements ("Lock Up Agreements") with the representatives of the underwriters and will be available to be sold 90 days after the date of this prospectus, and (ii) any of such shares purchased or owned by "affiliates" of Laser Vision Centers, Inc., as that term is defined in "Rule 144" under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below. All of the 772,644 shares of common stock (the "Restricted Stock") are deemed "restricted securities" under Rule 144.

     Laser Vision and certain of its stockholders who will hold 772,644 shares of common stock in the aggregate immediately following the closing of the offering have agreed that, without the prior consent of A.G. Edwards & Sons, Inc., on behalf of the underwriters, they will not, during the period ending 90 days after the date of this prospectus offer, sell, assign, transfer, encumber, pledge, contract to sell, grant an option to purchase or otherwise dispose of, other than by operation of law, shares of common stock owned or deemed to be beneficially owned by them, except, in certain instances, shares of common stock that are not "restricted securities" and are otherwise freely tradable by them. A.G. Edwards & Sons, Inc. may release Laser Vision or the stockholders from these restrictions, in whole or in part, at any time in its sole discretion.

     In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a stockholder, including an affiliate, who has beneficially owned restricted securities for at least one year from the later of the date such securities were acquired from Laser Vision, or (if applicable) the date they were acquired from an affiliate, is entitled to sell, within any three month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares of common stock (approximately 120,170 shares after the offering) or the average weekly trading volume in the common stock during the four calendar weeks proceeding the date on which notice of such sale was filed under Rule 144, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from Laser Vision, or (if applicable) the date they were acquired from an affiliate of Laser Vision, a stockholder who is not an affiliate of Laser Vision at the time of sale and has not been an affiliate for at least three months prior to the sale is entitled to sell the shares immediately without compliance with the foregoing requirements under Rule 144.

     Laser Vision has filed registration statements on Form S-8 under the Securities Act to register 2,950,000 shares common stock issuable under its Incentive Stock Option Plan, Non-Qualified Stock Option Plan and Non-Qualified Warrant Plan. The resale of shares issued upon the exercise of stock options or warrants or other rights thereunder will be restricted and subject to Rule 144 limitations applicable to affiliates of Laser Vision and to the Lock Up Agreements noted above, if applicable.

     No prediction can be made as to the effect, if any, that market sales of shares of common stock, or the availability of shares for sale, will have on the market price of the common stock prevailing from time to time. Nevertheless, sales of significant numbers of shares of common stock in the public market could adversely affect the market price of the common stock and could impair Laser Vision's future ability to raise capital through an offering of its equity securities.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement among Laser Vision, the selling stockholders and the representatives on behalf of the underwriters, the underwriters have agreed severally to purchase from Laser Vision and the selling stockholders the following respective number of shares of common stock at the offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus.

                                                                NUMBER OF
UNDERWRITER                                                      SHARES
-----------                                                     ---------
A.G. Edwards & Sons, Inc....................................
Prudential Securities Incorporated..........................

                                                                 -------
  Total.....................................................
                                                                 =======

     The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will purchase all such shares of the common stock if any of such shares are purchased. The underwriters are obligated to take and pay for all of the shares of common stock offered hereby (other than those covered by the over-allotment option described below) if any are taken.

     The representatives of the underwriters have advised Laser Vision and the selling shareholders that they propose to offer such shares of common stock to the public at the offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in excess of
$          per share. The underwriters may allow, and such dealers may re-allow,
a concession not in excess of $          per share to certain other dealers.
After the offering, the offering price and other selling terms may be changed by the underwriters.

     Pursuant to the underwriting agreement, Laser Vision has granted to the underwriters an option, exercisable for thirty (30) days after the date of this prospectus, to purchase up to 258,000 additional shares of common stock at the offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus, solely to cover over-allotments.

     To the extent that the underwriters exercise such option, the underwriters will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth to such Underwriter's name in the preceding table bears to the total number of shares in such table, and Laser Vision will be obligated, pursuant to the option, to sell such shares to the underwriters.

     Laser Vision and each of its directors and executive officers, the related interests of such directors and executive officers and the selling stockholders have agreed not to sell or otherwise dispose of any shares of common stock for a period of ninety days after the date of this prospectus without the prior written consent of A.G. Edwards & Sons, Inc. A.G. Edwards may, in its sole discretion, allow any of such parties to dispose of common stock or other securities prior to the expiration of such 90-day period. There are, however, no agreements between A.G. Edwards and such parties that would allow them to do so as of the date of this prospectus. See "Risk Factors -- Future sales of large amounts of unrestricted common stock could depress our share value."


     The following table summarizes the discounts and commissions to be paid to the underwriters by Laser Vision and the selling stockholders in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                        PAID BY                 PAID BY
                                                      LASER VISION        SELLING STOCKHOLDERS
                                                  --------------------    --------------------
                                                     NO         FULL         NO         FULL
                                                  EXERCISE    EXERCISE    EXERCISE    EXERCISE
                                                  --------    --------    --------    --------
Per share.....................................    $           $           $           $
Total.........................................


     Laser Vision expects to incur expenses of approximately $315,000 in connection with this offering.


     Laser Vision and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

     Until the distribution of the common stock is completed, rules of the Commission may limit the ability of the underwriters and certain selling group members to bid for and purchase the common stock. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize, maintain or otherwise affect the price of the common stock.

     If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell a greater aggregate number of shares of common stock than is set forth on the cover page of this prospectus, the underwriters may reduce the short position by purchasing shares of common stock in the open market. This is known as a "syndicate covering transaction." The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     The underwriters may also impose a penalty bid on certain selling group members. This means that if the underwriters purchase common stock in the open market to reduce the selling group members' short position or to stabilize the price of the common stock, it may reclaim the amount of the selling concession from the selling group members who sold those shares of common stock as part of the offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

     Neither Laser Vision nor the representatives make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither Laser Vision nor the representatives make any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby and certain other legal matters will be passed upon for Laser Vision by Dankenbring Greiman Osterholt & Hoffmann, P.C., St. Louis, Missouri. Certain legal matters in connection with this offering will be passed upon for the underwriters by Bryan Cave LLP, St. Louis, Missouri.

                                    EXPERTS


     The consolidated financial statements of the Company as of April 30, 1998 and 1997 and for each of the three years in the period ended April 30, 1998 included in this prospectus and the consolidated financial statements of the Company as of April 30, 1998 and 1997 and for each of the three years in the period ended April 30, 1998 incorporated by reference to the Annual Report on Form 10-K of Laser Vision Centers, Inc. and the audited financial statements of Midwest Surgical Services, Inc. for the two years ended April 30, 1998 and the audited financial statements of Refractive Surgical Resources, Inc. for the year ended April 30, 1998 included in Laser Vision Centers, Inc. Form 8-K/A dated February 12, 1999 and April 5, 1999 have been so included or incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                           FORWARD LOOKING STATEMENTS

     This prospectus contains forward looking statements which involve risks and uncertainties. Such forward looking statements include:

     -  our belief that the market for excimer laser correction is growing

     - our belief that the recent FDA approval of the sale of excimer lasers for the treatment of hyperopia will increase the market for excimer laser correction

     -  our strategy to (i) expand the use of our mobile excimer laser systems
        (ii) expand our market share through purchasing additional excimer lasers and setting up new fixed site lasers across the U.S., (iii) utilize target marketing among "baby boomers" and other population groups, and (iv) expand the scope of our vision correcting services, such as cataract services, through acquisitions of related businesses and by providing development opportunities to eye surgeon practices and community hospitals

     - our belief that expected economies of scale and geographic coverage of our network of affiliated doctors will improve our competitive position to obtain managed care contracts

     - our belief that we will be able to conform our operations in all material respects to applicable health care laws and obtain required licenses and certificates of need

     - other statements preceded by, followed by or that include the words "believes," "expects," "intends," "anticipates," "potential" and other similar expressions

     We claim the protection of the safe harbor for forward looking statements contained in the Private Securities Litigation Reform Act of 1995 for the foregoing statements. The following important factors, in addition to those discussed elsewhere in this prospectus, could affect our future results and could cause those results to differ materially from those expressed in the forward looking statements:

     - our limited operating history, prior losses from operations and the uncertainty of future profits

     -  the uncertainty of market acceptance of excimer laser correction

     -  obsolescence of equipment

     -  price decreases of lasers

     -  our dependence on affiliated doctors

     - competition in providing excimer laser correction, secondary care and managed care

     -  quarterly fluctuations in our operating results

     -  potential side effects and long-term results of excimer laser correction

     -  potential malpractice liability and the availability of insurance

     -  our ability to manage growth

     -  our inability to execute our acquisition strategy

     - the risk of continued reduction of reimbursement rates for secondary care

     - risks associated with compliance with applicable federal and state laws concerning health care and related matters

     -  risks associated with technological changes

     -  dependence on key personnel

     -  risks associated with intellectual property and propriety technology

     -  other risks described in "Risk Factors"

                      WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other information with the Commission. We have filed with the Commission a registration statement on Form S-3 under the Securities Act to register the offering of the shares of common stock offered hereby. This prospectus constitutes a part of the registration statement. Prospective investors may read and copy the registration statement and its exhibits and schedules without charge at the Public Reference Room maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Prospective investors may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. In addition, we are required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system. The Commission maintains a World Wide Web Site at http:www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                     INFORMATION INCORPORATED BY REFERENCE


     The Commission allows us to "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered part of this prospectus, and information that we file later with the Commission will automatically update and supersede the information in this prospectus. The following documents, previously filed by Laser Vision with the Commission pursuant to the Exchange Act, are hereby incorporated by reference:


(1) Laser Vision's Annual Report on Form 10-K for the year ended April 30, 1998.

(2) Laser Vision's Quarterly Reports on Form 10-Q and 10-Q/A for the quarters ended January 31, 1999, October 31, 1998 and July 31, 1998.

(3) Laser Vision's Current Report on Form 8-K/A filed with the Commission on February 12, 1999.


(4) Laser Vision's Current Report on Form 8-K/A filed with the Commission on April 5, 1999.



(5) Laser Vision's Current Report on Form 8-K filed with the Commission on December 22, 1998.



(6) The description of Laser Vision's common stock contained in its registration statement on Form 8-A filed with the Commission on November 5, 1993.



     All reports and other documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus and shall be a part hereof from the date of filing of such reports and documents.



     Laser Vision will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon such person's written or oral request that includes the address (including title or department) and telephone number to which such information is to be directed, a copy of any and all information incorporated by reference in this prospectus (other than exhibits to the information that is incorporated by reference, unless such exhibits are specifically incorporated by reference herein). You can request such documents by writing or calling us at 540 Maryville Centre Drive, Suite 200, St. Louis, Missouri 63141, telephone (314) 434-6900, Attention:
Robert W. May.

                         INDEX TO FINANCIAL INFORMATION


                                                                PAGE
                                                                ----
Consolidated Financial Statements:
  Report of Independent Accountants.........................     F-2
  Consolidated Balance Sheet................................     F-3
  Consolidated Statement of Operations......................     F-5
  Consolidated Statement of Changes in Stockholders'
     Equity.................................................     F-6
  Consolidated Statement of Cash Flow.......................     F-7
  Notes to Consolidated Financial Statements................     F-9
Unaudited Pro Forma Combined Statements of Operations.......    F-24

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Laser Vision Centers, Inc.

     In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Laser Vision Centers, Inc. and its subsidiaries at April 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

St. Louis, Missouri

June 12, 1998, except as to Note 17,
which is as of January 1, 1999

                  LASER VISION CENTERS, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                                    APRIL 30, 1997    APRIL 30, 1998    JANUARY 31, 1999
                                                    --------------    --------------    ----------------
                                                                                         (UNAUDITED)
CURRENT ASSETS
  Cash and cash equivalents.....................     $ 3,794,000       $ 8,430,000        $ 8,272,000
  Restricted cash...............................         461,000           471,000            545,000
  Accounts receivable, net......................       1,719,000         3,503,000          8,186,000
  Inventory.....................................         538,000         1,185,000          2,142,000
  Prepaid expenses and other current assets.....         377,000           686,000          1,849,000
  Deferred tax asset............................              --                --            944,000
                                                     -----------       -----------        -----------
       Total current assets.....................       6,889,000        14,275,000         21,938,000
EQUIPMENT
  Laser equipment...............................      12,617,000        16,485,000         20,360,000
  Medical equipment.............................         750,000           713,000          2,530,000
  Mobile equipment..............................       1,599,000         3,498,000          6,978,000
  Furniture and fixtures........................       1,316,000         1,374,000          1,664,000
  Accumulated depreciation......................      (3,799,000)       (7,879,000)       (11,710,000)
                                                     -----------       -----------        -----------
       Total equipment, net.....................      12,483,000        14,191,000         19,822,000
OTHER ASSETS
  Restricted cash...............................       1,239,000           974,000            804,000
  Goodwill, net.................................         836,000           678,000          6,548,000
  Tradename and service mark costs, net.........         136,000           113,000             98,000
  Deferred contract rights......................       1,238,000                --                 --
  Future services obtained for issuance of
     warrants and options, net..................              --           539,000            510,000
  Rent deposits and other, net..................          49,000            59,000            175,000
                                                     -----------       -----------        -----------
       Total other assets.......................       3,498,000         2,363,000          8,135,000
                                                     -----------       -----------        -----------
       Total assets.............................     $22,870,000       $30,829,000        $49,895,000
                                                     ===========       ===========        ===========

                 See notes to consolidated financial statements

                  LASER VISION CENTERS, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET


                                                    APRIL 30, 1997    APRIL 30, 1998    JANUARY 31, 1999
                                                    --------------    --------------    ----------------
                                                                                         (UNAUDITED)
CURRENT LIABILITIES
  Current portion of notes payable..............     $ 1,003,000       $ 2,365,000        $ 5,373,000
  Current portion of capitalized lease
     obligations................................         690,000           672,000          1,443,000
  Line of credit................................              --                --            268,000
  Accounts payable..............................       2,078,000         2,667,000          5,770,000
  Accrued compensation..........................         616,000           981,000          1,397,000
  Other accrued liabilities.....................         848,000         2,036,000          1,909,000
                                                     -----------       -----------        -----------
       Total current liabilities................       5,235,000         8,721,000         16,160,000
NON-CURRENT LIABILITIES
  Notes payable.................................       4,544,000         5,907,000          6,278,000
  Capitalized lease obligations.................       1,589,000           678,000          2,303,000
  Deferred revenue..............................         134,000            30,000                 --
                                                     -----------       -----------        -----------
       Total non-current liabilities............       6,267,000         6,615,000          8,581,000
MINORITY INTEREST...............................              --                --            282,000
COMMITMENTS AND CONTINGENCIES
CONTINGENT EQUITY, COMMON STOCK AND STOCK
  OPTIONS ISSUED FOR CONTRACT RIGHTS (NOTE 4)...       1,092,000                --                 --
STOCKHOLDERS' EQUITY
  Preferred stock -- 6,000 shares of Series B
     Convertible issued at $1,000 par value,
     3,250 shares outstanding (includes
     preferred dividends).......................              --         3,390,000          3,512,000
  Common stock, par value of $.01 per share,
     50,000,000 shares authorized; 8,817,057,
     9,687,323 and 10,568,694 shares issued and
     outstanding, respectively..................          88,000            97,000            106,000
  Warrants and options..........................          36,000         1,378,000          1,387,000
  Paid-in capital...............................      38,663,000        42,635,000         48,322,000
  Accumulated deficit...........................     (28,511,000)      (32,007,000)       (28,455,000)
                                                     -----------       -----------        -----------
       Total stockholders' equity...............      10,276,000        15,493,000         24,872,000
                                                     -----------       -----------        -----------
       Total liabilities, contingent equity and
          stockholders' equity..................     $22,870,000       $30,829,000        $49,895,000
                                                     ===========       ===========        ===========


                 See notes to consolidated financial statements

                  LASER VISION CENTERS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                                                   NINE MONTHS
                                       FISCAL YEARS ENDED APRIL 30,             ENDED JANUARY 31,
                                 ----------------------------------------   -------------------------
                                    1996           1997          1998          1998          1999
                                 -----------   ------------   -----------   -----------   -----------
                                                                            (UNAUDITED)   (UNAUDITED)
Revenue........................  $ 3,918,000   $  8,238,000   $23,469,000   $15,666,000   $33,574,000
Cost of revenue
  Royalty fees and professional
     medical services..........      360,000      1,985,000     8,030,000     5,389,000    11,416,000
  Depreciation and
     amortization..............    1,973,000      3,472,000     4,435,000     3,224,000     3,885,000
  Other costs..................    1,907,000      2,133,000     4,285,000     3,119,000     7,045,000
                                 -----------   ------------   -----------   -----------   -----------
       Gross profit (loss).....     (322,000)       648,000     6,719,000     3,934,000    11,228,000
Selling, general and
  administrative expense.......    5,831,000      9,719,000     9,592,000     7,078,000     7,927,000
Fixed asset impairment
  provision (Note 6)...........    3,063,000      2,772,000            --            --            --
                                 -----------   ------------   -----------   -----------   -----------
       Income (loss) from
          operations...........   (9,216,000)   (11,843,000)   (2,873,000)   (3,144,000)    3,301,000
Other income (expense)
  Minority interest in net
     (income) loss of
     subsidiary................      192,000        103,000                                   (22,000)
  Interest and other income....      437,000        268,000       377,000       257,000       306,000
  Interest and other expense...     (216,000)      (597,000)   (1,000,000)     (736,000)     (835,000)
                                 -----------   ------------   -----------   -----------   -----------
       Net income (loss) before
          taxes................   (8,803,000)   (12,069,000)   (3,496,000)   (3,623,000)    2,750,000
Income tax benefit.............           --             --            --            --       802,000
                                 -----------   ------------   -----------   -----------   -----------
       Net income (loss).......   (8,803,000)   (12,069,000)   (3,496,000)   (3,623,000)    3,552,000
Preferred dividends............     (439,000)      (126,000)     (198,000)     (155,000)     (122,000)
                                 -----------   ------------   -----------   -----------   -----------
Net income (loss) applicable to
  common stockholders..........  $(9,242,000)  $(12,195,000)  $(3,694,000)  $(3,778,000)  $ 3,430,000
                                 ===========   ============   ===========   ===========   ===========
       Net income (loss) per
          share -- basic.......  $     (1.75)  $      (1.45)  $      (.40)  $     (0.42)  $      0.34
                                 ===========   ============   ===========   ===========   ===========
       Net income (loss) per
          share -- diluted.....  $     (1.75)  $      (1.45)  $      (.40)  $     (0.42)  $      0.31
                                 ===========   ============   ===========   ===========   ===========
Weighted average number of
  common shares outstanding --
  basic........................    5,278,000      8,421,000     9,178,000     9,055,000     9,987,000
Weighted average number of
  common shares outstanding --
  diluted......................    5,278,000      8,421,000     9,178,000     9,055,000    11,574,000

                 See notes to consolidated financial statements

                  LASER VISION CENTERS, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                     COMMON STOCK                                                       TOTAL
                                    PREFERRED    ---------------------     PAID-IN     ACCUMULATED     WARRANTS     STOCKHOLDERS'
                                      STOCK        SHARES      AMOUNT      CAPITAL       DEFICIT      AND OPTIONS      EQUITY
                                   -----------   ----------   --------   -----------   ------------   -----------   -------------
Balance at April 30, 1995........           --    4,452,555   $ 45,000   $13,943,000   $(7,639,000)           --    $  6,349,000
Exercise of incentive and
 non-qualified options...........           --      100,210      1,000       468,000            --            --         469,000
Exercise of C, D, non-qualified,
 underwriter and other
 warrants........................           --      363,294      3,000     2,137,000            --            --       2,140,000
Exercise of Class B and F
 warrants........................           --    1,159,690     12,000     6,910,000            --            --       6,922,000
Issuance of common stock in
 private offering................           --      242,218      2,000     1,143,000            --            --       1,145,000
Issuance of common stock in
 conjunction with acquisitions
 (Note 5)........................           --       98,026      1,000       911,000            --            --         912,000
Costs associated with issuance of
 convertible preferred stock with
 mandatory redemption
 provision.......................           --           --         --    (1,242,000)           --            --      (1,242,000)
Dividends accrued on convertible
 preferred stock with mandatory
 redemption in 2005 (Note 10)....           --           --         --      (439,000)           --            --        (439,000)
Net loss for the year ended
 April 30, 1996..................           --           --         --            --    (8,803,000)           --      (8,803,000)
                                   -----------   ----------   --------   -----------   ------------   ----------    ------------
Balance at April 30, 1996........           --    6,415,993     64,000    23,831,000   (16,442,000)           --       7,453,000
Issuance of restricted shares of
 common stock....................           --       20,609         --       160,000            --            --         160,000
Exercise of incentive and
 non-qualified options...........           --       28,790         --       147,000            --            --         147,000
Dividends accrued on convertible
 preferred stock with mandatory
 redemption in 2005 (Note 10)....           --           --         --      (126,000)           --            --        (126,000)
Conversion of preferred stock
 with mandatory redemption in
 2005 (Note 10)..................           --    2,349,991     24,000    14,641,000            --            --      14,665,000
Warrants and options issued (Note
 15).............................           --           --         --            --            --    $   36,000          36,000
Shares issued to 401(k) plan for
 employees.......................           --        1,674         --        10,000            --            --          10,000
Net loss for the year ended
 April 30, 1997..................           --           --         --            --   (12,069,000)           --     (12,069,000)
                                   -----------   ----------   --------   -----------   ------------   ----------    ------------
Balance at April 30, 1997........           --    8,817,057     88,000    38,663,000   (28,511,000)       36,000      10,276,000
Issuance of preferred stock (Note
 10).............................  $ 6,000,000           --         --      (875,000)           --       362,000       5,487,000
Exercise of incentive and
 non-qualified options and
 warrants........................           --      410,123      4,000     2,178,000            --            --       2,182,000
Dividends accrued on convertible
 preferred stock (Note 10).......      198,000           --         --      (198,000)           --            --              --
Conversion of preferred stock....   (2,808,000)     452,146      5,000     2,803,000            --            --              --
Warrants and options issued (Note
 15).............................           --           --         --            --            --       980,000         980,000
Shares issued to 401(k) plan for
 employees.......................           --        7,997         --        64,000            --            --          64,000
Net loss for the year ended April
 30, 1998........................           --           --         --            --    (3,496,000)           --      (3,496,000)
                                   -----------   ----------   --------   -----------   ------------   ----------    ------------
Balance at April 30, 1998........    3,390,000    9,687,323     97,000    42,635,000   (32,007,000)    1,378,000      15,493,000
Exercise of warrants and options
 (unaudited).....................           --      874,583      9,000     5,717,000            --      (148,000)      5,578,000
Dividends accrued on convertible
 preferred stock (unaudited).....      122,000           --         --      (122,000)           --            --              --
Warrants and options issued
 (unaudited).....................           --           --         --            --            --       157,000         157,000
Shares issuable to 401(k) plan
 for employees (unaudited).......           --        6,788         --        92,000            --            --          92,000
Net income for the nine month
 period ended January 31, 1999
 (unaudited).....................           --           --         --            --     3,552,000            --       3,552,000
                                   -----------   ----------   --------   -----------   ------------   ----------    ------------
Balance at January 31, 1999
 (unaudited).....................  $ 3,512,000   10,568,694   $106,000   $48,322,000   $(28,455,000)  $1,387,000    $ 24,872,000
                                   ===========   ==========   ========   ===========   ============   ==========    ============

                 See notes to consolidated financial statements

                  LASER VISION CENTERS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOW


                                                                                                    NINE MONTHS
                                                      FISCAL YEARS ENDED APRIL 30,               ENDED JANUARY 31,
                                               ------------------------------------------    --------------------------
                                                  1996            1997           1998           1998           1999
                                               -----------    ------------    -----------    -----------    -----------
                                                                                             (UNAUDITED)    (UNAUDITED)
CASH FLOWS -- OPERATING ACTIVITIES
Net income (loss)............................  $(8,803,000)   $(12,069,000)   $(3,496,000)   $(3,623,000)   $ 3,552,000
Adjustments to reconcile net loss to net cash
  used in operating activities:
  Depreciation and amortization..............    2,203,000       3,910,000      4,925,000     3,600,000       4,335,000
  Fixed asset impairment.....................    3,063,000       2,772,000             --            --              --
  Deferred income taxes......................           --              --             --            --        (944,000)
  Imputed interest...........................       74,000              --             --            --              --
  Compensation paid in common stock, options
    or warrants..............................           --          46,000        326,000       249,000         311,000
  Minority interest in net income (loss) of
    subsidiary...............................     (192,000)       (103,000)            --            --          22,000
Changes in assets and liabilities, net of
  effect of acquisitions:
  Decrease (increase) in accounts
    receivable...............................       23,000        (914,000)    (1,784,000)   (1,650,000)     (3,343,000)
  Increase in inventory......................      (87,000)       (378,000)      (647,000)     (434,000)       (265,000)
  Increase in prepaid expenses and other
    current assets...........................     (232,000)        (54,000)      (146,000)     (235,000)       (710,000)
  Increase in accounts payable...............      380,000       1,581,000        590,000       570,000       2,465,000
  Increase (decrease) in accrued
    liabilities..............................      746,000        (479,000)     1,257,000       494,000      (1,089,000)
                                               -----------    ------------    -----------    -----------    -----------
Net cash provided by (used in) operating
  activities.................................   (2,825,000)     (5,688,000)     1,025,000    (1,029,000)      4,334,000
CASH FLOWS -- INVESTING ACTIVITIES
Equipment acquisitions and deposits..........   (7,678,000)     (4,586,000)    (4,132,000)   (2,960,000)     (3,905,000)
Business acquisitions and other..............     (223,000)        (93,000)       (13,000)      (18,000)     (3,246,000)
                                               -----------    ------------    -----------    -----------    -----------
Net cash used in investing activities........   (7,901,000)     (4,679,000)    (4,145,000)   (2,978,000)     (7,151,000)
CASH FLOWS -- FINANCING ACTIVITIES
Proceeds from exercise of stock options and
  warrants...................................    9,531,000         107,000      2,182,000     1,319,000       5,578,000
Proceeds from private offering, preferred....           --              --      6,000,000     6,000,000              --
Private placement offering costs,
  preferred..................................           --              --       (513,000)     (513,000)             --
Return (deposit) of restricted cash..........           --         (50,000)       255,000       126,000          96,000
Proceeds from private offering, redeemable
  preferred..................................   14,100,000              --             --            --              --
Private placement offering costs, redeemable
  preferred..................................   (1,117,000)             --             --            --              --
Proceeds from private offerings, common......    1,220,000              --             --            --              --
Private placement offering costs, common.....      (75,000)             --             --            --              --
Principal payments under capitalized lease
  obligations, notes payable and line of
  credit.....................................   (2,387,000)     (2,716,000)    (2,031,000)   (1,379,000)     (3,015,000)
Proceeds from loan financings................           --       4,148,000      1,863,000     1,863,000              --
                                               -----------    ------------    -----------    -----------    -----------
Net cash provided by financing activities....   21,272,000       1,489,000      7,756,000     7,416,000       2,659,000
                                               -----------    ------------    -----------    -----------    -----------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS................................   10,546,000      (8,878,000)     4,636,000     3,409,000        (158,000)
Cash and cash equivalents at beginning of
  period.....................................    2,126,000      12,672,000      3,794,000     3,794,000       8,430,000
                                               -----------    ------------    -----------    -----------    -----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD...  $12,672,000    $  3,794,000    $ 8,430,000    $7,203,000     $ 8,272,000
                                               ===========    ============    ===========    ===========    ===========

                  LASER VISION CENTERS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOW

                                                                                                    NINE MONTHS
                                                     FISCAL YEARS ENDED APRIL 30,                ENDED JANUARY 31,
                                              -------------------------------------------    --------------------------
                                                  1996            1997           1998           1998           1999
                                              ------------    ------------    -----------    -----------    -----------
                                                                                             (UNAUDITED)    (UNAUDITED)
NON-CASH INVESTING AND FINANCING
  Conversion of preferred stock, accrual of
    preferred dividends, and value assigned
    to warrants.............................            --    $ 14,665,000    $ 2,571,000    $1,596,000     $   122,000
  Restricted cash upon issuance of capital
    leases..................................            --       1,650,000             --            --              --
Management Services Agreements:
    Stock and stock options (returned)
      issued for contract rights............            --       1,092,000     (1,092,000)           --              --
    Contract rights surrendered.............            --              --      1,044,000            --              --
    Equipment returned......................            --              --        233,000            --              --
    Lease obligation transferred............            --              --        215,000            --              --
    Warrants and options issued for
      equipment purchase and future
      services..............................            --              --        718,000            --              --
  Sale of assets to limited liability
    partnership.............................            --              --             --            --         260,000
  Notes payable issued to acquire RSR and
    MSS.....................................            --              --             --            --       3,141,000
  Adjustment of value of common stock and
    stock options issued for contract
    rights..................................            --              --             --       218,000          96,000
  Capital lease obligations and notes
    payable related to laser and equipment
    purchases...............................  $  2,611,000       1,045,000      2,177,000       925,000       2,466,000
  Accrued dividends and offering costs,
    private placement redeemable
    preferred...............................       564,000         126,000             --            --              --
Acquisitions--Fair value of assets
  acquired..................................     1,676,000              --             --            --      12,536,000
  Liabilities assumed, including notes
    payable.................................       595,000              --             --            --       9,268,000
  Common stock issued.......................       912,000         130,000             --            --              --
  Cash paid.................................       169,000         193,000             --            --       3,268,000
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION:
  Cash paid during the period for
    interest................................  $    127,000    $    587,000    $ 1,010,000    $  725,000     $   835,000

                 See notes to consolidated financial statements

                  LASER VISION CENTERS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  NATURE OF ORGANIZATION

     Laser Vision Centers, Inc. (the Company) provides access to excimer lasers and related services for the treatment of refractive vision disorders and at April 30, 1998 owned 40 excimer lasers which are available for use in the United States, Canada or Europe. The Company is also the world's largest operator of mobile excimer laser systems and provides mobile laser access with two different types of mobile support equipment including the patented MobilExcimer(R) surgical suite which received FDA approval in April 1997 and another system which is used to move excimer lasers into qualified ambulatory surgery centers and physician's offices. The excimer laser can be used to treat refractive vision disorders such as nearsightedness, farsightedness and astigmatism to eliminate or reduce the need for corrective lenses. LaserVision Centers(R) operates primarily on a shared-access model, giving individual or group ophthalmic practices use of the technology without investment risk or maintenance requirements, thereby improving utilization of the excimer laser equipment. In addition, the Company provides a broad range of professional services, including physician and staff training, technical support services and maintenance and, through its MarketVision division, advertising and marketing programs and services.

     Photorefractive keratectomy (PRK) involves the use of an excimer laser to reshape the cornea, thereby adjusting its refractive power, which in turn eliminates or reduces the need for corrective lenses. Most of the Company's lasers were manufactured by VISX, Incorporated (VISX) which has received approval by the United States Food and Drug Administration (FDA) for use of their excimer lasers to perform PRK for myopia and astigmatism. In addition to such procedures, excimer lasers can also be used with microkeratomes to perform procedures known as laser in situ keratomileusis (LASIK). While LASIK has not been specifically approved in the U.S. by the FDA, it has been widely adopted by U.S. ophthalmologists and is treated by the FDA as a practice of medicine matter.

     The Company has operated excimer laser centers in Canada, Europe and the U.S. since 1991, 1993 and 1995, respectively. The Company currently provides excimer lasers and related services to fixed site centers in the U.S., Canada, United Kingdom, Finland, Greece, and Sweden and provides mobile services in the U.S., Canada, United Kingdom, and Ireland. The Company's mobile access strategy makes it possible to provide excimer laser access to additional locations without having to purchase a separate laser for each location. In the United States, fixed site laser centers are operated in conjunction with Columbia/ HCA Healthcare Corporation or by the Company independently or through joint operating agreements.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, as well as the reported amounts of revenue and expenses. Actual results could differ from those estimates.

BASIS OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

CASH EQUIVALENTS

     The Company considers unrestricted cash, as well as short-term investments purchased with an original maturity of three months or less, to be cash equivalents. At April 30, 1998, cash and cash equivalents included $4,651,000 of money market funds and at April 30, 1997 $1,943,000 of money market funds and $1,488,000 of short-term government obligations and commercial paper.

FAIR VALUE OF FINANCIAL INSTRUMENTS


     For purposes of financial reporting, the Company has determined that the fair value of the Company's financial instruments, including cash and cash equivalents, accounts receivable, restricted cash and notes payable approximates book value at April 30, 1998 and 1997, based on terms currently available to the Company in financial markets.


CREDIT RISK

     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of funds held in commercial paper, money market accounts and trade receivables.

     As of April 30, 1998 and 1997, the Company has deposited $4,651,000 and $3,431,000, respectively, in government obligations, commercial paper and money market accounts at financial institutions. Management believes the credit risk related to these funds is limited due to the short-term nature of the accounts.


     One customer with multiple locations accounted for 21%, 24% and 3% of total revenues in fiscal 1998, 1997 and 1996, respectively and 17% of accounts receivable at April 30, 1998. Management believes the credit risk related to its trade receivables, and the patient notes with recourse to the Company (see Note
12), is limited due to the Company's large number of customers and that its allowance for doubtful accounts of $395,000 and $360,000 at April 30, 1998 and 1997, respectively, is adequate.


INVENTORY


     Inventory is recorded at cost and consists of key cards which operate the lasers and are consumed each time a procedure is performed.


PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost. Long-lived assets determined to be impaired are stated at the estimated fair value at the date impairment was determined. Expenditures for repairs and maintenance are charged to expense as incurred. Depreciation and amortization are computed utilizing the straight-line method. In the opinion of management, this method is adequate to allocate the cost of equipment over its estimated useful lives which range from four to five years. Depreciation for lasers, mobile equipment and medical equipment is included in cost of revenue. Depreciation for leasehold improvements, furniture and fixtures is classified as a selling, general and administrative expense.

IMPAIRMENT OF LONG-LIVED ASSETS


     The Company reviews for the impairment of long-lived assets when events or changes in circumstances indicate that an asset's carrying value may not be recoverable. In reviewing for impairment, if the carrying value of an asset is greater than the sum of the undiscounted projected cash flows attributable to that asset, an impairment loss is recognized. The impairment loss is based on the fair value of the asset which is determined based on market prices, discounted cash flows or the best information available. In instances where goodwill is identified with assets that are subject to an impairment loss, goodwill is allocated to the assets being tested for recoverability on a pro rata basis using the relative fair values of the long-lived assets and identifiable intangibles acquired at the acquisition date.


OTHER ASSETS

     Costs of goodwill, tradename, servicemark and deferred contract rights are being amortized over 5 to 15 years. The carrying value of goodwill is assessed for recoverability by management based on an analysis of future expected cash flows from the underlying operations of the Company. To the extent expected future discounted cash flows are less than the carrying value of goodwill, a writedown of goodwill to the extent of such shortfall may be recognized.

STOCK-BASED COMPENSATION


     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") which defines the fair value based method of accounting for stock options, purchase and award plans. SFAS 123 allows companies to use the fair value method defined in the Statement or to continue use of the intrinsic value method as outlined in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). The Company utilizes APB 25 for accounting for employee stock options and warrants. The Company also uses APB 25 for accounting for stock options and warrants granted to non-employees for serving on the Company's Board of Directors. See
Note 15 for the pro forma impact on the net loss per share for the fiscal years ended April 30, 1998, 1997 and 1996.



     For all equity instruments issued to non-employees, other than those in connection with serving on the Company's Board of Directors, the fair value is determined and recorded using the Black-Scholes option pricing model for options and warrants, or the market price for common stock, at the date of grant or issuance.


REVENUE


     Laser revenue is recognized when the surgical procedures are performed. Advertising revenue is recognized as earned, upon delivery of print media or upon broadcast of TV or radio advertisements. Revenue for conducting training sessions for eye surgeons is recognized as earned, upon completion of the course.


COST OF REVENUE


     Cost of revenue includes royalty fees and professional medical services, depreciation and amortization and other costs. Other costs include laser maintenance including optics and gasses, mobile equipment travel, laser technician salaries, and medical supplies for the LaserVision Centers division. For the MarketVision division, client media and production costs are expensed when the revenue is earned. Advertising costs are expensed as incurred and included in selling, general and administrative expenses for the LaserVision Centers division.


INCOME TAXES

     The Company uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recorded based on the difference between the income tax basis of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. See Note 11 for discussion of income taxes.

FOREIGN CURRENCY TRANSLATION

     The accounts of the Company's foreign subsidiaries are maintained in their respective local currencies. The accompanying consolidated financial statements have been translated and adjusted to reflect U.S. dollars on the bases presented below.

     Assets and liabilities are translated into U.S. dollars at year-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the year. Foreign currency translation adjustments and transaction gains and losses are immaterial amounts and are included in earnings currently.

LOSS PER SHARE

     In March 1997, FASB issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" (FAS 128), which requires public entities to present both basic and diluted earnings per share amounts on the face of their financial statements, replacing the former calculations of primary and fully diluted earnings per share. The Company adopted FAS 128 effective with the beginning of its fiscal 1998 third quarter. See Note 3 for discussion of income
(loss) per share calculations.

SEGMENT DISCLOSURE


     In June 1997, the FASB issued FAS 131, "Disclosures about Segments of an Enterprise and Related Information", effective for periods beginning after December 15, 1997. FAS 131 supersedes FAS 14, "Financial Reporting for Segments of a Business Enterprise." FAS 131 establishes standards for the way public business enterprises report financial and descriptive information about the reportable operating segments in their financial statements. Generally, financial information is required to be reported on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments. The Company has not determined the impact of the adoption of FAS 131. The adoption in fiscal 1999 may impact the business segment information disclosure of the Company.


UNAUDITED INTERIM FINANCIAL INFORMATION

     The information contained in the interim consolidated financial statements and footnotes is condensed from that which would appear in the annual consolidated financial statements. Accordingly, the interim consolidated financial statements included herein should be read in conjunction with the consolidated financial statements and related notes thereto also contained herein. The unaudited interim consolidated financial statements at January 31, 1999 and January 31, 1998, and for the nine months then ended, include all normal recurring adjustments which management considers necessary for a fair presentation. The results for operations for the interim periods are not necessarily indicative of the results which may be expected for the entire fiscal year. The interim consolidated financial statements include the accounts and transactions of Laser Vision and its subsidiaries. All significant intercompany transactions and accounts have been eliminated.

3.  INCOME (LOSS) PER SHARE

YEAR END LOSS PER SHARE AMOUNTS


     The net loss per share was computed using the "Weighted average number of common shares outstanding -- basic" during each period. The "Net loss per share" for the fiscal years ended April 30, 1998, 1997 and 1996, reflects $198,000, $126,000 and $439,000, respectively, of accrued preferred dividends. The calculations for the fiscal years ended April 30, 1998, 1997 and 1996 exclude the dilutive effect of Series B Convertible Preferred Stock, stock options and warrants since their inclusion in such calculations would have been antidilutive.


UNAUDITED INTERIM INCOME (LOSS) PER SHARE AMOUNTS

     The "Net Income per Share -- Basic" for the nine months ended January 31, 1999, reflects $122,000 of accrued dividends on the Series B Convertible preferred stock. The "Net loss per share -- basic" for the nine months ended January 31, 1998 reflects $155,000 of accrued dividends on the Series B Convertible Preferred Stock. The sum of the quarterly net income (loss) per share amounts will not necessarily equal the year to date net income (loss) per share. For nine months ended January 31, 1999, the Consolidated Statement of Operations reflects an income tax benefit which was not applicable during the nine months ended January 31, 1998.

     "Weighted average number of common shares outstanding -- diluted" for the nine months ended January 31, 1999 includes the dilutive effects of warrants and options using the treasury stock method and the Series B Convertible Preferred Stock. For the nine months ended January 31, 1999, dilutive warrants and options were calculated using an average market price of $14.62. As of January 31, 1999,
2.9 million warrants and options were outstanding with an average exercise price of about $9.50 each. Since MSS did not generate enough profitability during the two months ended January 31, 1999 to earn the minimum contingent consideration, no shares have been included for any Laser Vision stock issuable as contingent consideration. Diluted per share calculations follow:

                                                                   NINE MONTHS ENDED
                                                                      JANUARY 31,
                                                               -------------------------
                                                                  1999          1998
                                                               -----------   -----------
Net income (loss)...........................................   $ 3,552,000   $(3,623,000)
Preferred dividends.........................................            --      (155,000)
                                                               -----------   -----------
     Net income (loss) applicable to common stockholders....   $ 3,552,000   $(3,778,000)
                                                               ===========   ===========
Weighted average number of common shares outstanding --
  basic.....................................................     9,987,000     9,055,000
Dilutive securities:
  Warrants and options......................................     1,158,000            --
  Preferred stock and preferred dividends...................       429,000            --
                                                               -----------   -----------
     Weighted average number of common shares outstanding --
      diluted...............................................    11,574,000     9,055,000
                                                               ===========   ===========
Net income (loss) per share -- diluted......................   $       .31   $      (.42)

4.  MANAGEMENT SERVICES AGREEMENTS


     Effective January 1, 1997, the Company completed a management services agreement with an ophthalmic practice whose president is on the Company's Board of Directors and is also the Company's medical director. The Company acquired certain contract rights and fixed assets for $288,000 of cash, the issuance of 96,400 shares of common stock and 157,593 stock options, which had a total estimated fair value of $908,000, and the assumption of certain lease obligations totaling $381,000 (See also Note 9). Of the total consideration, $1,096,000 was allocated to deferred contract rights and $481,000 was allocated to the cost of the equipment, which approximated fair value. The deferred contract rights will be amortized over the life of the agreement and the equipment over its estimated useful life.



     The common stock and stock options issued under the agreement are classified on the balance sheet as temporary equity, "Common stock and options issued for contract rights," since the vesting of ownership in the stock and the options does not begin until the third year and the eight year agreement can be cancelled by either party at the end of the second year. As the fair value of the consideration given cannot be finally determined until the cancellation rights lapse, the fair value of the common stock and options will be adjusted quarterly until January 1999, when the fair value will be fixed. The options expire after 10 years, vest monthly over a six-year period beginning in the third year, and have a fixed exercise price based on the current market price at the time of the agreement. The common shares vest monthly over a six-year period beginning in the third year and are not considered outstanding shares as of April 30, 1997. The common stock and stock options did not impact the earnings per share calculation.



     During 1997, deferred contract rights and common stock and options issued for contract rights were increased by $184,000 for changes in the estimated fair value of the stock and stock options, and the deferred contract rights were reduced by $42,000 for amortization expense.



     In April 1998, the management services agreement was terminated by mutual agreement. In accordance with the termination agreement, the ophthalmic practice returned the previously issuable common stock and the stock options and agreed to pay $163,000 of cash. In addition, the ophthalmic practice agreed to assume the capital lease obligations that were previously transferred and the Company returned the related equipment. No gain or loss was recognized as a result of the termination of the agreement. During 1998, approximately $236,000 of expense was recognized for amortization of the deferred contract rights prior to the termination of the agreement.


     Upon termination of the management services agreement described above, a new five year contract was entered with the president of the ophthalmic practice and member of the Company's Board of Directors to provide ongoing service as the Company's medical director for $60,000 per year. The Company has agreed to pay another physician in the same practice $60,000 per year for five years to provide services as a medical director for the Company. 160,000 unregistered warrants with an average exercise price of $10.53 per share, $.28 above the market price, were also issued to these physicians in exchange for their future services. The practice has also agreed to exchange their right to purchase an excimer laser at a discounted price in exchange for 60,000 stock options with an exercise price of $10.25 per share, the market price. The ophthalmic practice has committed to using this laser for a minimum number of procedures for five years. These unregistered warrants and stock options are included in the Warrants and options line in the Stockholders' equity section of the balance sheet. The $466,000 of costs associated with these future medical services have been deferred and will be amortized over the related service period (vesting period when shorter). The $179,000 of costs associated with the equipment purchase right has been capitalized as part of the cost of the related laser.


5.  ACQUISITIONS

     In October 1996, the Company acquired the 49.998% minority interest in its European subsidiary, Harley Street Laser Vision Centre, for approximately $193,000 plus the issuance of 17,000 shares of restricted common shares with a market value of $130,000.

     In April 1996, the Company purchased certain European assets and assumed certain liabilities of New Image Laser Centres Limited for approximately $229,000 ($60,000 paid during fiscal 1997).

     In February 1996, the Company purchased the stock of Med-Source, Inc. for 21,845 restricted shares of the Company's common stock with a market price of $265,000. In accordance with the purchase method of accounting, approximately $282,000 of goodwill was recorded.

     In August 1995, the Company acquired the stock and assumed certain liabilities of Vision Correction, Inc. of Minnesota for 76,181 shares of the Company's common stock with a market price of $648,000 issued. In accordance with the purchase method of accounting, approximately $664,000 of goodwill was recorded.

6.  FIXED ASSET IMPAIRMENT PROVISIONS


     In connection with the Company's continuing evaluation of the recoverability of its assets, fixed asset impairment charges were recognized in the fourth quarter of fiscal 1997 ($2,772,000) and the fourth quarter of fiscal 1996 ($3,063,000).



     The fiscal 1996 provision resulted from a reorganization of the Company's international operations in connection with the approval by the FDA of excimer lasers for performance of certain PRK procedures in the United States. The Company had 22 Model B VISX lasers dedicated to its European and Canadian operations as of February 1, 1996. The intent of the Company had been to move a number of these lasers to the United States after the FDA approval. The Company also expected these lasers to be upgradeable to treat hyperopia (farsightedness). However, in the fourth quarter of fiscal 1996 the Company was informed of VISX's decision not to upgrade the Model B lasers to treat hyperopia and of its decision to effectively prohibit the reimporting of Model B lasers. As a result, the Company was unable to upgrade the international lasers for use in the United States and thus had an excess of international equipment which could not treat hyperopia. The Company then completed negotiations to sell 10 excess lasers for $1,200,000, resulting in an impairment provision of $1,350,000. Such lasers were classified as assets held for sale on the balance sheet at April 30, 1996, and were sold prior to October 31, 1996. The Company revised its international business plan in April 1996, reduced the number of fixed sites in Europe and Canada, redeployed a number of lasers and selected a number of sites to be served by mobile lasers. Because of this significant change in business conditions, the Company assessed the projected undiscounted future cash flows of the remaining European and Canadian excimer lasers and related medical equipment and determined that cash flows were insufficient to recover the carrying value of these assets. As a result, the Company recorded an additional provision for impairment of $1,713,000 to record those assets at fair value based upon current market prices. These assets, with a carrying value of $1,235,000, were used in international operations during fiscal 1997. The total original cost of the above equipment was $9,542,000 and the accumulated depreciation at the time of the write-downs was $4,044,000.



     The fiscal 1997 provision of $2,772,000 resulted from (A) a write down of Summit lasers and related mobile equipment of $2,006,000 because the Company is not able to mobilize Summit excimer lasers in a cost effective manner, as well as a diminished U.S. market interest in Summit lasers after the VISX Star laser received FDA approval for astigmatism in April 1997, (B) the additional impairment of VISX B lasers and medical equipment in international markets which prefer more current technologies ($425,000), (C) the accelerated amortization of U.S. goodwill associated with certain VCI physicians which will not develop into profitable mobile locations ($141,000) and (D) the Med-Source operations which were closed in fiscal 1997 ($200,000). The total original cost of the above equipment and goodwill was $4,534,000, and the accumulated depreciation and amortization at the time of the write-downs was $1,404,000.


7.  OTHER ASSETS

     Other assets at April 30 consist of the following:

                                                                   1998          1997
                                                                ----------    ----------
Goodwill, net of $261,000 and $103,000 amortization,
  respectively (Notes 5 and 6)..............................    $  678,000    $  836,000
Tradename and servicemark costs, net of $69,000 and $49,000
  amortization, respectively................................       113,000       136,000
Deferred contract rights, net of $42,000 amortization (Note
  4)........................................................            --     1,238,000
Future services obtained for issuance of warrants and
  options...................................................       539,000            --
Restricted cash (Notes 8 and 12)............................       974,000     1,239,000
Rent deposits and other, net................................        59,000        49,000
                                                                ----------    ----------
  Total.....................................................    $2,363,000    $3,498,000
                                                                ==========    ==========

     Restricted cash secures one of the Company's notes payable and the Company's guarantee to a third party of notes by certain patients who elected to finance a portion of the cost of their PRK or LASIK procedure.

8.  NOTES PAYABLE


     In September 1997, the Company borrowed $1,050,000 at 11.3% per annum with a term of four years to finance the acquisition of lasers and mobile equipment. The debt is collateralized by the same equipment. In October 1997 the Company borrowed $813,000 from the lender which provided financing in March 1997. The March 1997 debt agreement gave the lender the right to increase the amount funded by the loan under similar financial terms including the receipt of 7,500 additional stock warrants. The $32,000 estimated fair value of these warrants is being recognized as additional interest expense over the life of the debt. This debt bears interest at 13.6% with a term of four years. In January 1998, the Company financed the purchase of a laser and other medical equipment for $390,000, with interest at 9.5% for three years. The debt is collateralized by the equipment purchased. In January and April 1998, the Company borrowed a total of $1,837,000 at 5.8% for two to three year terms to finance the purchase of six excimer lasers. The debt is collateralized by the same lasers.


     In October 1996 and March 1997, the Company entered into agreements to borrow a total of $5.9 million from two different lenders over four to four and one half years and bearing interest at 11% and 15% per annum, respectively. These loans were secured by fifteen excimer lasers used in the U.S. The October loan was also secured by $1,650,000 of restricted cash which will become available to the Company in proportion to the reduction in the principal balance and, under certain circumstances, if financial targets are achieved. As of April 30, 1998, $353,000 of this restricted cash is classified as a current asset and $914,000 is classified as a non-current asset. As part of the March loan agreement, the

Company also issued 25,000 warrants, exercisable within five years, to the lender at the then current market price. The $48,000 estimated fair value of these warrants is being recognized as additional interest expense over the life of the debt. At April 30, 1998 the future maturity schedule for these notes was as follows:


YEAR ENDING APRIL 30,
---------------------
1999........................................................    $2,365,000
2000........................................................    $2,538,000
2001........................................................    $2,894,000
2002........................................................    $  475,000

9.  OBLIGATIONS UNDER CAPITAL LEASES

     In January 1997, the Company assumed responsibility for an excimer laser lease and a microkeratome lease with remaining lives of three and one half years with principal payments totaling $381,000 and bearing interest at rates from 7% to 9% per annum as part of a management services agreement, see Note 4. In conjunction with the dissolution of the management services agreement in April 1998, the lease obligations have returned to the practice with which the management services agreement was dissolved. In August 1996, the Company financed an excimer laser purchase with a four year capital lease requiring principal payments totaling $525,000 and bearing interest at 15%. During fiscal 1997, the Company financed a total of nine corneal topographer purchases for use in the United States with three to five year capital leases requiring total principal payments of $139,000 and bearing interest at rates from 6% to 12% per annum.

     In September 1995, the Company acquired two excimer lasers for use in the United States. The lasers were financed by five year capital leases requiring principal payments totaling $1,024,000 and bearing interest at 11% per annum. In January 1996, the Company acquired two additional excimer lasers which were financed by three and one-half year term capital leases requiring principal payments totaling $912,000 and bearing interest at 12% per annum. Future minimum payments under capital leases as of April 30, 1998 are as follows:

         YEAR ENDING APRIL 30,                                             AMOUNT
         ---------------------                                           ----------
         1999........................................................    $  793,000
         2000........................................................       585,000
         2001........................................................       117,000
         2002........................................................        26,000
                                                                         ----------
         Total minimum lease payments................................     1,521,000
         Less amount representing interest...........................      (171,000)
         Less current portion........................................      (672,000)
                                                                         ----------
         Long-term portion of obligations under capital leases.......    $  678,000
                                                                         ==========

     Assets under capital leases totaled $283,000 and $721,000, respectively, at April 30, 1998 and 1997. Depreciation of leased assets was $136,000, $655,000 and $265,000 for the years ended April 30, 1998, 1997 and 1996, respectively. In addition, the fixed asset impairment provision in fiscal 1997 included $1,590,000 related to leased U.S. lasers.

10.  CONVERTIBLE PREFERRED STOCK

     The Company's amended Certificate of Incorporation authorize the Board of Directors to issue 1,000,000 shares of preferred stock, in one or more series, designated by them as to rights, preferences, terms and limitations.

     In June 1997, the Company received $6,000,000, less $513,000 of offering costs, from the issuance of 6,000 shares of restricted Series B Convertible preferred stock, par value $1,000, 100,000 vested stock warrants with an exercise price of $9.39 per warrant and, effective June 1998, 100,000 vested stock warrants with an exercise price of $17.85 per warrant. The Series B shares accrue a 5% non-cash dividend equivalent in preferred stock per year, $198,000 for the year ended April 30, 1998. The underlying common stock was registered with the SEC in August 1997. During fiscal 1998, a total of 2,750 Series B preferred shares were converted to 452,146 shares of common stock. The 3,250 Series B preferred shares outstanding have a mandatory conversion requirement by June 2002 which varies with the future market price of the Company's common stock and is subject to an $8.05 per share maximum conversion price. As of April 30, 1998, the outstanding Series B preferred stock including accrued dividends would have converted to 421,109 shares of common stock. The Series B preferred shares are non-voting except in regard to issues directly affecting the preferred stock as a class.


     In October 1995, the Company received $14,100,000, less $1,242,000 of offering costs, from the sale of 141,000 shares of restricted convertible preferred stock with a mandatory redemption provision in 2005. These restricted preferred shares, par value $100, converted into 2,349,991 shares of common stock during the first half of fiscal 1997 and were registered with the SEC in March 1997. For the fiscal years ended April 30, 1997 and 1996, dividends of $126,000 and $439,000, respectively, were accrued and reflected in the calculation of basic and diluted loss per common share.

11. INCOME TAXES

YEAR END INCOME TAX AMOUNTS


     At April 30, 1998, the Company has net operating loss carryforwards of approximately $31 million available to offset future taxable income, expiring 2006 through 2013. The Company has recorded a deferred tax asset of approximately $13 million with offsetting valuation allowances at April 30, 1998, as management believes it is more likely than not that they will not be realized before expiration. The "Valuation allowance, equity" reflects the tax benefit that would be reflected directly in stockholders' equity upon release of the valuation allowance. This tax benefit relates to certain equity transactions that did not impact operating results, such as those arising from the exercise of non-qualified stock options and warrants. For purposes of recording deferred tax assets, no future taxable income is assumed given the results of operations of the Company to date. The amount of the valuation allowance could be reduced in the near term if estimates of future taxable income are increased.


     The components of deferred taxes at April 30 are as follows:

                                                                    1998            1997
                                                                ------------    ------------
Net operating loss carryforwards............................    $ 11,773,000    $  9,403,000
Depreciation................................................       1,124,000       1,769,000
Other.......................................................         117,000          81,000
                                                                ------------    ------------
Net asset...................................................      13,014,000      11,253,000
Valuation allowance, provision for income taxes.............     (12,073,000)    (10,747,000)
Valuation allowance, equity.................................        (941,000)       (506,000)
                                                                ------------    ------------
  Total deferred taxes......................................    $         --    $         --
                                                                ============    ============

     The components of income tax expense are as follows for the fiscal years ending April 30:

                                                         1998           1997           1996
                                                      -----------    -----------    -----------
Computed expected tax benefit.....................    $ 1,189,000    $ 4,103,000    $ 2,993,000
Change in valuation allowance, provision for
  income taxes....................................     (1,327,000)    (4,593,000)    (3,178,000)
State income taxes, net of federal benefit........        138,000        478,000        349,000
Other.............................................             --         12,000       (164,000)
                                                      -----------    -----------    -----------
  Income tax expense..............................    $        --    $        --    $        --
                                                      ===========    ===========    ===========

UNAUDITED INTERIM TAX AMOUNTS

     During the three months ended January 31, 1999, management reassessed the realizability of Laser Vision's deferred tax assets as a result of Laser Vision's improving levels of and trend in profitability. For the nine months ended January 31, 1999, Laser Vision recognized a net tax benefit of $802,000 on pretax income of $2,750,000. The net tax benefit principally reflects the benefit of the reduction in the valuation allowance on deferred tax assets for the portion of the net operating loss ("NOL") carryforwards which are more likely than not realizable in the next fiscal year. Accordingly, the net tax benefit was recognized as a current asset at January 31, 1999. Because net operating losses are not available in all states where Laser Vision operates and are limited for alternative minimum tax ("AMT") purposes, a current tax provision of $142,000 was recorded in "Other accrued liabilities" for estimated state and AMT liabilities. The valuation allowance on deferred tax assets could be further reduced in the fourth quarter and future periods if Laser Vision's profitability continues to improve and estimates of future taxable income are increased.

12. COMMITMENTS AND CONTINGENCIES

EMPLOYMENT AGREEMENTS

     During fiscal 1996, the Company entered into three-year agreements with four executive officers of the Company to provide for base salaries, the potential payment of certain bonuses and severance payments equal to 18 months of base compensation. Three other key employees have employment agreements with unexpired terms ranging from twelve to twenty four months.

OPERATING LEASES

     The Company has office and laser center lease agreements in St. Louis, Missouri and London, England. The respective leases commenced in 1994 and 1996 and shall end in 1999 and 2001. Approximate future minimum rental payments under the leases are as follows:


         YEAR ENDING APRIL 30,                                           MINIMUM RENTAL PAYMENTS
         ---------------------                                           -----------------------
         1999........................................................           $329,000
         2000........................................................            306,000
         2001........................................................            283,000
         2002........................................................              4,000


     Related rental expenses totaled $443,000, $545,000, and $184,000 for the years ended April 30, 1998, 1997 and 1996, respectively.

NOTES WITH RECOURSE

     As of April 30, 1998, the Company had guaranteed notes payable totaling $959,000 to a third party by certain patients who elected to finance a portion of the cost of their refractive surgery. Interest bearing deposits with the third party, classified as current and non-current restricted cash on the balance sheet, secure $178,000 of this contingent obligation.

13. LEGAL PROCEEDINGS

     In March 1998 the Company was served with a subpoena by the United States Department of Justice. The Company understands that the subpoena is part of an industry wide investigation into the so-called "international card" software that enabled the excimer lasers to be used to perform laser eye surgeries for higher myopia cases (greater than -6.0 diopters) than what was initially approved by the FDA. The FDA ultimately did approve use of an excimer laser for higher myopia cases in January 1998. Many ophthalmologists have taken the position that FDA restrictions on physicians' use of laser equipment through software control, rather than the traditional means of labeling, deny physicians the flexibility to treat individual patients as the physician deems medically necessary, and represent an unwarranted intrusion upon physicians' rights to practice medicine according to their best medical judgment. The subpoena requests that the Company produce several specified categories of documents. The Company has provided the documents as requested and intends to continue to fully cooperate in this matter. Although it is impossible to assess the effect, if any, of this investigation on the operating results and cash flow for a particular period, the Company's management does not believe that it should be material to the financial condition of the Company.

     Other than as described above, management does not expect that any outstanding or pending legal proceedings, individually or in the aggregate, will have a material adverse effect upon the Company's future results of operations, liquidity or financial condition.

14. CAPITAL STOCK

     In September 1994, stockholders approved an increase in the number of authorized common shares from 10,000,000 to 50,000,000 and an amendment to the Company's Certificate of Incorporation requiring super majority (80%) approval of certain business combinations.

15. STOCK OPTIONS AND WARRANTS

     The Company has three plans under which registered stock options and warrants may be granted and also has issued unregistered warrants and options. These plans are administered by the Board of Directors whose Compensation Committee recommends option and warrant grants for officers, directors and key consultants of the Company.

     The 1990 Incentive Stock Option Plan (the Option Plan) was approved by stockholders of the Company on March 5, 1990 and amended by the stockholders on April 22, 1992, January 19, 1996 and March 19,1998. Under the terms of the Option Plan, the Company has reserved 1,000,000 shares for issuance upon exercise of options granted to employees and officers of the Company. The exercise price may not be less than the market price of the common stock on the date of grant. Options are nonassignable and may be exercised only by the employee while employed by the Company or within three months after termination of employment unless due to death or disability. Options are exercisable in increments over four years and expire no later than ten years from the date of the grant. All outstanding options had an initial expiration date of five years. A total of 371,405 options were available for issuance under this plan at April 30, 1998.

     The 1990 Non-Qualified Stock Option Plan (the Plan) was approved by the stockholders of the Company on March 5, 1990, and amended by the stockholders on April 22, 1992 and January 19, 1996. Under the terms of the Plan, as amended, the Company has reserved 600,000 shares of common stock for issuance upon exercise of options granted to outside directors and consultants. Such options vest over various lengths of time and expire after five years. A total of 165,237 options were available for issuance under this plan at April 30, 1998.

     Under the 1994 Non-Qualified Warrant Plan, as amended on January 19, 1996 and March 19, 1998, the Company has reserved 2,200,000 shares of common stock for issuance upon exercise of registered warrants granted to certain employees, directors and consultants. Such warrants generally vest ratably over periods of up to twenty-four months and are exercisable over a five year period. A total of 527,000 warrants were available for issuance under this plan at April 30, 1998.

     Unregistered warrants are exercisable over a five year period and vest at varying rates ranging from immediately to four years. Of the 680,300 unregistered warrants outstanding as of April 30, 1998, 325,000 were issued to officers, employees and consultants during fiscal 1995 at $9.00 per share, above the market price, 100,000 were issued to a consultant during fiscal 1996 at $5.25 per share, below the market price, 60,000 were issued to medical advisors during fiscal 1998 at $11.00 per share, above the market price, and the balance were issued at the market price.

     Information with respect to the previous plans is as follows:


                                                              NON-QUALIFIED
                                            INCENTIVE STOCK       STOCK       UNREGISTERED   NON-QUALIFIED
                                              OPTION PLAN      OPTION PLAN      WARRANTS     WARRANT PLAN
                                            ---------------   -------------   ------------   -------------
Outstanding at April 30, 1995............       286,695          192,000         355,000         944,500
Exercised ($3.00 to $7.75)...............       (59,210)         (41,000)        (30,000)       (104,250)
Granted ($5.25 to $16.63)................        59,000               --         110,000          61,000
Forfeited ($6.00)........................        (3,000)              --              --              --
                                               --------         --------        --------      ----------
Outstanding at April 30, 1996............       283,485          151,000         435,000         901,250
Exercised ($3.00 to $7.75)...............       (10,283)         (16,957)             --          (1,550)
Exchanged ($5.00 to $8.13)...............        19,000               --              --         (19,000)
Granted ($5.75 to $12.44)................        55,000           63,306          75,000         319,000
Forfeited ($7.00 to $8.75)...............       (25,000)              --              --        (100,000)
Expired ($6.00 to $6.88).................        (6,000)         (40,000)             --              --
                                               --------         --------        --------      ----------
Outstanding at April 30, 1997............       316,202          157,349         510,000       1,099,700
Exercised ($3.00 to $8.75)...............       (74,350)         (30,000)             --        (243,700)
Granted ($5.75 to $11.00)................       311,150          222,500         170,300         467,500
Forfeited ($5.75 to $16.63)..............       (69,850)         (13,043)             --              --
                                               --------         --------        --------      ----------
Outstanding at April 30, 1998............       483,152          336,806         680,300       1,323,500
                                               ========         ========        ========      ==========
Average price per share at April 30,
  1996...................................      $   7.42         $   5.78        $   8.11      $     6.40
  1997...................................          7.28             6.37            8.04            7.03
  1998...................................          7.70             7.76            8.60            7.43
Exercisable at April 30,
  1996...................................       170,235          151,000         239,583         827,041
  1997...................................       241,452          123,189         409,375         969,156
  1998...................................       249,602          223,663         492,025         973,073


     The Company also has the following warrants and options outstanding as of April 30, 1998:

     47,388 underwriter warrants-exercisable for one share of common stock, at a price of $7.25 per share, expire in November 1998


     100,000 warrants-exercisable for one share of common stock, at a price of $9.39 per share, above the market price, expire in June 2002, with a fair value of $1.81 on the grant date. As discussed in Note 10, these warrants were issued in connection with the issuance of the Series B Convertible Preferred Stock.


     At the January 1998 Board of Directors meeting, 33,500 incentive stock options issued in January 1996 and April 1996 to non-officer employees had the exercise price reduced from a weighted average of $12.63 per option to $8.75 per option, above the market price at that time.

     During fiscal 1997, the Company adopted SFAS 123, which addresses accounting for stock option and warrant plans and selected the "intrinsic value based method" for valuing stock options granted to employees. Had compensation cost for all of the Company's stock option and warrant plans been determined based upon the fair value at the grant dates consistent with the methodology prescribed in SFAS 123, the Company's net loss and net loss per share would have increased to the pro forma amounts indicated below using the weighted average fair values indicted:


YEAR ENDING APRIL 30,                                            1998       1997       1996
---------------------                                           -------    -------    -------
Net loss as reported (thousands)............................    $ 3,496    $12,069    $ 8,803
Pro forma net loss (thousands)..............................      4,309     12,862      9,064
Loss per share as reported..................................        .40       1.45       1.75
Pro forma loss per share....................................        .49       1.54       1.80
Weighted average fair value of grants at market.............       2.91       2.78       2.41
Weighted average fair value of grants below market..........         --         --       4.06
Weighted average fair value of grants above market..........       2.27       1.12         --
Weighted average exercise price of grants at market.........       7.76       8.30      12.40
Weighted average exercise price of grants below market......         --         --       5.25
Weighted average exercise price of grants above market......      10.00       7.63         --


     The fair value of each option and warrant grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for grants in fiscal 1998, 1997 and 1996: risk-free interest rates ranging from 5.0% to 6.5%, expected volatility of 30% to 45%, no dividends, and an expected life of two and one half years. Since employee stock options and warrants are not traded on a secondary exchange, employees receive no benefit and derive no value from holding stock options and warrants under these plans without an increase in the market price of the Company's stock. Such an increase would benefit all stockholders.

     The following table summarizes information for stock warrants and options outstanding at April 30, 1998:

                                                        WEIGHTED AVERAGE             EXERCISABLE
                                                      --------------------   ----------------------------
RANGE OF AVERAGE                          NUMBER      REMAINING   EXERCISE     NUMBER         WEIGHTED
EXERCISE PRICE                          OUTSTANDING     LIFE       PRICE     OUTSTANDING   EXERCISE PRICE
----------------                        -----------   ---------   --------   -----------   --------------
$3.00................................       37,652    1.8 years    $ 3.00        37,652        $ 3.00
$5.00 -- $6.50.......................      671,300    1.0 years      5.51       646,150          5.51
$7.25 -- $9.00.......................      721,888    1.7 years      8.34       713,838          8.34
$7.43 -- $8.75.......................      948,806    4.1 years      7.58       368,612          7.62
$9.25 -- $11.00......................      447,500    4.8 years     10.02       185,500          9.72
$12.44...............................      144,000    3.0 years     12.44       144,000         12.44
                                         ---------    ---------    ------     ---------        ------
                                         2,971,146    2.8 years    $ 7.84     2,095,752        $ 7.65
                                         =========    =========    ======     =========        ======

     The fiscal 1998 financial statements reflect $262,000 of expense for warrants and options issued as compensation to consultants and lenders, $718,000 of cost for warrants issued to acquire equipment and non-current contract rights from medical advisors and $362,000 of cost assigned to the warrants issued or issuable as part of the issuance of preferred stock. Fiscal 1997 operating results reflect $36,000 of expense for warrants and options issued as compensation to consultants and lenders.

16. BUSINESS SEGMENT INFORMATION


     After determining the primary geographic area for mobile equipment, business segment information for the years ended April 30, 1998, 1997 and 1996 is as follows:



                                                                 FOREIGN
                                                        -------------------------
                                           DOMESTIC       CANADA        EUROPE         TOTAL
                                          -----------   -----------   -----------   ------------
YEAR ENDED APRIL 30, 1998
Revenues...............................   $20,721,000   $   836,000   $ 1,912,000   $ 23,469,000
Income (loss) from operations..........    (2,127,000)       25,000      (771,000)    (2,873,000)
Interest/other income..................            --            --            --        377,000
Interest expense.......................            --            --            --     (1,000,000)
Net Loss...............................            --            --            --     (3,496,000)
Identifiable assets....................    27,064,000       893,000     2,872,000     30,829,000
Capital expenditures...................     6,130,000            --       179,000      6,309,000
Depreciation and amortization..........     3,767,000       225,000       933,000      4,925,000
YEAR ENDED APRIL 30, 1997
Revenues...............................   $ 5,279,000   $   928,000   $ 2,031,000   $  8,238,000
Income (loss) from operations..........    (9,155,000)     (725,000)   (1,963,000)   (11,843,000)
Minority interest in net loss of
  subsidiary...........................            --            --            --        103,000
Interest/other income..................            --            --            --        268,000
Interest expense.......................            --            --            --   $   (597,000)
Net Loss...............................            --            --            --    (12,069,000)
Identifiable assets....................   $18,310,000   $   876,000   $ 3,684,000     22,870,000
Capital expenditures...................     6,423,000       436,000     1,363,000      8,222,000
Depreciation and amortization..........     2,642,000       285,000       983,000      3,910,000
YEAR ENDED APRIL 30, 1996
Revenues...............................     1,720,000       943,000     1,255,000      3,918,000
Income (loss) from operations..........    (3,554,000)   (1,350,000)   (4,312,000)    (9,216,000)
Minority interest in net loss of
  subsidiary...........................            --            --            --        192,000
Interest/other income..................            --            --            --        437,000
Interest expense.......................            --            --            --       (216,000)
Net loss...............................            --            --            --     (8,803,000)
Identifiable assets....................    24,325,000       561,000     4,027,000     28,913,000
Capital expenditures...................     7,197,000       426,000       981,000      8,604,000
Depreciation and amortization..........       306,000       467,000     1,430,000      2,203,000



     The Company's domestic, Canadian and European operations each have separate management teams and maintain separate administrative offices. All related costs are borne directly by each operation. All corporate expenses associated with the consolidated entity are included in the domestic results of operations. Management believes the allocation of such costs to the Canadian and European operations is not practicable.


17.  SUBSEQUENT EVENTS

     On September 1, 1998, Laser Vision acquired all of the outstanding stock of Refractive Surgical Resources, Inc. (RSR) for $468,000 in cash and $2.1 million in notes payable (of which $1.1 million is due within one year). Richard L. Lindstrom, M.D., one of Laser Vision's outside directors, held a minority ownership position of less than 7% in RSR. RSR provides microkeratome access and the related disposable blades used by ophthalmologists during the LASIK procedure. This acquisition complements our existing refractive surgery business and has been integrated with our existing field operations. The acquisition was accounted for as a purchase and the resulting goodwill of $2.6 million will be amortized over 15 years. The results of operations of RSR are included with Laser Vision's results since the date of acquisition. For the fiscal year ended April 30, 1998, RSR revenue was $1.8 million and assets, which consisted primarily of microkeratome equipment and current assets, were over $1.5 million.


     On December 4, 1998, Laser Vision acquired all of the outstanding stock of Midwest Surgical Services, Inc. (MSS) for $3.8 million (including accrued dividends) and, based on MSS's operating performance, up to $8.25 million of contingent consideration in cash and Laser Vision common stock. The contingent consideration is based upon MSS meeting certain operating income targets for the five-month period ending April 30, 1999, the twelve-month period ending April 30, 2000, and the three-month period ending July 31, 2000. The contingent consideration is payable in up to $4,125,000 of common stock, at market value, with the balance paid in cash. Laser Vision may determine, in its sole discretion, the amount of contingent consideration to be paid in common stock. Laser Vision paid $2.8 million of the purchase price during the third quarter and owes $1 million which is payable in April 1999. Richard L. Lindstrom, M. D. held a minority position of less than 9% in MSS. MSS provides mobile access to cataract surgery technology. This acquisition allows us to provide another type of mobile service to our ophthalmic surgeon customers. MSS will be initially operated as a separate subsidiary while MSS's operating results will determine the amount of any additional consideration. The acquisition was accounted for as a purchase and the resulting goodwill of $3.4 million will be amortized over 15 years. Any additional consideration required to be paid will be recorded as goodwill at that time and amortized over the remaining life of the goodwill recorded. The results of operations of MSS are included with Laser Vision's results since the date of the acquisition. For the fiscal year ended April 30, 1998, MSS revenue was $6.2 million and assets, which consisted primarily of equipment and current assets, were over $4.3 million.


     The unaudited pro forma Laser Vision results from operations assuming both the RSR and MSS acquisitions were consummated as of May 1, 1997 are as follows:

                                                             NINE MONTHS ENDED   NINE MONTHS ENDED
                                                             JANUARY 31, 1999    JANUARY 31, 1998
                                                             -----------------   -----------------
                                                              (UNAUDITED)           (UNAUDITED)
Revenue...................................................      $39,805,000         $21,544,000
Net income (loss).........................................      $ 3,535,000         $(3,727,000)
Net income (loss) per share -- basic......................             $.34               ($.43)
Net income (loss) per share -- diluted....................             $.31               ($.43)


     On January 1, 1999 Laser Vision established a limited liability partnership to own and operate one transportable refractive laser and related equipment and services in the State of Minnesota (the "partnership"). Laser Vision is the general partner and owns 60% of the partnership, Minnesota Eye Consultants, P.
A. ("MEC") is a limited partner and owns 40% of the partnership. Richard L. Lindstrom, M. D. is President of MEC. Laser Vision contributed equipment valued at $650,000 to the partnership and will receive $260,000 from MEC for this minority interest. The $260,000 amount due from MEC is recorded as part of "Prepaid expenses and other current assets" and "Minority interest" on the January 31, 1999 balance sheet. Laser Vision will receive a management fee from the partnership for providing certain staff, supplies, maintenance and administrative services. The net operating cash flow of the partnership will be distributed to the two partners as a dividend on a quarterly basis. The partnership's operating results are included in the Consolidated Statement of Operations.

                           LASER VISION CENTERS, INC.
                  PRO FORMA COMBINED STATEMENTS OF OPERATIONS

     The unaudited pro forma financial statements present a combination of the historical financial statements for Laser Vision Centers, Inc. (LVCI), Refractive Surgical Resources, Inc. (RSR) and Midwest Surgical Services, Inc.
(MSS) as adjusted to reflect purchase transactions in accordance with the purchase method of accounting. Pro forma income statements are presented for the year ended April 30, 1998 and the nine months ended January 31, 1999 as if the acquisitions had occurred as of May 1, 1997.

     On September 1, 1998, LVCI acquired all of the outstanding stock of RSR, for $680,000 in cash (including $212,000 of transaction expenses) and $2.1 million in notes payable (of which $1.1 million is due within one year). The acquisition was accounted for under the purchase method of accounting and resulted in the recognition of goodwill of $2.6 million. RSR provides microkeratome access and the related disposable blades used by ophthalmologists during the LASIK procedure.

     On December 4, 1998 LVCI acquired all of the outstanding stock of MSS, for $3.2 million in cash (including $373,000 of transaction expenses and $300,000 of dividends payable to MSS stockholders) and $1.0 million in notes payable with potential additional consideration of up to $8.25 million in cash and LVCI common stock based on the performance of MSS through July 2001. LVCI has the option to pay all future payments in cash. MSS provides mobile cataract services to U.S. ophthalmologists primarily in small markets. The acquisition was accounted for under the purchase method of accounting and resulted in recognition of goodwill of $3.4 million. MSS provides mobile access to cataract surgery technology.

     The Pro Forma Combined Statements of Operations for the year ended April 30, 1998 include LVCI's, RSR's and MSS's results of operations for the year ended April 30, 1998. The Pro Forma Combined Statements of Operations for the nine months ended January 31, 1999 include LVCI's results of operations for this period (including RSR from September 1, 1998 to January 31, 1999 and MSS from December 4 1998 to January 31, 1999), RSR's results of operations for the period May 1, 1998 to August 31, 1998, and MSS's results of operations for the seven months ended November 30, 1998.

     The unaudited pro forma financial information is based on assumptions that management believes are reasonable and such information is presented for comparative and informational purposes only. The unaudited pro forma financial information does not purport to represent what the Company's results of operations or financial condition would actually have been had such transactions occurred on May 1, 1997 or to project the Company's results of operations for any future period or financial condition at any future date.

                           LASER VISION CENTERS, INC.

                  PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                       FOR THE YEAR ENDED APRIL 30, 1998
                                  (UNAUDITED)

                                               HISTORICAL
                                  -------------------------------------    PRO FORMA       PRO FORMA
                                     LVCI          RSR          MSS       ADJUSTMENTS        TOTAL
                                  -----------   ----------   ----------   -----------     -----------
Revenue.........................  $23,469,000   $1,764,000   $6,150,000    $(117,000)(a)  $31,266,000
Cost of revenue.................   16,750,000    1,102,000    3,624,000     (117,000)(a)   21,359,000
                                  -----------   ----------   ----------    ---------      -----------
Gross profit....................    6,719,000      662,000    2,526,000           --        9,907,000
Selling, general and
  administrative expense........    9,592,000      492,000    1,910,000      383,000(b)    12,377,000
                                  -----------   ----------   ----------    ---------      -----------
Income (loss) from operations...   (2,873,000)     170,000      616,000     (383,000)      (2,470,000)
Net interest expense and
  other.........................     (623,000)     (31,000)    (182,000)    (444,000)(c)   (1,280,000)
                                  -----------   ----------   ----------    ---------      -----------
Net income (loss)...............   (3,496,000)     139,000      434,000     (827,000)      (3,750,000)
Preferred dividends.............     (198,000)          --           --           --         (198,000)
                                  -----------   ----------   ----------    ---------      -----------
Net income (loss) applicable to
  common stockholders(d)........  $(3,694,000)  $  139,000   $  434,000    $(827,000)     $(3,948,000)
                                  ===========   ==========   ==========    =========      ===========
Loss per share:
  Basic and diluted.............        $(.40)                                                  $(.43)
Weighted average number of basic
  and diluted shares
  outstanding...................    9,178,000                                               9,178,000

---------------

(a) Adjustment to eliminate intercompany revenue from RSR to LVCI.

(b) Selling, general and administrative expense has been adjusted to reflect the increase in the amortization of goodwill attributable to the acquisitions of RSR and MSS. Total goodwill related to the RSR acquisition of $2.6 million and the MSS acquisition of $3.4 million is being amortized over a 15 year period.

(c) Interest expense of $251,000 (at 8%) has been adjusted to reflect the interest expense on the $1.0 million of notes payable issued in connection with the MSS acquisition and $2.1 million issued in connection with the RSR acquisition. Interest income of $193,000 (at 5%) has been adjusted to reflect the reduction in interest income related to the $3.2 million of cash on hand utilized to finance the MSS acquisition and $680,000 of cash on hand utilized to finance the RSR acquisition.

(d) Prior to being acquired by LVCI, RSR and MSS had elected S corporation status under the provisions of the Internal Revenue Code. As such, all pre-acquisition income subsequent to this election flowed through to the shareholders of RSR and MSS, respectively, who were liable for all applicable taxes. Accordingly, no provision is presented for federal and state income taxes in the RSR and MSS historical Statements of Operations.

     No pro forma adjustment for income tax provision is included since any taxable income would be offset by the utilization of net operating loss carryforwards of LVCI. For purposes of recording deferred tax assets of LVCI, no future taxable income has been assumed given the results of operations of LVCI through April 30, 1998. Accordingly, LVCI's deferred tax asset, related primarily to net operating loss carryforwards, is fully reserved with an offsetting valuation allowance. Therefore any utilization of the net operating losses as a result of pro forma taxable income from MSS or RSR would result in an offsetting reduction in the valuation allowance.

                           LASER VISION CENTERS, INC.

                  PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                   FOR THE NINE MONTHS ENDED JANUARY 31, 1999
                                  (UNAUDITED)

                                                                         PRO FORMA       PRO FORMA
                                   LVCI          RSR*         MSS*      ADJUSTMENTS        TOTAL
                                -----------   ----------   ----------   -----------     -----------
Revenue.......................  $33,574,000   $1,133,000   $5,145,000    $ (47,000)(a)  $39,805,000
Cost of revenue...............   22,346,000      913,000    3,272,000      (47,000)(a)   26,484,000
Gross profit..................   11,228,000      220,000    1,873,000           --       13,321,000
                                -----------   ----------   ----------    ---------      -----------
Selling, general and
  administrative expense......    7,927,000      160,000    1,379,000      191,000(b)     9,657,000
                                -----------   ----------   ----------    ---------      -----------
Income from operations........    3,301,000       60,000      494,000     (191,000)       3,664,000
Net interest expense and
  other.......................     (551,000)     (20,000)    (152,000)    (208,000)(c)     (931,000)
                                -----------   ----------   ----------    ---------      -----------
Net income before taxes.......    2,750,000       40,000      342,000     (399,000)       2,733,000
Income tax benefit............      802,000           --           --           --          802,000
                                -----------   ----------   ----------    ---------      -----------
Net income....................    3,552,000       40,000      342,000     (399,000)       3,535,000
Preferred dividends...........     (122,000)          --           --           --         (122,000)
                                -----------   ----------   ----------    ---------      -----------
Net income (loss) applicable
  to common stockholders(d)...  $ 3,430,000   $   40,000   $  342,000    $(399,000)     $ 3,413,000
                                ===========   ==========   ==========    =========      ===========
Net income per share:
  Basic.......................         $.34                                                    $.34
  Diluted.....................         $.31                                                    $.31
Weighted average number of
  common shares outstanding --
  basic.......................    9,987,000                                               9,987,000
Weighted average number of
  common shares outstanding --
  diluted.....................   11,574,000                                              11,574,000

---------------

* RSR statement of income is for the four months ended August 31, 1998, RSR operating results since the acquisition on September 1, 1998 are included in the LVCI operating results. MSS statement of income is for the seven months ended November 30, 1998. MSS operating results since the acquisition on December 4, 1998 are included in the LVCI operating results.

(a) Adjustment to eliminate intercompany revenue from RSR to LVCI.

(b) Selling, general and administrative expense has been adjusted to reflect the increase in the amortization of goodwill attributable to the acquisitions of RSR and MSS. Total goodwill related to the RSR acquisition of $2.6 million and the MSS acquisition of $3.4 million is being amortized over a 15 year period.

(c) Interest expense of $104,000 (at 8%) has been adjusted to reflect the interest expense on the $1.0 million of notes payable issued in connection with the MSS acquisition and $2.1 million issued in connection with the RSR acquisition. Interest income of $104,000 (at 5%) has been adjusted to reflect the reduction in interest income related to the $3.2 million of cash on hand utilized to finance the MSS acquisition and $680,000 of cash on hand utilized to finance the RSR acquisition.

(d) Prior to being acquired by LVCI, RSR and MSS had elected S corporation status under the provisions of the Internal Revenue Code. As such, all pre-acquisition income subsequent to this election flowed through to the shareholders of RSR and MSS, respectively, who were liable for all applicable taxes. Accordingly, no provision is presented for federal and state income taxes in the RSR and MSS historical Statements of Operations.

     No pro forma adjustment for income tax provision is included since any taxable income would be offset by the utilization of net operating loss carryforwards of LVCI. For purposes of recording deferred tax assets of LVCI at January 31, 1999 future income of RSR and MSS was considered.

                              THE LASIK PROCEDURE

                  [Picture showing an eye surgeon performing a
                 LASIK surgery with one of our excimer lasers.]

            VISION DISORDERS TREATED WITH OUR EQUIPMENT AND SERVICES

                 [Four schematic diagrams are shown, depicting
                  nearsightedness, farsightedness, astigmatism
                                and cataracts.]

---------------------------------------------------------
---------------------------------------------------------
  YOU MAY RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR SALE OF COMMON STOCK MEANS THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AFTER THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY THESE SHARES OF COMMON STOCK IN ANY CIRCUMSTANCES UNDER WHICH THE OFFER OR SOLICITATION IS UNLAWFUL.

                            ------------------------

                               TABLE OF CONTENTS


                                             PAGE
                                             ----
Prospectus Summary.......................       3
Risk Factors.............................       6
The Company..............................      13
Use of Proceeds..........................      13
Price Range of Common Stock..............      14
Capitalization...........................      15
Dilution.................................      15
Selected Consolidated Financial Data.....      17
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations.............................      18
Results of Operations....................      22
Industry Background......................      31
Business.................................      33
Directors and Executive Officers.........      43
Certain Relationships of Officers and
  Directors..............................      45
Principal and Selling Stockholders.......      45
Description of Securities................      47
Shares Eligible for Future Sale..........      48
Underwriting.............................      50
Legal Matters............................      51
Experts..................................      52
Forward Looking Statements...............      53
Where You Can Find More Information......      54
Information Incorporated by Reference....      54
Index to Financial Information...........     F-1


---------------------------------------------------------
---------------------------------------------------------
                       ---------------------------------------------------------
                       ---------------------------------------------------------

                                1,720,000 SHARES

                                      LOGO

                                  COMMON STOCK
                            ------------------------
                                   PROSPECTUS
                            ------------------------
                           A.G. EDWARDS & SONS, INC.
                             PRUDENTIAL SECURITIES

                                      1999
                       ---------------------------------------------------------
                       ---------------------------------------------------------

                                    PART II
--------------------------------------------------------------------------------

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Laser Vision in connection with the sale of common stock being registered hereunder:

    SEC Registration fees.......................................  $ 15,122
    Blue Sky and Nasdaq National Market fees and expense........  $      *
    Printing cost...............................................  $      *
    Transfer agent fees.........................................  $      *
    Legal fees and expenses.....................................  $      *
    Accounting fees and expenses................................  $      *
    Miscellaneous...............................................  $      *
    NASD filing fee.............................................  $      *
    Nasdaq listing fee..........................................  $      *
                                                                  --------
      Total.....................................................  $      *
                                                                  ========

---------------

* To be provided supplementally.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 6 of Laser Vision's Certificate of Incorporation provides for indemnification of the officers and directors of Laser Vision to the fullest extent permitted by the laws of the State of Delaware.

     Section 145 of the General Corporation Law of the State of Delaware provides generally and in pertinent part that a Delaware corporation may indemnify its directors and officers against expenses, judgments, fines and settlements actually and reasonably incurred by them in connection with any civil suit or action, except actions by or in the right of the corporation, or in connection with any administrative or investigative proceedings if, in connection with the matters in issue, they acted in good faith and in a manner they reasonable believed to be in, or not opposed to, the best interests of the corporation and in connection with any criminal suit or proceeding, if in connection with the matters in issue, they had no reasonably cause to believe their conduct was unlawful. Section 145 further permits a Delaware corporation to grant its directors and officers additional rights of indemnification through bylaw provisions and otherwise and to purchase indemnity insurance on behalf of its directors and officers.

     The Registrant maintains a policy of insurance under which the directors and officers of the Registrant are insured, subject to the limits of the policy, against certain losses arising from claims made against such directors and officers by reason of any acts or omissions covered under such policy in their respective capacities as directors or officers.

ITEM 16. EXHIBITS


1.1+     Underwriting Agreement
4.1*     Specimen Stock Certificate
5.1+     Opinion of Dankenbring Greiman Osterholt & Hoffmann, P.C.
         with respect to the shares being registered
23.1**   Consent of Independent Accountants, PricewaterhouseCoopers
         LLP
23.2+    Consent of Dankenbring Greiman Osterholt & Hoffmann, P.C. to
         use its opinion letter filed herewith (contained in Opinion
         Letter at Exhibit 5.1)
24.1***  Power of Attorney executed by Laser Vision's officers and directors appointing John J. Klobnak and Robert W. May as
         attorneys-in-fact (contained at page II-5)


---------------

* Incorporated by reference from registration statement No. 33-33843 effective on April 3, 1991

**  Filed herewith


*** Previously filed


+   To be filed by amendment

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 as amended (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Laser Vision hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a Post-Effective Amendment to this registration statement:

     (i) To include any prospectus required by section 10(a) of the Securities Act;

     (ii) To reflect in the prospectus any facts or events arising after the Effective Date of the registration statement (or the most recent Post-Effective Amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining liability under the Securities Act, each Post-Effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a Post-Effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of the registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(5) That for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange
Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) That for the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     In accordance with the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of St. Louis, Missouri on the 2nd day of April, 1999.


                                          LASER VISION CENTERS, INC.

                                          By: /s/    JOHN J. KLOBNAK

                                            ------------------------------------

                                                      John J. Klobnak,
                                                Chief Executive Officer and
                                             Chairman of the Board of Directors

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


                  SIGNATURE                                     TITLE                          DATE
                  ---------                                     -----                          ----

             /s/ JOHN J. KLOBNAK               Chief Executive Officer and Chairman of  April 2, 1999
---------------------------------------------  the Board of Directors
               JOHN J. KLOBNAK

              /s/ ROBERT W. MAY                Vice-Chairman of the Board, General      April 2, 1999
---------------------------------------------  Counsel and Secretary
                ROBERT W. MAY

          /s/ B. CHARLES BONO, III             Executive Vice President, Principal      April 2, 1999
---------------------------------------------  Accounting Officer, Chief Financial
            B. CHARLES BONO, III               Officer and Treasurer

       /s/ RICHARD L. LINDSTROM, M.D.          Director                                 April 2, 1999
---------------------------------------------
         RICHARD L. LINDSTROM, M.D.

             /s/ DR. HENRY SIMON               Director                                 April 2, 1999
---------------------------------------------
               DR. HENRY SIMON

             /s/ JAMES M. GARVEY               Director                                 April 2, 1999
---------------------------------------------
               JAMES M. GARVEY

            /s/ STEVEN C. STRAUS               Director                                 April 2, 1999
---------------------------------------------
              STEVEN C. STRAUS

           By: /s/ JOHN J. KLOBNAK                                                      April 2, 1999
  ----------------------------------------
        John J. Klobnak, individually
           and as Attorney-in-fact

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF LASER VISION AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.